Filed Pursuant to Rule 424(b)(5)
Registration No. 333-42860
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 29, 2002)
7,000,000 Shares
U.S. Concrete, Inc.
Common Stock
$11.25 per share

          We are selling 7,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,050,000 additional shares of common stock to cover over-allotments.
      Our common stock is quoted on the Nasdaq National Market under the symbol “RMIX.” The last reported sale price of our common stock on the Nasdaq National Market on February 1, 2006 was $11.74 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 2 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$11.250	$78,750,000
Underwriting discount	$0.661	$4,627,000
Proceeds to U.S. Concrete (before expenses)	$10.589	$74,123,000
      The underwriters expect to deliver the shares to purchasers on or about February 7, 2006.
Sole Book-Runner
Citigroup

BB&T Capital Markets

Sanders Morris Harris

Davenport & Company LLC
February 1, 2006

SUPERIOR
301-516-7900
221

US
Concrete

Fixed-Ready Mix
Precast
Block
Aggregates

Santa Rosa
San Francisco
Sacramento
San Jose

Detail of Northern California Region

Atlantic 27%
Tenn/N. Miss 5%
Michigan 10%
Texas/ Okla 11%
S. CA / AZ 5%
N. Calif 42%

Year-to-date September 30, 2005 Revenue Contribution Percentage

NY
PA
NJ
MD
DE

Detail of Atlantic Region

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUPPLEMENT

i

SUMMARY
      You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.
U.S. Concrete
      We are a major producer of ready-mixed concrete and related concrete products in the United States. We are a leading ready-mixed concrete producer in substantially all the markets in which we have ready-mixed concrete operations. Ready-mixed concrete is an important building material that is used in the vast majority of commercial, residential and public works construction projects.
      We operate principally in California, New Jersey, Michigan and Texas, with those states representing 44%, 18%, 10% and 9%, respectively, of our net sales for the nine months ended September 30, 2005. According to publicly available industry information, those states represented an aggregate of 28% of the U.S. consumption of ready-mixed concrete in 2004 (California, 12%, New Jersey, 2%, Michigan, 3% and Texas, 11%). We believe the geographic scope of our operations enables us to achieve cost savings through consolidated purchasing, to reduce our administrative costs and to moderate the impact of regional economic cycles and weather conditions. In the first nine months of 2005, we generated revenues, net income and EBITDA of $418.0 million, $8.6 million and $37.0 million, respectively. See “— Summary Historical Financial Data.” We derived approximately 78% of those revenues from the sale of ready-mixed concrete and the remaining 22% of those revenues from the sale of related concrete products and aggregates.
      As of December 31, 2005, we had 100 fixed and seven portable ready-mixed concrete plants, eight precast concrete plants, three concrete block plants and two aggregates quarries. In the first nine months of 2005, these facilities produced approximately 4.7 million cubic yards of ready-mixed concrete, 3.5 million eight-inch equivalent block units and 1.1 million tons of aggregates.
      Our operations consist principally of formulating, preparing and delivering ready-mixed concrete to our customers’ job sites. Ready-mixed concrete becomes difficult to place within 90 minutes after mixing and, accordingly, the market for a permanently installed ready-mixed concrete plant is generally limited to a 25-mile radius of its location. Our customers rely on us to fulfill their requirements on a consistent and timely basis. We also provide services intended to reduce our customers’ overall construction costs by lowering the installed, or “in-place,” cost of concrete. These services include the formulation of mixtures for specific design uses, on-site and lab-based product quality control and customized delivery programs to meet our customers’ needs. Our marketing efforts primarily target general contractors, developers and home builders whose focus extends beyond the price of ready-mixed concrete to product quality and consistency and reduction of in-place concrete costs. In addition, we manufacture and deliver various precast and concrete masonry products to the construction industry. These businesses are complementary to our ready-mixed concrete operations and provide us opportunities to cross-sell various products in markets in which we sell both ready-mixed concrete and other concrete products. Of our sales revenues in the first nine months of 2005, we made approximately 41% to commercial and industrial construction contractors, 46% to residential construction contractors, 5% to street and highway construction contractors and 8% to other public works and infrastructure contractors.
      In this prospectus supplement, we refer to U.S. Concrete, Inc. and its subsidiaries as “we,” “us” or “U.S. Concrete,” unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 2925 Briarpark, Suite 1050, Houston, Texas 77042, and our telephone number at that location is (713) 499-6200. We maintain a website at www.us-concrete.com. The information on our website is not part of this prospectus.

Our Strengths
Leading Market Positions
      We have achieved our leading market positions by acquiring local operations, implementing our “best practices” and leveraging management’s knowledge of the local market. Our market-leading positions provide us with significant advantages by allowing us to:

•	develop enhanced local and regional operating efficiencies;

•	further strengthen relationships with suppliers; and

•	further develop our relationships with local contractors, developers and homebuilders in order to expand our market share of the business those customers generate.
Proven Record of Acquisition and Integration
      We have acquired 33 ready-mixed concrete and concrete-related businesses since 1999. We selectively target well-positioned businesses in our existing markets or new markets we determine have attractive long-term growth prospects. Our acquisition candidates must complement our operating philosophy and be priced attractively. We believe we represent an attractive alternative to various other buyers in the U.S. market due to our financial strength, visibility as a public company, enhanced career opportunities and potential equity participation for local management.
      We complement our capabilities in identifying and acquiring acquisition candidates with our expertise in integrating acquired businesses into our operating structure. We focus our integration efforts on:

•	maintaining and expanding the acquired customer base;

•	retaining key employees of the acquired business; and

•	ensuring that the equipment of the acquired business meets our standards or is replaced over time with standardized equipment.
We also focus on implementing our company-wide accounting systems and controls, quality-control initiatives and standard-operating procedures.
Focus on Operational Efficiencies and Price Optimization
      We believe our national approach and focus on operational efficiencies provide significant opportunities for margin expansion and corresponding advantages over smaller operators. As a national organization, we benefit from reduced raw materials costs and improved availability of supply due to our greater purchasing power. In addition, we have implemented state-of-the-art order entry, dispatch and vehicle tracking systems, which have allowed us to enhance our fleet utilization and productivity and to eliminate duplicative general and administrative functions and facilities. We expect our continued fleet standardization efforts to enhance our purchasing power for mixer trucks and lower our maintenance costs and parts inventory.
      We have trained our sales teams to identify opportunities to provide value-added product to our customers and to price our products and service capabilities to enable us to receive optimum prices. Ready-mixed concrete can be formulated in various ways, many of which can provide added value to our customers, primarily by helping them to reduce their in-place cost of concrete. Our price optimization program focuses on providing cost efficiencies to our customers, while allowing us to receive optimum prices for our product.
Diverse Customers and Geographic Markets
      We have over 10,000 customers in 11 states and the District of Columbia. During the nine months ended September 30, 2005, our ten largest customers accounted for less than 16% of our revenues and no customer accounted for more than 3% of our revenues. Through our acquisitions, we have combined many concrete businesses, each with its own local customer base. In the ready-mixed concrete industry, greater geographic diversity helps mitigate unfavorable regional economic and weather conditions that could negatively impact local operations. Our geographic diversity is complemented by the diverse end markets we serve, including the residential, commercial and industrial, street and highway and public works construction markets. We believe that our geographic and end market diversification enables us to access multiple sources of demand and lends additional stability to our operating results.
Strong Technical Experience
      We are integrating technology into the concrete production and distribution process. We use computer-controlled batching to maintain superior product quality and have invested in technical research to create customized solutions for our customers. Because each segment of the construction industry and each region we serve has specific challenges, we have devoted substantial resources to research and development of concrete products that satisfy many different demands. For example, we offer:

•	value-added formulations of ready-mixed concrete designed to reduce the contractors’ in-place cost of concrete;

•	a wide range of architectural concrete products to designers and homeowners;

•	recycled concrete products and insulated concrete forms for environmentally sustainable (“green”) products; and

•	high performance, lightweight concrete products to replace structural steel and address security concerns raised by recent world events.
Experienced Management Team
      We benefit from an experienced, disciplined senior management team with a comprehensive understanding of our industry and proven operating experience. Our senior corporate management team has an average of approximately 26 years of industry or financial experience, and our senior regional management team has an average of approximately 26 years of industry experience. Our chief executive officer, Eugene Martineau, has over 39 years of experience in the ready-mixed concrete industry and has been a leader in many industry initiatives over the course of his career. In addition, several of our directors and members of our management are serving or have served as directors and/or executive committee members of the National Ready-Mixed Concrete Association. In addition to providing us access to significant industry expertise, our management team has significant ready-mixed concrete industry contacts and other relationships that have facilitated our introductions to and negotiations with acquisition candidates.
Our Business Strategy
      Our objectives are to become the leading provider of ready-mixed concrete and related concrete products in each of our markets, to further expand the geographic scope of our business and, on a select basis, to integrate our operations vertically through acquisitions of aggregates supply sources that support our ready-mixed concrete operations. We plan to achieve this objective by continuing to implement our business strategy, which includes the primary elements we discuss below.
Pursuing Disciplined Growth Through Acquisitions
      The U.S. ready-mixed concrete industry, with over 2,300 small, independent producers, is a fragmented but increasingly consolidating industry. We believe these industry characteristics present growth opportunities for a company with a focused acquisition program and access to capital.
      Our acquisition program targets opportunities for expanding in our existing markets and entering new geographic markets in the U.S. We typically pursue acquisitions that we believe represent attractive opportunities to strengthen local management teams, implement cost-saving initiatives, achieve market-leading positions and establish best practices. We adhere to a disciplined pricing methodology when acquiring businesses. Based on our methodology for valuing, acquiring and integrating target businesses, we expect our future acquisitions to be accretive to our earnings per share after a reasonable period of integration. We cannot provide any assurance, however, as to the impact of any future acquisition we may complete on our future earnings per share.
      Expanding in Existing Markets. We seek to further penetrate our markets by acquiring other well-established companies in those markets. We have completed follow-on acquisitions in substantially all of our ready-mixed concrete markets. By expanding in existing markets through acquisitions, we strive to:

•	eliminate duplicate staff and facilities and reduced material and operating costs and other selling, general and administrative expenses;

•	increase customer cross-selling opportunities; and

•	improve utilization and range of mixer trucks through access to additional plants.
      Entering New Geographic Markets. We seek to enter new geographic markets that demonstrate prospects for growth. In any new market we enter, we will target for acquisition one or more leading local or regional companies that can serve as platform businesses into which we can consolidate other operations. We generally expect these platform acquisition candidates to have historically successful operating results, established customer relationships and superior operational management personnel whom we will be able to retain.
      We believe there are numerous potential acquisition candidates in our existing markets and in new markets. Although we have no binding agreement to effect any acquisition, we have experienced increases in inquiries and similar communications with brokers and other representatives of potential acquisition candidates over the past year, and we are currently evaluating several potential acquisitions. We are currently a party to several nonbinding letters of intent relating to potential acquisitions of ready-mixed concrete and related businesses. We expect the economic and other industry conditions supporting recent consolidation activity within the industry will continue into the foreseeable future.
Improving Marketing and Sales Initiatives
      Our marketing strategy emphasizes the sale of value-added products to customers more focused on reducing their in-place building material costs than on the price per cubic yard of the ready-mixed concrete they purchase. Key elements of our customer-focused approach include:

•	corporate-level marketing and sales expertise;

•	technical service expertise to develop innovative new branded products; and

•	training programs that emphasize successful marketing and sales techniques that focus on the sale of high-margin concrete mix designs.
      We have also formed strategic alliances with several national companies to provide alternative solutions for designers and contractors by using value-added concrete products. Through these alliances, we offer color-conditioned, fiber-strengthened and high-performance concretes and utilize software technology that can be used to design buildings constructed of reinforced concrete.
Promoting Operational Excellence and Achieving Cost Efficiencies
      We strive to be an operationally excellent organization by:

•	implementing and enhancing standard operating procedures;

•	standardizing plants and equipment;

•	investing in software and communications technology;

•	implementing company-wide quality-control initiatives;

•	providing technical expertise to optimize mix designs; and

•	developing strategic alliances with key suppliers of goods and services for new product development.

      We also strive to increase operating efficiencies. We believe that, if we continue to increase in size on both a local and national level, we should continue to experience future productivity and cost improvements in such areas as:

•	materials, through procurement and optimized mix designs;

•	purchases of mixer trucks and other equipment, supplies, spare parts and tools;

•	vehicle and equipment maintenance; and

•	insurance and other risk management programs.
Recent Developments
      In November 2005, we acquired substantially all the operating assets, including real property, of City Concrete Company, City Concrete Products, Inc. and City Transports, Inc., which produce and deliver ready-mixed concrete from five plants in the greater Memphis, Tennessee and northern Mississippi area. These companies produced approximately 257,000 cubic yards of ready-mixed concrete during the nine months ended September 30, 2005. We purchased the assets, using cash on hand, for $14.3 million.
      In December 2005, we acquired substantially all the operating assets of Go-Crete and South Loop Development Corporation, which produce and deliver ready-mixed concrete from six plants and mine sand and gravel from a quarry in the greater Dallas/ Fort Worth, Texas market. These companies produced approximately 596,000 cubic yards of ready-mixed concrete and 521,000 tons of aggregates during the nine months ended September 30, 2005. The aggregate quarry is situated on 2,100 acres and is estimated to have approximately ten million tons of remaining aggregate reserves. We purchased the assets, using cash on hand, for $27.3 million and assumed approximately $2.0 million of capital lease liabilities.
      On January 23, 2006, we issued a press release announcing that our fourth quarter 2005 net income is expected to be approximately $4 million, or approximately $0.13 to $0.14 per diluted share and that our full-year 2005 net income is expected to be approximately $12 million, or approximately $0.42 to $0.43 per diluted share. Revenues for the fourth quarter of 2005 are expected to approximate $158 million. Excluding the incremental volumes from our recently acquired businesses, fourth quarter 2005 ready-mixed concrete sales volumes are estimated to be up about 13% (19% inclusive of recent acquisitions), while ready-mixed concrete average selling prices are estimated to have improved approximately 9%, over the fourth quarter of 2004. The statements above relating to expected net income and earnings per share for the fourth quarter and full-year 2005 and revenues, sales volumes and average selling prices for the fourth quarter of 2005 are forward-looking statements. These statements are based on management’s belief, as well as assumptions made by and information currently available to management. These forward-looking statements speak only as of the date of this prospectus supplement. We do not intend to update these statements unless the securities laws require us to do so, and we caution you not to rely unduly on them. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are subject to certain risks, uncertainties and assumptions, including many of those we have identified under the heading “Forward-Looking Information” in this prospectus supplement, as well as assumptions relating to possible year-end accounting adjustments that we may record as the audit process relating to our year ended December 31, 2005 is completed. Should our underlying assumptions (including our assumptions about the risks and uncertainties we have referenced above) prove incorrect, our actual results for the fourth quarter and full-year 2005 could vary materially from those we have estimated above. Please read the discussions under the headings “Risk Factors” and “Forward-Looking Information” in this prospectus supplement and the accompanying prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risks and Uncertainties” in this prospectus supplement.
The Industry
      Annual usage of ready-mixed concrete in the United States remains near record levels. According to information available from the National Ready-Mixed Concrete Association and F.W. Dodge, total sales from the production and delivery of ready-mixed concrete approximated $29 billion in 2004. As an important material for construction and repair, ready-mixed concrete historically benefited from relatively stable demand and pricing but has experienced significant price increases over the past 18 months, driven largely by strong construction activity and increases in cement prices. From 1996 to 2004, demand for ready-mixed concrete, as measured in total cubic yards shipped, increased 24% and pricing per cubic yard increased 22%, according to the National Ready-Mixed Concrete Association and F.W. Dodge. Construction activity is driven by long-term population growth, which is expected to increase in the United States by 14% between 2005 and 2020, according to the U.S. Census Bureau. Furthermore, advancements in concrete products and in the use of concrete continue to expand its potential in the construction industry.
      Based on information from the National Ready-Mixed Concrete Association, we estimate that, in addition to vertically integrated manufacturers of cements and aggregates, over 2,300 independent ready-mixed concrete producers currently operate approximately 6,000 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service. We believe the typical ready-mixed concrete company is family-owned and has limited access to capital, financial and technical expertise and exit opportunities for its owners. Given these operating constraints, we believe many ready-mixed concrete companies are finding it difficult to both grow their businesses and compete effectively against larger, more cost-efficient and technically capable competitors. We also believe acquisition activity in the ready-mixed concrete industry has increased in recent months.
The Offering

Common stock offered by us	7,000,000 shares(1)

Common stock to be outstanding after the offering	37,011,977 shares(1)(2)

Use of proceeds	We intend to use the net proceeds from this offering to fund future acquisitions and for general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	RMIX

(1)	Does not include 1,050,000 shares that may be sold upon the underwriters’ exercise of their over-allotment option.

(2)	Based on our shares of common stock outstanding as of January 31, 2006. Excludes 138,884 treasury shares, 2,463,007 shares issuable upon exercise of outstanding options at a weighted average price of $6.92 per share and approximately 1.7 million shares of common stock reserved for issuance under our incentive plans.

Summary Historical Financial Data
      The following table presents summary historical financial data as of and for the years ended December 31, 2002, 2003 and 2004 and as of and for the nine months ended September 30, 2004 and 2005. We derived this information from our audited consolidated financial statements for the fiscal years indicated and from our unaudited condensed consolidated financial statements for the interim periods indicated. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus supplement.

				Nine Months Ended
	Year Ended December 31			September 30

	2002	2003	2004	2004	2005

				(Unaudited)
	(Amounts in thousands, except selling prices)
Sales	$503,314	$473,124	$500,589	$377,193	$418,010
Cost of goods sold before depreciation, depletion and amortization	404,376	388,717	412,209	309,108	343,565

Gross profit before depreciation, depletion and amortization	98,938	84,407	88,380	68,085	74,445
Selling, general and administrative expenses	47,204	42,550	47,988	33,899	38,345
Restructuring charges and impairments	28,440
Depreciation, depletion and amortization(1)	10,734	12,441	12,669	9,351	9,783

Income from operations	12,560	29,416	27,723	24,835	26,317
Interest expense, net	17,127	16,855	16,523	12,247	12,939
Loss on early extinguishment of debt			28,781	28,781
Other income, net	1,137	3,016	665	769	871

Income (loss) before income taxes	(3,430)	15,577	(16,916)	(15,424)	14,249
Income tax provision (benefit)	608	5,274	(6,377)	(4,858)	5,693

Income (loss) before cumulative effect of accounting change	(4,038)	10,303	(10,539)	(10,556)	8,556
Cumulative effect of accounting change	(24,328)

Net income (loss)	$(28,366)	$10,303	$(10,539)	$(10,566)	$8,556

Other Data:
Cash flows provided by (used in):
Operating activities	$34,933	$26,692	$34,423	$15,291	$21,216
Investing activities	(36,489)	(17,259)	(11,597)	(6,145)	(13,070)
Financing activities	(886)	(7,007)	9,770	9,091	162
EBITDA(2)	50,028	44,873	41,057	34,955	36,971
Balance Sheet Data (at end of period):
Total assets	$382,222	$400,974	$449,159	$454,686	$483,344
Total debt (including current maturities)	161,808	155,039	200,777	200,988	200,000
Total stockholders’ equity	161,845	176,711	168,849	167,205	178,762
Ready-Mixed Concrete Data:
Average selling price per cubic yard	$73.71	$73.34	$76.38	$75.33	$84.41
Sales volume in cubic yards	5,215	5,026	5,052	3,845	3,857

(1)	We adopted Statement of Financial Auditing Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles,” effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite lived assets are no longer amortized. Accordingly, there is no goodwill amortization included in the years ended December 31, 2002, 2003 and 2004.

(2)	We have computed EBITDA as net income plus the provision (benefit) for income taxes, net interest expense, loss on early extinguishment of debt and noncash goodwill impairments, depreciation, depletion and amortization. EBITDA does not adjust for asset impairments of $2.5 million and $0.5 million, respectively, in 2002 and 2004. EBITDA is a non-GAAP financial measure that we have included because it is widely used by investors for valuation and comparing our financial performance with the performance of other building material companies. We also use EBITDA to monitor and compare the financial performance of our operations from period to period. EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

      The following table presents a reconciliation of EBITDA to net income (loss) for each of the periods indicated:

				Nine Months Ended
	Year Ended December 31			September 30

	2002	2003	2004	2004	2005

	(Dollars in thousands)
Net income (loss)	$(28,366)	$10,303	$(10,539)	$(10,566)	$8,556
Cumulative effect of change in accounting principle	24,328 (a)

Income (loss) before cumulative effect of change in accounting principle	(4,038)	10,303	(10,539)	(10,566)	8,556
Plus:
Income tax expense (benefit)	608	5,274	(6,377)	(4,858)	5,693
Interest expense	17,127	16,855	16,523	12,247	12,939
Loss on early extinguishment of debt			28,781	28,781
Depreciation, depletion and amortization expense	10,734	12,441	12,669	9,351	9,783
Goodwill impairments(b)	25,597

EBITDA(c)	$50,028	$44,873	$41,057	$34,955	$36,971

(a)	Under SFAS No. 142, our goodwill is periodically tested for impairment. We completed our initial impairment review during the quarter ended June 30, 2002. That review resulted in transitional goodwill impairment charges of $24.3 million, net of tax, with respect to two reporting units.

(b)	In the fourth quarter of 2002, we recorded a goodwill impairment charge of $25.6 million, representing the remaining goodwill associated with two reporting units.

(c)	In 2002 and 2004, we recorded asset impairments of $2.5 million and $0.5 million, respectively, for certain equipment we removed from service or held for disposal. These amounts are not reflected in any of the adjustments made to calculate EBITDA.

RISK FACTORS
      You should carefully consider the following matters, in addition to the risk factors beginning on page 2 of the accompanying prospectus and the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before deciding whether to invest in our common stock.
There are risks related to our internal growth and operating strategies.
      Our ability to generate internal growth will be affected by, among other factors, our ability to:

•	attract new customers;

•	differentiate ourselves in a competitive market by emphasizing new product development and value-added sales and marketing;

•	hire and retain employees; and

•	reduce operating and overhead expenses.
      One key component of our operating strategy is to operate our businesses on a decentralized basis, with local or regional management retaining responsibility for day-to-day operations, profitability and internal growth of the local or regional business. If we do not implement and maintain proper overall business controls, this decentralized operating strategy could result in inconsistent operating and financial practices and our overall profitability could be adversely affected.
      Our resources, including management resources, are limited and may be strained if we engage in a significant number of acquisitions. Also, acquisitions may divert our management’s attention from initiating or carrying out programs to save costs or enhance revenues.
      Our inability to achieve internal growth could materially and adversely affect our business, financial condition, results of operations and cash flows.
We may be unsuccessful in continuing to carry out our strategy of growth through acquisitions.
      One of our principal growth strategies is to increase our revenues and the markets we serve and to continue entering new geographic markets through the acquisition of additional ready-mixed concrete and related businesses. We may not be able to acquire suitable acquisition candidates at reasonable prices and on other reasonable terms for a number of reasons, including the following:

•	the acquisition candidates we identify may be unwilling to sell;

•	we may not have sufficient capital to pay for acquisitions; and

•	competitors in our industry may outbid us.
      In addition, there are risks associated with the acquisitions we complete. We may face difficulties integrating the newly acquired businesses into our operations efficiently and on a timely basis. We also may experience unforeseen difficulties managing the increased scope, geographic diversity and complexity of our operations or mitigating contingent or assumed liabilities, potentially including liabilities we do not anticipate.
Our operating results may vary significantly from one reporting period to another and may be adversely affected by the seasonal and cyclical nature of the markets we serve.
      The ready-mixed concrete business is seasonal. In particular, demand for our products and services during the winter months is typically lower than in other months because of inclement winter weather. In addition, sustained periods of inclement weather or permitting delays could postpone or delay projects over geographic regions of the United States and consequently could adversely affect our business, financial condition, results of operations and cash flows. The relative demand for ready-mixed concrete is a function of the highly cyclical construction industry. As a result, our revenues may be adversely affected by declines in the construction industry generally and in our local markets for ready-mixed concrete and other concrete products. Our results also may be materially affected by:

•	the level of residential and commercial construction in our regional markets, including possible reductions in the demand for new residential housing construction below current levels;

•	the availability of funds for public or infrastructure construction from local, state and federal sources;

•	unexpected events that delay or adversely affect our ability to deliver concrete according to our customers’ requirements;

•	changes in interest rates;

•	the changes in mix of our customers and business, which result in periodic variations in the margins of jobs performed during any particular quarter;

•	the timing and cost of acquisitions and difficulties or costs encountered when integrating acquisitions;

•	the budgetary spending patterns of our customers;

•	increases in construction and design costs;

•	power outages and other unexpected delays;

•	our ability to control costs and maintain quality;

•	employment levels; and

•	regional or general economic conditions.
      As a result, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year. Furthermore, negative trends in the ready-mixed concrete industry or in our geographic markets could have material adverse effects on our business, financial condition, results of operations and cash flows.
We may lose business to competitors who underbid us and we may be otherwise unable to compete favorably in our highly competitive industry.
      Our competitive position in a given market depends largely on the location and operating costs of our ready-mixed concrete plants and prevailing prices in that market. Generally, ready-mixed concrete is price-sensitive. Our prices are subject to changes in response to relatively minor fluctuations in supply and demand, general economic conditions and market conditions, all of which are beyond our control. Because of the fixed-cost nature of our business, our overall profitability is sensitive to minor variations in sales volumes and small shifts in the balance between supply and demand. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service, as well as price, are the principal competitive factors among suppliers for large or complex jobs. Concrete manufacturers like us generally obtain customer contracts through local sales and marketing efforts directed at general contractors, developers and homebuilders. As a result, we depend on local relationships.
      Our competitors range from small, owner-operated private companies to subsidiaries or operating units of large, vertically integrated manufacturers of cement and aggregates. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we have, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for jobs that are particularly price-sensitive. Competitors having greater financial resources or less financial leverage than we do to invest in new mixer trucks, build plants in new areas or pay for acquisitions also will have competitive advantages over us.

We depend on third parties for concrete equipment and supplies essential to operate our business.
      We rely on third parties to lease properties, plant and equipment to us and to provide supplies, including cement and other raw materials, necessary for our operations. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. Also, there have historically been periods of supply shortages in the concrete industry, particularly in a strong economy.
      If we are unable to lease necessary properties or equipment, our operations could be severely impacted. If we lose our supply contracts and receive insufficient supplies from other third parties to meet our customers’ needs or if our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations and cash flows could be materially adversely affected.
      During the last three quarters of 2004, supplies of cement were tight in some of our markets as a result of increased demand for cement, lower inventories of cement, downtime at certain cement plants and insufficient availability to increase imports of cement. This shortage curtailed some sales of our ready-mixed concrete, and cement prices increased, which adversely affected our gross margins. During the first quarter of 2005, cement shortages temporarily abated, although tightness of supply brought about by strong domestic consumption and insufficient availability of imported cement resulted in a continuation of the cement price increases experienced in the prior year. In the second and third quarters of 2005, these conditions persisted and we experienced further increases in cement prices in the majority of our markets. During the second quarter of 2005, we experienced cement shortages in our north Texas market that had a negative impact on our operating results through both decreased sales and higher cost of raw materials. Because of expected continued strong domestic consumption and insufficient availability of cement in certain markets, we could experience continued shortages in future periods, which could adversely affect our operating results, through both decreased sales and higher cost of raw materials.
      Through the third quarter of 2005, our product pricing for ready-mixed concrete continued to increase in most of our markets. These price increases have allowed us to absorb the rising cost of raw materials (primarily cement and aggregates). However, gains on increased prices were offset in part by higher labor, freight and delivery costs, including rising diesel fuel costs. With the national average of diesel fuel prices having risen 40% in the third quarter of 2005 as compared to the third quarter in 2004, we have experienced both increased freight charges for our raw materials, in the form of fuel surcharges, and increased cost to deliver our products. As these costs have become more significant over the last two years, we have instituted fuel surcharges in most of our markets in an attempt to cover these rising costs. We do not have any long-term fuel supply contracts that would protect us from rising fuel costs. Sustaining or improving our margins in the future will depend on market conditions and our ability to increase our product pricing or realize gains in productivity to offset further increases in raw materials and other costs.
Governmental regulations, including environmental regulations, may result in increases in our operating costs and capital expenditures and decreases in our earnings.
      A wide range of federal, state and local laws, ordinances and regulations apply to our operations, including the following matters:

•	land usage;

•	street and highway usage;

•	noise levels; and

•	health, safety and environmental matters.
      In many instances, we must have various certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Delays in obtaining approvals for the transfer or grant of certificates, permits or licenses, or failure to obtain new certificates, permits or licenses, could impede the implementation of our acquisition program.

      Governmental requirements that impact our operations include those relating to air quality, solid waste management and water quality. These requirements are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault and may expose us to liability for the conduct of or conditions caused by others, or for our acts that complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of environmental conditions may require us to make unanticipated material expenditures. In addition, we may fail to identify or obtain indemnification from environmental liabilities of acquired businesses. We generally do not maintain insurance to cover environmental liabilities.
      In March 2005, the California Regional Water Quality Control Board for the Central Valley Region issued a draft order to regulate discharges of concrete wastewater and solid wastes associated with concrete manufacturing at ready-mixed concrete plants located in and near Sacramento, California. This order would affect four sites in which six of our ready-mixed concrete plants operate in northern California. If approved in its current draft form, the order would require all existing ready-mixed concrete plants in the area to retrofit or reconstruct their waste management units to provide impermeable containment of all concrete wastewater and install leak detection systems. It also would require all new ready-mixed concrete plants in the area to be constructed with similar waste management units. The draft order provides that operators of existing ready-mixed concrete plants would have 180 days to apply for coverage under the order, and then one year after coverage is obtained to complete all required retrofitting. In June 2005, the California Regional Water Quality Control Board for the Central Valley Region delayed approval of the order to provide the Construction Materials Association of California and various concrete producers time to provide certain information to it for further consideration. Although our actual capital expenditures may vary significantly and will ultimately depend on final regulations, if the order is approved in its current form, the cost of capital improvements to our plants at the four sites in the affected area may be up to $1.0 million per site. Also, if the order is considered and adopted by the California Water Quality Control Board for the San Francisco Bay Region, we might incur similar costs to retrofit our existing plants in that area.
Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs.
      Operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of properties, plant and equipment and environmental damage. Although we conduct training programs designed to reduce these risks, we cannot eliminate these risks. We maintain insurance coverage in amounts we believe are in accord with industry practice; however, this insurance may not be adequate to cover all losses or liabilities we may incur in our operations, and we may not be able to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable. A partially or completely uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on us.
      The insurance policies we maintain are subject to varying levels of deductibles. Losses up to the deductible amounts are accrued based on our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. If we were to experience insurance claims or costs above our estimates, our business, financial condition, results of operations and cash flows may be materially and adversely affected.
The departure of key personnel could disrupt our business, and our business growth will necessitate the successful hiring of new senior managers and executive officers.
      We depend on the continued efforts of our executive officers and, in many cases, on senior management of our regional and local operations. Our success will depend on recruiting new senior level officers and managers, and we cannot be certain that we can recruit and retain such additional officers and managers. To the extent we are unable to manage our growth effectively or are unable to attract and retain qualified management personnel, our business, financial condition, results of operations and cash flows could be materially and adversely affected. We do not carry key-person life insurance on any of our employees.

We may be unable to attract and retain qualified employees.
      Our ability to provide high-quality products and services on a timely basis depends on our success in employing an adequate number of skilled plant managers, technicians and drivers. Like many of our competitors, we experience shortages of qualified personnel from time to time. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy, and our labor expenses may increase as a result of a shortage in the supply of skilled personnel.
Collective bargaining agreements, work stoppages and other labor relations matters may result in increases in our operating costs, disruptions in our business and decreases in our earnings.
      At December 31, 2005, approximately 38% of our employees were covered by collective bargaining agreements, which expire between 2006 and 2010. Of particular note, 335 of our employees are covered by collective bargaining agreements that expire in 2006, including approximately 250 mixer truck drivers in our northern California region, which is our largest operation. Our inability to negotiate acceptable new contracts or extensions of existing contracts with these unions could cause strikes or other work stoppages by the affected employees. In addition, any new contracts or extensions could result in increased operating costs attributable to both union and nonunion employees. If any such strikes or other work stoppages were to occur, or if other of our employees were to become represented by a union, we could experience a significant disruption of our operations and higher ongoing labor costs, which could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, the coexistence of union and nonunion employees may lead to conflicts between union and nonunion employees or impede our ability to integrate our operations efficiently. Moreover, labor relations matters affecting our suppliers of cement and aggregates could adversely impact our business from time to time.
      We contribute to several multiemployer pension plans. If we were to withdraw partially or completely from any plan that is underfunded, we would be liable for a proportionate share of that plan’s unfunded vested benefits. Based on the limited information available from plan administrators, which we cannot independently validate, we believe that our portion of the contingent liability in the case of a full or partial withdrawal or termination from several of these plans would be material to our financial position, results of operations and cash flows.
Our overall profitability is sensitive to price changes and minor variations in sales volumes.
      Generally, ready-mixed concrete is price-sensitive. Prices for our products are subject to changes in response to relatively minor fluctuations in supply and demand, general economic conditions and market conditions, all of which are beyond our control. Because of the fixed-cost nature of our business, our overall profitability is sensitive to price changes and minor variations in sales volumes.
We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications.
      Our operations involve providing products that must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. In the past, we experienced significant claims of this kind that we have resolved. There currently are, and we expect that in the future there will be, additional claims of this kind asserted against us. If a significant product-related claim or claims are resolved against us in the future, that resolution may have a material adverse effect on our financial condition, results of operations and cash flows.
Our net sales attributable to infrastructure projects could be negatively impacted by a decrease or delay in governmental spending.
      Our business depends in part on the level of governmental spending on infrastructure projects in our markets. Reduced levels of governmental funding for public works projects or delays in that funding could adversely affect our business, financial condition, results of operations and cash flows.

Some of our plants are susceptible to damage from earthquakes for which we have a limited amount of insurance.
      We maintain only a limited amount of earthquake insurance, and, therefore, we are not fully insured against earthquake risk. Any significant earthquake damage to our plants could materially adversely affect our business, financial condition, results of operations and cash flows.
Our results of operations could be adversely affected as a result of goodwill impairments.
      Goodwill represents the amount by which the total purchase price we have paid for acquisitions exceeds our estimated fair value of the net assets acquired. We periodically test our recorded goodwill for impairment and charge expense with any impairment we recognize but do not otherwise amortize that goodwill. For 2002, we recorded goodwill impairment charges of $62.2 million.
      As of September 30, 2005, goodwill represented approximately 34.6% of our total assets. We can provide no assurance that future goodwill impairments will not occur. If we determine that any of our remaining balance of goodwill is impaired, we will be required to take an immediate noncash charge to earnings.
As a result of capital constraints and other factors, we may not be able to grow as rapidly as we may desire through acquiring additional businesses.
      In addition to our existing working capital and cash from operations, our senior secured credit facility provides us with a significant source of liquidity. That facility provides us a borrowing capacity of up to $105 million. The credit agreement relating to this facility provides that the administrative agent may, on the bases specified, reduce the amount of the available credit from time to time. At September 30, 2005, no borrowings were outstanding under the credit facility and the amount of the available credit was approximately $85.1 million, net of outstanding letters of credit of $14.1 million.
      We cannot readily predict the timing, size and success of our acquisition efforts or the capital we will need for those efforts. We may use our common stock as a component of the consideration we pay for future acquisitions. Issuances of common stock as acquisition consideration could have a dilutive effect on our stockholders. If our common stock does not maintain a sufficient market value or potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources to pursue our acquisition program.
      Using cash for acquisition consideration limits our financial flexibility and increases the likelihood that we will need to seek additional capital through future debt or equity financings. If we seek more debt financing, we may have to agree to financial covenants that limit our operational and financial flexibility. Additional equity financing may dilute the ownership interests of our stockholders. There is no assurance that additional debt or equity financing will be available on terms acceptable to us.
Our substantial debt could adversely affect our financial condition.
      As of September 30, 2005, we had $200 million of outstanding debt. Our substantial debt and other financial obligations could:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, thereby reducing funds available for other purposes;

•	increase our vulnerability to a downturn in general economic conditions or the industry in which we compete;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	place us at a competitive disadvantage to our competitors; and

•	limit our ability to plan for and react to changes in our business and the ready-mixed concrete industry.
We will require a significant amount of cash to service all our debt.
      Our ability to pay or to refinance our indebtedness depends on our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations and future financings may not be available to us in amounts sufficient to enable us to pay our debt or fund other liquidity needs. If we are unable to generate sufficient cash flow to meet our debt service obligations, we may have to renegotiate the terms of our debt or obtain additional financing, possibly on less favorable terms than our current debt. If we are not able to renegotiate the terms of our debt or obtain additional financing, we could be forced to sell assets under unfavorable circumstances. The terms of our senior secured credit facility and the indenture governing our senior subordinated notes limit our ability to sell assets and generally restrict the use of proceeds from asset sales.
Our existing debt arrangements impose restrictions on us that may adversely affect our ability to operate our business.
      The indenture governing our $200 million aggregate principal amount of senior subordinated notes and our senior secured credit facility contain covenants that restrict, among other things, our ability to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends;

•	make asset sales;

•	make certain investments;

•	enter into transactions with affiliates;

•	incur liens on assets to secure other debt;

•	engage in specified business activities; and

•	engage in certain mergers or consolidations and transfers of assets.
      In addition, our indenture and senior secured credit facility contain financial covenants and other limitations with which we must comply. Our ability to comply with these covenants may be affected by events beyond our control, and our future operating results may not be sufficient to comply with the covenants or, in the event of a default under either our indenture or senior secured credit facility, to remedy such a covenant default.
      Our failure to comply with any of our financial or other covenants under our indenture or senior secured credit facility could result in an event of default. On the occurrence of any such event of default, the trustee under the indenture or our lenders could elect to declare all amounts outstanding under the indenture or our senior secured credit facility, as applicable, to be immediately due and payable, and our lenders could terminate all commitments to extend further credit to us and foreclose on any collateral we have granted to secure our obligations under our senior secured credit facility.
FORWARD-LOOKING INFORMATION
      This prospectus supplement, including the accompanying prospectus and the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “forecast,” “budget,” “goal” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.
      The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. Although our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	our acquisition and national operating strategies;

•	our ability to integrate the businesses we acquire;

•	our ability to obtain the capital necessary to finance our growth strategies;

•	the availability of qualified personnel;

•	the trends we anticipate in the ready-mixed concrete industry and in our business;

•	the level of activity in the construction industry generally and in our local markets for ready-mixed concrete;

•	the cost of capital, including the interest expense associated with our outstanding borrowings, which is tied to market interest rates;

•	our ability to maintain compliance with the covenants under the documents relating to our outstanding indebtedness;

•	the highly competitive nature of our business;

•	changes in, or our ability to comply with, governmental regulations, including those relating to the environment;

•	our labor relations and those of our suppliers of cement and aggregates;

•	the level of funding allocated by the United States Government for federal highway, transit and safety spending;

•	power outages and other unexpected events that delay or adversely affect our ability to deliver concrete according to our customers’ requirements;

•	our ability to control costs, including the costs of raw materials, and maintain quality; and

•	our exposure to warranty claims from developers and other customers.
We have discussed some of these factors in more detail in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus and in the section of this prospectus supplement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risks and Uncertainties.” These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.
USE OF PROCEEDS
      We estimate the proceeds we will receive from this offering, net of underwriting discounts and offering expenses we have paid or will pay, will be approximately $73,743,000. We intend to use those net proceeds to fund future acquisitions and for general corporate purposes. We currently expect to use substantially all the net proceeds of this offering within the next 12 months to complete acquisitions, based on the existing market for acquisition candidates and assuming we complete the due diligence and negotiation processes to our satisfaction. However, we cannot predict the timing, size or success of any acquisition effort or its associated capital commitments.
PRICE RANGE OF COMMON STOCK
      Our common stock is publicly traded on the Nasdaq National Market under the symbol “RMIX.” The following table sets forth the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low

2004
First Quarter	$7.35	$5.69
Second Quarter	7.20	5.18
Third Quarter	7.20	5.61
Fourth Quarter	7.85	6.08
2005
First Quarter	$8.98	$5.07
Second Quarter	7.00	5.12
Third Quarter	8.11	6.24
Fourth Quarter	9.50	5.78
2006
First Quarter (through February 1, 2006)	$12.50	$9.21

CAPITALIZATION
      The following table sets forth our capitalization at September 30, 2005 on a historical basis and as adjusted to give effect to the issuance of the common stock offered hereby and our application of the net proceeds from this offering as described under “Use of Proceeds.”

	September 30, 2005

	Actual	As Adjusted

	(Unaudited; dollars in
	thousands)
Debt:(1)
Senior secured credit facility due 2009(2)	$—	$—
8 3/8% senior subordinated notes due 2014	200,000	200,000

Total debt (including current portion)	200,000	200,000

Stockholders’ Equity:
Preferred stock	—	—
Common stock	30	37
Additional paid-in capital	170,920	245,036
Retained earnings	12,862	12,862
Treasury stock, at cost	(892)	(892)
Deferred compensation	(4,158)	(4,158)

Total stockholders’ equity	178,762	252,885

Total capitalization(3)	$378,762	$452,885

(1)	This table does not reflect the capital lease obligations effectively assumed in connection with the acquisition of the assets of Go-Crete and South Loop Development Corporation in December 2005.

(2)	As of September 30, 2005, we had $85.1 million of available credit under our revolving credit facility, net of $14.1 million of outstanding letters of credit.

(3)	Does not include $48.0 million of cash and cash equivalents as of September 30, 2005. Subsequent to September 30, 2005, we used $41.6 million of cash to fund our acquisitions completed in November and December 2005.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table presents selected consolidated financial data as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and as of and for the nine months ended September 30, 2004 and 2005. We derived this information from our audited consolidated financial statements for the fiscal years indicated and from our unaudited condensed consolidated financial statements for the interim periods indicated. Our consolidated financial statements as of and for December 31, 2002, 2003 and 2004 were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Our consolidated financial statements as of and for December 31, 2000 and 2001 were audited by Arthur Andersen LLP, which has ceased operations. Arthur Andersen LLP has not reissued its report on those financial statements in connection with this offering. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 and our unaudited condensed consolidated financial statements as of September 30, 2005 and for the three and nine months ended September 30, 2004 and 2005 and notes thereto included in this prospectus supplement.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(In thousands, except per share amounts and selling prices)
Statement of Operations Data:
Sales	$394,636	$493,591	$503,314	$473,124	$500,589	$377,193	$418,010
Costs of goods sold before depreciation, depletion and amortization	314,297	396,769	404,376	388,717	412,209	309,108	343,565

Gross profit before depreciation, depletion and amortization	80,339	96,822	98,938	84,407	88,380	68,085	74,445
Selling, general and administrative expenses (including a special compensation charge of $2.1 million in 2001)	27,741	47,057	47,204	42,550	47,988	33,899	38,345
Restructuring charges and impairments			28,440
Depreciation, depletion and amortization(1)	11,212	13,828	10,734	12,441	12,669	9,351	9,783

Income from operations	41,386	35,937	12,560	29,416	27,723	24,835	26,317
Interest expense, net	14,095	19,386	17,127	16,855	16,523	12,247	12,939
Loss on early extinguishment of debt					28,781	28,781
Other income, net	1,319	652	1,137	3,016	665	769	871

Income (loss) before income taxes	28,610	17,203	(3,430)	15,577	(16,916)	(15,424)	14,249
Income tax provisions (benefit)	11,750	7,658	608	5,274	(6,377)	(4,858)	5,693

Income (loss) before cumulative effect of accounting change	16,860	9,545	(4,038)	10,303	(10,539)	(10,566)	8,556
Cumulative effect of accounting change			(24,328)

Net income (loss)	$16,860	$9,545	$(28,366)	$10,303	$(10,539)	$(10,566)	$8,556

Earnings (Loss) Per Share Data:
Basic and diluted income (loss) per share before cumulative effect of accounting change	$0.78	$0.39	$(0.15)	$0.37	$(0.37)	$(0.37)	$0.30
Basic and diluted income (loss) per share	0.78	0.39	(1.06)	0.37	(0.37)	(0.37)	0.29
Balance Sheet Data (at end of period):
Total assets	$357,490	$430,836	$382,222	$400,974	$449,159	$454,686	$483,344
Total debt (including current maturities)	157,134	163,775	161,808	155,039	200,777	200,988	200,000
Total stockholders’ equity	150,555	188,315	161,845	176,711	168,849	167,205	178,762
Statement of Cash Flow Data:
Net cash provided by operating activities	$9,583	$44,874	$34,933	$26,692	$34,423	$15,291	$21,216
Net cash used in investing activities	(104,267)	(58,387)	(36,489)	(17,259)	(11,597)	(6,145)	(13,070)
Net cash provided by (used in) financing activities	94,768	19,929	(886)	(7,007)	9,770	9,091	162
EBITDA(2)	53,917	50,417	50,028	44,873	41,057	34,955	36,971
Ready-mixed Concrete Data:
Average selling price per cubic yard	$69.73	$73.57	$73.71	$73.34	$76.38	$75.33	$84.41
Sales volume in cubic yards	4,705	5,394	5,215	5,026	5,052	3,845	3,857
See footnotes on the following page.

(1)	We adopted Statement of Financial Auditing Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles,” effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite lived assets are no longer amortized. Accordingly, there is no goodwill amortization included in the years ended December 31, 2002, 2003 and 2004.

(2)	We have computed EBITDA as net income plus the provision (benefit) for income taxes, net interest expense, loss on early extinguishment of debt and noncash goodwill impairments, depreciation, depletion and amortization. EBITDA does not adjust for charges from a litigation settlement ($2.8 million in 2001), special compensation ($2.1 million in 2001) or asset impairments ($2.5 million in 2002 and $0.5 million in 2004). We have included EBITDA because it is widely used by investors for valuation and comparing our financial performance with the performance of other building material companies. We also use EBITDA to monitor and compare the financial performance of our operations. EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.
      The following table presents a reconciliation of EBITDA to net income (loss) for each of the periods indicated:

						Nine Months Ended
	Year Ended December 31					September 30

	2000	2001	2002	2003	2004	2004	2005

	(Dollars in thousands)
Net income (loss)	$16,860	$9,545	$(28,366)	$10,303	$(10,539)	$(10,566)	$8,556
Cumulative effect of change in accounting principle			24,328 (a)

Income (loss) before cumulative effect of change in accounting principle	16,860	9,545	(4,038)	10,303	(10,539)	(10,566)	8,556
Plus:
Income tax expense (benefit)	11,750	7,658	608	5,274	(6,377)	(4,858)	5,693
Interest expense	14,095	19,386	17,127	16,855	16,523	12,247	12,939
Loss on early extinguishment of debt					28,781	28,781
Depreciation, depletion and amortization expense	11,212	13,828	10,734	12,441	12,669	9,351	9,783
Goodwill impairments(b)			25,597

EBITDA(c)	$53,917	$50,417	$50,028	$44,873	$41,057	$34,955	$36,971

(a)	Under SFAS No. 142, our goodwill is periodically tested for impairment. We completed our initial impairment review during the quarter ended June 30, 2002. That review resulted in transitional goodwill impairment charges of $24.3 million, net of tax, with respect to two reporting units.

(b)	In the fourth quarter of 2002, we recorded a goodwill impairment charge of $25.6 million, representing the remaining goodwill associated with two reporting units.

(c)	In 2002 and 2004, we recorded asset impairments of $2.5 million and $0.5 million, respectively, for certain equipment we removed from service or held for disposal. These amounts are not reflected in any of the adjustments made to calculate EBITDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      Statements we make in the following discussion which express a belief, expectation or intention, as well as those that are not historical facts, are forward-looking statements that are subject to various risks, uncertainties and assumptions. Our actual results, performance or achievements, or industry results, could differ materially from those we express in the following discussion as a result of a variety of factors, including the risks and uncertainties to which we refer in “Risk Factors” and “— Risks and Uncertainties” below. The following discussion should be read in conjunction with our audited consolidated financial statements and condensed consolidated financial statements and the accompanying notes included in this prospectus supplement.
Overview
      We derive substantially all our revenues from the sale of ready-mixed concrete, other concrete products and related construction materials to the construction industry in the United States. We typically sell ready-mixed concrete under purchase orders that require us to formulate, prepare and deliver the product to our customers’ job sites. We recognize sales from these orders when we deliver the ordered products. The principal states in which we operate are California (44% of sales in the nine months ended September 30, 2005, 42% of 2004 sales and 44% of 2003 sales), New Jersey (18% of sales in the nine months ended September 30, 2005, 17% of 2004 sales and 17% of 2003 sales), Michigan (10% of sales in the nine months ended September 30, 2005, 12% of 2004 sales and 12% of 2003 sales) and Texas (9% of sales in the nine months ended September 30, 2005, 8% of 2004 sales and 9% of 2003 sales). We serve substantially all segments of the construction industry in our markets, and our customers include contractors for commercial and industrial, residential, street and highway and public works construction. The approximate percentages of our concrete product sales by construction type activity were as follows for the periods indicated:

	Year Ended		Nine Months
	December 31,		Ended
			September 30,
	2003	2004	2005

Residential	46%	41%	46%
Commercial and industrial	32%	38%	41%
Street and highway	7%	6%	5%
Other public works	15%	15%	8%
      The markets for our products generally are local, and our operating results are subject to swings in the level and product mix of construction activity that occur in our markets. The level of activity affects the demand for our products, while the product mix of activity among the various segments of the construction industry affects both our relative competitive strengths and our operating margins, as ready-mixed concrete sold for commercial and industrial construction is generally more technical and, therefore, more profitable than that sold for residential construction. Commercial and industrial jobs also provide ready-mixed concrete producers more opportunities to sell value-added concrete mix designs for various high performance requirements that often include admixtures, such as chemicals, minerals and fibers, or color conditioning additives.
      The ready-mixed concrete business is subject to seasonal variations. In particular, demand for our products and services during the winter months is typically lower than in other months of the year because of inclement weather. In addition, sustained periods of inclement weather and other weather conditions could postpone or delay projects in our markets.
      During the first four months of 2005, we experienced sustained adverse weather conditions and permitting delays that exceeded historical norms for this period, primarily in our California markets, which resulted in lower-than-expected sales volume during that period. In the following five months, we experienced more normalized weather conditions, which enabled us to begin to achieve production levels and related efficiencies more consistent with management’s expectations. Should we experience sustained adverse weather in our markets in the future, our sales volumes and results of operations would be adversely affected.

      During the last three quarters of 2004, supplies of cement were tight in some of our markets as a result of increased demand for cement, lower inventories of cement, downtime at certain cement plants and insufficient availability to increase imports of cement. This shortage curtailed some sales of our ready-mixed concrete, and cement prices increased, which adversely affected our gross margins. During the first quarter of 2005, cement shortages temporarily abated, although tightness of supply brought about by strong domestic consumption and insufficient availability of imported cement resulted in a continuation of the cement price increases experienced in the prior year. In the second and third quarters of 2005, these conditions persisted and we experienced further increases in cement prices in the majority of our markets. During the second quarter of 2005, we experienced cement shortages in our north Texas market that had a negative impact on our operating results through both decreased sales and higher cost of raw materials. Because of expected continued strong domestic consumption and insufficient availability of cement in certain markets, we could experience continued shortages in future periods, which could adversely affect our operating results, through both decreased sales and higher cost of raw materials.
      Through the third quarter of 2005, our product pricing for ready-mixed concrete continued to increase in most of our markets. These price increases have allowed us to absorb the rising cost of raw materials (primarily cement and aggregates). However, gains on increased prices were offset in part by higher labor, freight and delivery costs, including rising diesel fuel costs. With the national average of diesel fuel prices having risen 40% in the third quarter of 2005 as compared to the third quarter in 2004, we have experienced both increased freight charges for our raw materials in the form of fuel surcharges and increased cost to deliver our products. As these costs have become more significant over the last two years, we have instituted fuel surcharges in most of our markets in an attempt to cover these rising costs. We do not have any long-term fuel supply contracts that would protect us from rising fuel costs. Sustaining or improving our margins in the future will depend on market conditions and our ability to increase our product pricing or realize gains in productivity to offset further increases in raw materials and other costs.
      Our cost of goods sold consists principally of the costs we incur in obtaining the cement, aggregates and admixtures we combine to produce ready-mixed concrete and other concrete products. We obtain most of these materials from third parties and generally have only a few days’ supply at each of our plants. These costs vary with our levels of production. Our cost of goods sold also includes labor costs, primarily for delivery personnel, and insurance costs and the operating, maintenance and rental expenses we incur in operating our plants, mixer trucks and other vehicles.
      Since our inception in 1999, our growth strategy has contemplated acquisitions. We purchased one business in 2003, one business in 2004 and three businesses in 2005, all of which we have accounted for in accordance with the purchase method of accounting. Please read “— Liquidity and Capital Resources — Acquisitions” for further information regarding our recent acquisitions. The rate and extent to which appropriate further acquisition opportunities are available, and the extent to which acquired businesses are integrated and anticipated synergies and cost savings are achieved can affect our operations and results.
Risks and Uncertainties
      Numerous factors could affect our future operating results, including the factors discussed under the headings “Risk Factors” in this prospectus supplement and the accompanying prospectus and the following factors.
     Internal Computer Network and Applications
      We rely on our network infrastructure, enterprise applications and internal technology systems for our operational, support and sales activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, fires, power loss, telecommunication failures and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions, delays and loss of critical data and could prevent us from fulfilling our customers’ orders. We have developed disaster recovery plans and backup systems to reduce the potentially adverse effects of such events. Any event that causes failures or interruption in our hardware or software systems could result in disruption in our business operations, loss of revenues or damage to our reputation.
     Accounting Rules and Regulations
      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting policies that recently have been or may be affected by changes in the accounting rules are as follows:

•	accounting for share-based payments;

•	accounting for income taxes; and

•	accounting for business combinations and related goodwill.
      In particular, the Financial Accounting Standards Board (the “FASB”) recently adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R, which will require us to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on the consolidated net income in the footnotes to our consolidated financial statements. See “— Recent Accounting Pronouncements” and Note 11 to the condensed consolidated financial statements included in this prospectus supplement for a discussion of SFAS No. 123R.
     Tax Liabilities
      We are subject to federal, state and local income taxes, applicable to corporations generally, as well as nonincome-based taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of business, we make calculations in which the ultimate tax determination is uncertain. We are also from time to time under audit by state and local tax authorities. Although we can provide no assurance that the final determination of our tax liabilities will not differ from what our historical income tax provisions and accruals reflect, we believe our tax estimates are reasonable.
Critical Accounting Policies and Estimates
      Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to our audited consolidated financial statements and condensed consolidated financial statements included in this prospectus supplement describes the significant accounting policies we use in preparing those statements. We believe the most complex and sensitive judgments, because of their significance to our financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving our management judgments and estimates are described below. Actual results in these areas could differ from our estimates.

Allowance for Doubtful Accounts
      We extend credit to customers and other parties in the normal course of business. We regularly review outstanding receivables and provide for estimated losses on accounts receivable we believe we may not collect in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance, and accounts receivable that we write off our books decrease the allowance. We determine the amount of bad debt expense we record each period and the resulting adequacy of the allowance at the end of each period by using a combination of our historical loss experience, customer-by-customer analyses of our accounts receivable balances each period and subjective assessments of our bad debt exposure. Our allowance for doubtful accounts was $2.6 million as of September 30, 2005, $2.3 million as of December 31, 2004 and $4.6 million as of December 31, 2003.

Goodwill
      We record as goodwill the amount by which the total purchase price we pay for our acquisitions exceeds our estimated fair value of the net assets we acquire. We test our recorded goodwill annually for impairment and charge income with any impairment we recognize, but we do not otherwise amortize that goodwill. The impairment test we use consists of comparing our estimates of the current fair values of our reporting units with their carrying amounts. We use a variety of valuation approaches, primarily the discounted future cash flow approach, to arrive at these estimates. These approaches entail making numerous assumptions respecting future circumstances, such as general or local industry or market conditions, and, therefore, are uncertain. For 2002, we recognized a transitional impairment charge to earnings, net of tax, of $24.3 million and an impairment charge to income from operations of $25.6 million. We did not record a goodwill impairment charge for 2003 or 2004. We can provide no assurance that future goodwill impairments will not occur. Our goodwill balance was $167.3 million as of September 30, 2005, $166.6 million as of December 31, 2004 and $165.2 million as of December 31, 2003. See Note 2 to our audited consolidated financial statements and Note 5 to our condensed consolidated financial statements included in this prospectus supplement.

Insurance Programs
      We maintain third-party insurance coverage in amounts and against the risks we believe are reasonable. Under our current insurance programs, we share the risk of loss with our insurance underwriters by maintaining high deductibles subject to aggregate annual loss limitations. Currently, our workers’ compensation per occurrence retention is $1.0 million and our automobile and general liability per occurrence retention is $0.5 million. In connection with these automobile and general liability and workers’ compensation insurance programs, we have entered into standby letter of credit agreements for $14.1 million at September 30, 2005 and $11.6 million at December 31, 2004. We fund these deductibles and record an expense for losses we expect under the programs. We determine the expected losses using a combination of our historical loss experience and subjective assessments of our future loss exposure. The estimated losses are subject to uncertainty from various sources, including changes in claims reporting and settlement patterns, judicial decisions, new legislation and economic conditions. Although we believe the estimated losses are reasonable, significant differences related to the items we have noted above could materially affect our insurance obligations and future expense. The amount accrued for self-insurance claims was $9.6 million at September 30, 2005, $8.7 million as of December 31, 2004 and $6.6 million as of December 31, 2003, which is currently classified in accrued liabilities.

Income Taxes
      We use the liability method of accounting for income taxes. Under this method, we record deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that we expect will be in effect when we recover those assets or settle those liabilities, as the case may be, to measure those taxes. We believe our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, we would provide for a valuation allowance.
      As of September 30, 2005, we had significant deferred tax assets, resulting from net operating loss carryforwards and deductible temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax-planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If we determined that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we determined that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Subsequently recognized tax benefits associated with valuation allowances, recorded in connection with a business combination, will be recorded as an adjustment to goodwill. We recorded no valuation allowance at December 31, 2004 and December 31, 2003.

Inventory Obsolescence
      We provide reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value using assumptions about future demand for those products and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Properties, Plant and Equipment, Net
      We state our properties, plant and equipment at cost and use the straight-line method to compute depreciation of these assets over their estimated remaining useful lives. Our estimates of those lives may be affected by such factors as changing market conditions, technological advances in our industry or changes in applicable regulations.
      We evaluate the recoverability of our properties, plant and equipment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We compare the carrying value of long-lived assets to our projection of future undiscounted cash flows attributable to those assets. If the carrying value exceeds the future undiscounted cash flows, we record an impairment loss equal to the excess of the carrying value over the fair value. Actual useful lives and future cash flows could be different from those we estimate. These differences could have a material effect on our future operating results.

Other
      We record accruals for legal, income tax and other contingencies when estimated future expenditures associated with those contingencies become probable and the amounts can be reasonably estimated. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and, therefore, a decrease or increase in reported net income in the period of such change).

Recent Account Pronouncements
      For a discussion of recently adopted accounting standards, see Note 1 to our audited consolidated financial statements and our condensed consolidated financial statements included in this prospectus supplement.

Results of Operations
      The following table sets forth selected historical statement of operations information and that information as a percentage of sales for the years indicated.

	Year Ended December 31,						Nine Months Ended September 30,

	2002		2003		2004		2004		2005

							(Unaudited)
	(Amounts in thousands)
Sales	$503,314	100.0%	$473,124	100.0%	$500,589	100.0%	$377,193	100.0%	$418,010	100.0%
Cost of goods sold before depreciation, depletion and amortization	404,376	80.3	388,717	82.2	412,209	82.3	309,108	81.9	343,565	82.2

Gross profit before depreciation, depletion and amortization	98,938	19.7	84,407	17.8	88,380	17.7	68,085	18.1	74,445	17.8
Selling, general and administrative expenses	47,204	9.4	42,550	8.9	47,988	9.6	33,899	9.0	38,345	9.2
Restructuring charges and impairments	28,440	5.7
Depreciation, depletion and amortization	10,734	2.1	12,441	2.6	12,669	2.5	9,351	2.5	9,783	2.3

Income from operations	12,560	2.5	29,416	6.3	27,723	5.6	24,835	6.6	26,317	6.3
Interest expense, net	17,127	3.4	16,855	3.6	16,523	3.3	12,247	3.2	12,939	3.1
Loss on early extinguishment of debt					28,781	5.8	28,781	7.6		0.0
Other income, net	1,137	0.2	3,016	0.6	665	0.1	769	0.2	871	0.2

Income (loss) before income taxes	(3,430)	(0.7)	15,577	3.3	(16,916)	(3.4)	(15,424)	(4.1)	14,249	3.4
Income tax provision (benefit)	608	0.1	5,274	1.1	(6,377)	(1.3)	(4,858)	(1.3)	5,693	1.4

Income (loss) before cumulative effect of accounting change	(4,038)	(0.8)	10,303	2.2	(10,539)	(2.1)	(10,566)	(2.8)	8,556	2.0
Cumulative effect of accounting change	(24,328)	(4.8)

Net income (loss)	$(28,366)	(5.6)%	$10,303	2.2%	$(10,539)	(2.1)%	$(10,566)	(2.8)%	$8,556	2.0%

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Sales. Sales increased $40.8 million, or 10.8%, for the nine months ended September 30, 2005, as compared to the corresponding period in 2004. This increase was primarily attributable to a 12.0% increase in the average sales price of ready-mixed concrete, and a 5.6% increase in other sales as compared to the corresponding period in 2004.
      Gross Profit Before Depreciation, Depletion and Amortization. Gross profit increased $6.4 million, or 9.3%, for the nine months ended September 30, 2005, as compared to the corresponding period in 2004. That increase was primarily attributable to an increase in the average sales price of ready-mixed concrete, partially offset by increased raw material, labor and delivery costs. Gross profit margins were 17.8% for the nine months ended September 30, 2005 and 18.1% for the corresponding period in 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.4 million, or 13.1%, for the nine months ended September 30, 2005, as compared to the corresponding period in 2004. These increases were primarily attributable to higher compensation expenses, including incentive and stock-based compensation, and increased professional fees.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $0.4 million, or 4.6%, for the nine months ended September 30, 2005, as compared to the corresponding period in 2004. The increase was primarily attributable to capital expenditures for assets acquired and placed in service during 2005.

      Interest Expense, Net. Interest expense, net, increased $0.7 million for the nine months ended September 30, 2005, as compared to the corresponding period in 2004. Interest expense increased principally as a result of higher interest rates associated with our indebtedness as a result of the termination of our interest rate swap agreements in June 2005.
      Loss on Early Extinguishment of Debt. As a result of our March 2004 refinancing discussed below, we recognized an ordinary loss on early extinguishment of debt of $28.8 million, which consisted of $25.9 million in premium payments to holders of the subordinated notes we prepaid and a write-off of $2.9 million of debt issuance costs associated with all the debt repaid.
      Income Tax Provision/Benefit. We recorded an income tax provision of $5.7 million for the nine months ended September 30, 2005, as compared to an income tax benefit of $4.9 million for the corresponding period in 2004. The net loss and corresponding income tax benefit for the nine months ended September 30, 2004 was attributable to the loss on early extinguishment of debt in the nine months ended September 30, 2004. At the end of each interim reporting period, we estimate the effective income tax rate we expect to be applicable for the full year. We use this estimate in providing for income taxes on a year-to-date basis, and it may change in subsequent interim periods. Our estimated annualized effective tax rate was 40% for the nine months ended September 30, 2005 and 31% for the nine months ended September 30, 2004. The effective income tax rate for 2005 is higher than the federal statutory rate due primarily to state income taxes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Sales. Sales increased $27.5 million, or 5.8%, from $473.1 million in 2003 to $500.6 million in 2004. The increase is mostly attributable to a 9.7% increase in the volume of other concrete product sales and a 4.1% increase in the average selling price of ready-mixed concrete. The price improvement was primarily due to a stable residential construction market and moderate improvements in nonresidential construction in most of our markets during 2004, reflecting the general state of the overall economy, and employment levels in the United States. Adverse weather conditions in the fourth quarter of 2004, particularly in northern California, resulted in lower sales volumes.
      Gross Profit Before Depreciation, Depletion and Amortization. Gross profit before depreciation, depletion and amortization increased $4.0 million, or 4.7%, from $84.4 million in 2003 to $88.4 million in 2004. Gross margin decreased from 17.8% in 2003 to 17.7% in 2004. The gross margin in 2003 reflected a $1.1 million correction of an inventory overstatement. The rise in cement, raw material, labor, insurance and diesel fuel costs during the year adversely impacted gross margin and profit in 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.4 million, or 12.8%, from $42.6 million in 2003 to $48.0 million in 2004. This increase was attributable to asset impairments and write-downs related to properties and equipment ($0.7 million), increases in professional fees ($1.5 million), and higher salary and benefit expenses ($2.5 million) in 2004, primarily due to higher stock-based and incentive-based compensation and group health insurance costs.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $0.3 million, or 1.8%, from $12.4 million in 2003 to $12.7 million in 2004.
      Interest Expense, Net. Our interest rate swap agreements reduced interest expense by approximately $1.4 million in 2004. Interest expense, net, decreased $0.3 million, or 2.0%, from $16.9 million in 2003 to $16.5 million in 2004, as a result of our 2004 refinancings and interest rate swaps. As of December 31, 2004, we had outstanding borrowings totaling $200.0 million, as compared to $155.0 million as of December 31, 2003. Our weighted average interest rate was 7.5%, after giving effect to our interest rate swaps, as of December 31,2004, as compared to 9.0% as of December 31, 2003.
      Loss on Early Extinguishment of Debt. As a result of our refinancings we describe under “— Liquidity and Capital Resources — Senior Subordinated Notes,” we recognized an ordinary loss in 2004 on early extinguishment of debt of $28.8 million, which consisted of $25.9 million in premium payments to redeem our prior senior subordinated notes and a write-off of $2.9 million of debt issuance costs associated with our debt repayments.

      Other Income, Net. Other income, net, decreased $2.3 million, or 78.0%, from $3.0 million in 2003 to $0.7 million in 2004. This decrease was primarily attributable to a $2.0 million settlement we recorded in 2003 in connection with a claim we filed against the former owners of a subsidiary in our Atlantic Region. For additional information, see Note 4 to our audited consolidated financial statements included in this prospectus supplement.
      Income Tax Provision. We recorded a benefit for income taxes of $6.4 million in 2004 compared to a provision for income taxes of $5.3 million in 2003. The 2004 benefit resulted principally from the taxable loss generated from our 2004 debt refinancings. Our effective tax rate was 37.7% for 2004 and 33.9% for 2003. The effective income tax rate for 2004 is greater than the federal statutory rate due primarily to state income tax benefits and non-taxable settlement income increasing the federal tax benefit related to the estimated current year loss.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Sales. Sales decreased $30.2 million, or 6.0%, from $503.3 million in 2002 to $473.1 million in 2003. The decrease is attributable to a 7.2% decrease in sales volume of ready-mixed concrete and a 0.1% decline in our average ready-mixed concrete price and was primarily due to the general decline in nonresidential construction markets reflecting the general state of the overall economy, employment levels in the United States, sustained adverse weather conditions in several of our markets for a portion of the year and the realignment of our businesses in our North Texas operations, partially offset by $11.3 million in additional sales contributed through our acquisition of Builders’ Redi-Mix, Inc. in February 2003.
      Gross Profit Before Depreciation, Depletion and Amortization. Gross profit before depreciation, depletion and amortization decreased $14.5 million, or 14.7%, from $98.9 million in 2002 to $84.4 million in 2003. Gross margins decreased from 19.7% in 2002 to 17.8% in 2003. The decline in gross margin is attributable in part to a $1.1 million correction of an inventory overstatement, a relative decline in productivity due to the adverse weather conditions in some of our markets and a relative shift in our project mix from commercial and industrial construction projects to residential construction projects, which typically require products with lower margins, and higher risk and group health insurance costs. The decline in gross profit was partially offset by $2.1 million in additional gross profit contributed by the business we acquired in 2003.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $4.6 million, or 9.9%, from $47.2 million in 2002 to $42.6 million in 2003. This decrease was attributable to a decline in salary and benefit expenses in 2003 primarily due to lower incentive compensation and a reduced provision for doubtful accounts. This decline in expenses was partially offset by approximately $0.9 million in additional expenses associated with the business we acquired in 2003 and professional fees associated with our investigation of the inventory overstatement.
      Restructuring and Impairments. In 2002, we recorded an impairment charge of $25.6 million for goodwill impairments related to two reporting units in our North Texas/ Southwest Oklahoma and Memphis, Tennessee/ Northern Mississippi markets. We also recorded charges totaling $2.8 million related primarily to the realignment of our business in North Texas. We recorded no restructuring or impairment charges in 2003. For additional information, see Note 5 to our audited consolidated financial statements included in this prospectus supplement.
      Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased $1.7 million, or 15.9%, from $10.7 million in 2002 to $12.4 million in 2003. This increase resulted from the additional properties, plant and equipment we placed in service in 2003, including those associated with the business we acquired in February 2003.
      Interest Expense, Net. Interest expense, net, decreased $0.2 million, or 1.6%, from $17.1 million in 2002 to $16.9 million in 2003. This decrease was attributable to a lower average outstanding balance under our revolving credit facility during 2003, partially offset by a write-off of $0.4 million in deferred financing costs.
      Other Income, Net. Other income, net, increased $1.9 million, from $1.1 million in 2002 to $3.0 million in 2003. This increase was attributable to a $2.0 million settlement we recorded in the fourth quarter of 2003 in connection with a claim we filed against the former owners of a subsidiary in our Atlantic Region. For additional information, see Note 4 to our audited consolidated financial statements included in this prospectus supplement.

      Income Tax Provision. We provided for income taxes of $5.3 million in 2003, an increase of $4.7 million from our provision in 2002. Our income taxes increased principally because we had restructuring charges and goodwill impairments in 2002 that caused our results to be lower in that year. Our effective tax rate was 33.9% for 2003 and 17.7% for 2002.
      Cumulative Effect of Accounting Change. Our 2003 net income does not include any cumulative effect of accounting change. Our 2002 net loss included a cumulative effect of accounting change, net of tax, of $24.3 million as a result of our adoption of SFAS No. 142. Under SFAS No. 142, we recorded a transitional goodwill impairment charge of $24.3 million, net of tax, effective January 1, 2002. This impairment charge was attributable to two reporting units, our divisions in North Texas/ Southwest Oklahoma and Memphis, Tennessee/ Northern Mississippi. Local market and economic conditions affected the value of acquisitions made in North Texas (in 2000 and 2001) and Memphis, Tennessee/ Northern Mississippi (in 1999).
Liquidity and Capital Resources
      Our primary short-term liquidity needs consist of financing seasonal increases in accounts receivable, purchasing property and equipment and paying cash interest expense under our 8 3/8% senior subordinated notes due in April 2014 and cash interest expense, if any, under our senior secured revolving credit facility due in March 2009. In addition to our cash from operations, our senior secured revolving credit facility provides us with a significant source of liquidity. That facility provides us a borrowing capacity of up to $105 million. The credit agreement relating to this facility provides that the administrative agent may, on the bases specified, reduce the amount of the available credit from time to time. At September 30, 2005, no borrowings were outstanding under the revolving credit facility and the amount of that available credit was approximately $85.1 million, net of outstanding letters of credit of $14.1 million. Our working capital needs typically increase in the second and third quarters to finance the increases in accounts receivable during those periods and the cash interest payment on our 8 3/8% senior subordinated notes due on April 1 of each year. Generally, in the fourth quarter, our working capital borrowings begin to decline and then are paid down to their lowest annual levels in the first quarter of the following year.
      The principal factors that could adversely affect the availability of internally generated funds include:

•	any deterioration of sales because of weakness in markets in which we operate;

•	any decline in gross margins due to shifts in our project mix; and

•	the extent to which we are unable to generate internal growth through integration of additional businesses or capital expansions of our existing business.
      The principal factors that could adversely affect our ability to obtain cash from external sources include:

•	covenants contained in our credit facility and the indenture governing our 8 3/8% senior subordinated notes;

•	volatility in the markets for corporate debt; and

•	fluctuations in the market price of our common stock or 8 3/8% senior subordinated notes.
      The following key financial measurements reflect our financial position and capital resources as of September 30, 2004 and 2005 and as of December 31, 2002, 2003 and 2004 (dollars in thousands):

	December 31,			September 30,

	2002	2003	2004	2004	2005

Cash and cash equivalents	$4,685	$7,111	$39,707	$25,348	$48,015
Working capital	$47,116	$37,941	$89,647	$88,228	$99,046
Total debt(1)	$161,808	$155,039	$200,000	$200,000	$200,000
Available credit(2)	$15,300	$7,000	$75,900	$86,700	$85,100
Debt as a percent of capital employed	50.0%	46.7%	54.2%	54.6%	52.8%

(1)	The interest rate swap mark-to-market adjustments of $0.8 million in 2004 are not included in the total debt.

(2)	Based on eligible borrowing base, net of outstanding letters of credit, in 2004 and at September 30, 2005 and maximum leverage ratios in 2003 and 2002.
      At December 31, 2003, current maturities of long-term debt reduced our working capital by $13.6 million.
      Our cash and cash equivalents consist of highly liquid investments in deposits we hold at major banks.

Senior Secured Credit Facility
      The borrowings under our credit facility are limited based on a portion of the net amounts of our eligible accounts receivable, inventory and mixer trucks. At our option, these borrowings will bear annual interest at either the Eurodollar-based rate (“LIBOR”) plus 2.00%, or the domestic rate plus 0.50%. The interest rate margins will vary inversely with the amount of unused borrowing capacity available under the facility. We pay commitment fees at an annual rate of 0.375% on the unused portion of the facility.
      Our subsidiaries have fully and unconditionally guaranteed the repayment of all amounts owing under our credit facility, on a joint and several basis. In addition, we have collateralized the facility with the capital stock and substantially all the assets of our subsidiaries, excluding minor subsidiaries without operations or material assets, and substantially all the assets of those subsidiaries, excluding most of the assets of our aggregate quarry in northern New Jersey. The credit agreement contains covenants limiting, among other things, prepayment or redemption of subordinated notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, mergers, asset sales other than in the ordinary course of business, indebtedness, liens, changes in our business, changes to charter documents and affiliate transactions. It also limits capital expenditures to 5% of consolidated revenues in the prior 12 months and will require us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 on a rolling 12-month basis if the available credit under the facility falls below $15 million. The credit agreement provides that specified change of control events would constitute events of default under the agreement.
      At September 30, 2005, no borrowings were outstanding under the revolving credit facility, and we used $14.1 million of our availability for letters of credit. The credit agreement limits our ability to incur additional debt primarily to the greater of (1) the borrowings available under our credit facility, plus $20 million, or (2) additional debt if, after giving effect to its incurrence, our total debt does not exceed three times our earnings before interest, taxes, depreciation, amortization and certain noncash items.

Senior Subordinated Notes
      To improve liquidity and provide more financial and operating flexibility, on March 31, 2004, we issued and sold, through a private placement, $200 million of 8 3/8% senior subordinated notes maturing April 1, 2014. Interest on these notes is payable semiannually on April 1 and October 1 of each year. We used the net proceeds of this financing to redeem our prior 12% senior subordinated notes and prepay outstanding debt under our senior secured credit facility. We paid $122.5 million to redeem our prior 12% senior subordinated notes, including a prepayment premium of $25.9 million, plus all accrued and unpaid interest through the redemption date of $1.6 million.
      All our subsidiaries, excluding minor subsidiaries, have jointly and severally and fully and unconditionally guaranteed the repayment of our outstanding senior subordinated notes.
      The indenture governing the notes limits our ability and that of our subsidiaries to pay dividends or repurchase common stock, make certain investments, incur additional debt or sell preferred stock, create liens, merge or transfer assets. At any time prior to April 1, 2007, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 108.375% of their principal amount, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, after March 31, 2009, we may redeem all or a part of the notes at a redemption price of 104.188% in 2009, 102.792% in 2010, 101.396% in 2011 and 100% in 2012 and thereafter. The indenture requires us to offer to repurchase (1) an aggregate principal amount of the subordinated notes equal to the proceeds of certain asset sales that are not reinvested in our business or used to pay senior debt and (2) all the notes following the occurrence of a change of control. Our senior secured credit agreement prohibits these repurchases.
      On May 13, 2004, we filed a registration statement with the SEC, which became effective on June 22, 2004, pursuant to which we exchanged our outstanding $200 million 8 3/8% senior subordinated notes for notes that are substantially identical, except that the offering of the new notes was registered under the Securities Act of 1933.
      As a result of restrictions contained in the indenture relating to the 8 3/8% senior subordinated notes, our ability to incur additional debt is primarily limited to the greater of (1) borrowings available under our senior secured credit facility, plus the greater of $15 million or 7.5% of our tangible assets, or (2) additional debt if, after giving effect to such incurrence of such additional debt, our earnings before interest, taxes, depreciation, amortization and certain noncash items equals or exceeds two times our total interest expense.

Interest Rate Swaps
      On April 16, 2004, we entered into interest rate swap agreements with a notional value of $70 million. We terminated these agreements in June 2005. When they were in effect, these interest rate swap agreements had the economic effect of modifying the interest obligations associated with $70 million of our 8 3/8% senior subordinated notes, such that the interest payable on these notes effectively became variable based on the six-month LIBOR rate, set on April 1 and October 1 of each year. The swaps were designated as fair-value hedges and had no ineffective portion. The notional amounts of the swaps matched the principal amounts of the hedged portion of the notes, and the termination dates of the swaps matched the maturity date of the notes. As a result of the swaps, the interest rate on the hedged portion of the notes was LIBOR plus 3.16%. The swap agreements were marked to market each quarter, with a corresponding mark-to-market adjustment reflected as either a discount or premium on the 8 3/8% senior subordinated notes. Because the swap agreements were considered an effective fair-value hedge, there was no effect on our results of operations from these adjustments while the swap agreements were in effect. Upon termination of these interest rate swap agreements, we received $2.2 million in cash as settlement proceeds. The cash proceeds have been included in “changes in operating assets and liabilities, net of acquisitions” within the accompanying unaudited condensed consolidated statements of cash flows. The cash received has been recorded against the fair values of the respective agreements and the resulting net gain of $2.0 million is being amortized over the remaining life of the underlying debt instruments as an adjustment to interest expense. There were no interest rate swap agreements outstanding as of September 30, 2005. During the nine months ended September 30, 2005, the interest rate swap agreements reduced our interest expense by approximately $0.5 million.

Fair Value of Financial Instruments
      The estimated aggregate fair market value of our senior subordinated notes increased from December 31, 2003 by $108 million to $215 million as of December 31, 2004, due primarily to our March 31, 2004 issuance of $200 million principal amount of 8 3/8% senior subordinated notes and subsequent redemption of our prior 12% senior subordinated notes. The fair market values are based on quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt.
      The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

Future Capital Requirements
      While we have not finalized our capital expenditure budget for 2006, as of the date of this prospectus supplement, we have committed to or placed orders for approximately $17 million of capital expenditures in 2006.
      Our management believes, on the basis of current expectations, that our cash on hand, internally generated cash flow and borrowings under our credit facility will be sufficient to provide the liquidity necessary to fund our operations and meet our planned capital expenditure and debt-service requirements for at least the next 12 months.

Cash Flow
      Our consolidated cash flows for each of the past three years and the nine months ended September 30, 2004 and 2005 are presented below (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Operating activities	$34,933	$26,692	$34,423	$15,291	$21,216
Investing activities	(36,489)	(17,259)	(11,597)	(6,145)	(13,070)
Financing activities	(886)	(7,007)	9,770	9,091	162

Net cash provided by (used in) operating, investing and financing activities	$(2,442)	$2,426	$32,596	$18,237	$8,308

      Our net cash provided by operating activities generally reflects the cash effects of transactions and other events used in the determination of net income or loss. Net cash provided by operating activities of $34.4 million in the year ended December 31, 2004 increased $7.7 million from the net cash provided in the year ended December 31, 2003. This increase reflected the receipt of approximately $5.0 million in cash collateral previously used for our insurance retention programs, lower interest payments in 2004 and the timing of accounts payable payments at December 31, 2004, partially offset by increases in accounts receivable and inventory at December 31, 2004, as compared to the end of the prior year. Net cash provided by operating activities of $21.2 million in the nine months ended September 30, 2005 increased $5.9 million from the net cash provided by operating activities in the nine months ended September 30, 2004. This increase was principally a result of higher operating income, higher income tax refunds and proceeds from the early termination of the interest rate swap agreements, partially offset by higher interest payments.
      Our net cash used for investing activities of $11.6 million in the year ended December 31, 2004 decreased $5.7 million from the net cash used in the year ended December 31, 2003, primarily because of an acquisition we made in 2003. Capital expenditures decreased by $2.8 million during the year ended December 31, 2004, with this decrease offset by asset disposition activities. Our net cash used for investing activities of $13.1 million increased $6.9 million for the nine months ended September 30, 2005, as compared to the nine months ended September 30, 2004, primarily because of increased purchases of property and equipment and an acquisition we made in 2005.
      Our net cash provided by financing activities of $9.8 million in the year ended December 31, 2004 increased $16.8 million from the net cash used in the year ended December 31, 2003. This increase was primarily attributable to our March 2004 refinancing activities, proceeds from the exercise of stock options and shares sold to employees under our employee stock purchase plan, partially offset by repurchases of shares during the year ended December 31, 2004. As a result of these activities, cash and cash equivalents, which totaled $39.7 million at December 31, 2004, increased $32.6 million from December 31, 2003. Our net cash provided by financing activities of $0.2 million for the nine months ended September 30, 2005 decreased $8.9 million from the net cash provided for the nine months ended September 30, 2004. This decline is primarily attributable to our March 2004 refinancing activities.
      Net cash provided by operating activities of $26.7 million in 2003 decreased $8.2 million, or 24.6%, from 2002. This decrease reflected lower operating profits, partially offset by lower income tax payments.
      Our net cash used for investing activities of $17.3 in 2003 decreased $19.2 million, or 52.7%, from the net cash used in 2002, primarily due to decreases in funds used for capital expenditures and acquisitions.
      Our net cash used in financing activities of $7.0 million in 2003 increased $6.1 million from the net cash used in 2002. This increase was primarily attributable to an increase in debt repayments and debt issuance costs.
      We define free cash flow as net cash provided by operating activities less purchases of property, plant and equipment (net of disposals). Free cash flow is a performance measure not prepared in accordance with generally accepted accounting principles (“GAAP”). Our management uses free cash flow in managing our business because we consider it to be an important indicator of our ability to service our debt and generate cash for acquisitions and other strategic investments. We believe free cash flow may provide users of our financial information additional meaningful comparisons between current results and results in prior operating periods. As a non-GAAP financial measure, free cash flow should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.
      Our historical net cash provided by operating activities and free cash flow are as follows (in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Net cash provided by operating activities	$34,933	$26,692	$34,423	$15,291	$21,216
Less: Purchases of properties and equipment, net of disposals	(16,977)	(10,700)	(9,839)	(5,996)	(11,960)

Free cash flow	$17,956	$15,992	$24,584	$9,295	$9,256

Acquisitions
      In February 2003, we acquired Builders’ Redi-Mix, Inc., which produces and distributes ready-mixed concrete in the greater Lansing, Michigan market. The purchase price was approximately $10.3 million, comprised of $5.8 million in cash, net of cash acquired, transaction costs of $0.2 million and 920,726 shares of our common stock (valued at $4.3 million).
      In December 2004, we acquired Riefkohl Contracting LLC, which provides precast concrete installation services in the greater Phoenix, Arizona market. The purchase price was approximately $2.2 million, comprised of $1.6 million in cash, transaction costs of $0.1 million and 73,489 shares of our common stock (valued at $0.5 million).
      In January 2005, we acquired a small ready-mixed concrete operation in Knoxville, Tennessee. The purchase price was approximately $1.0 million in cash.
      On November 1, 2005, we acquired substantially all the operating assets, including real property, of City Concrete Company, City Concrete Products, Inc. and City Transports, Inc., which produce and deliver ready-mixed concrete from five plants in the greater Memphis, Tennessee and northern Mississippi area, for approximately $14.3 million in cash. We used cash on hand to make the purchase.
      In December 2005 we acquired substantially all of the operating assets of Go-Crete and South Loop Development Corporation, which produce and deliver ready-mixed concrete from six plants and mine sand and gravel from a quarry in the greater Dallas/ Ft. Worth, Texas market. We purchased the assets, using cash on hand, for $27.3 million in cash and assumed certain capital lease liabilities with a net present value of about $2.0 million.
      Since our inception, cash has been the primary component in the consideration we have paid to acquire businesses. We expect that cash will be a significant, if not the principal, element in acquisitions we may make in the future.

Off-Balance Sheet Arrangements
      We do not currently have any off-balance sheet arrangements. From time to time, we may enter into noncancellable operating leases that would not be reflected on our balance sheet. For additional discussion on our operating leases, see Note 14 to our audited consolidated financial statements included in this prospectus supplement.

Commitments
      The following are our contractual commitments associated with our indebtedness and lease obligations as of September 30, 2005 (in millions):

		Less Than	1-	4-	After
Contractual Obligations	Total	1 Year	3 Years	5 Years	5 Years

Principal on debt	$200.0	$—	$—	$—	$200.0
Interest on debt(1)	150.8	8.4	33.5	33.5	75.4
Operating leases	29.6	2.2	13.5	7.0	6.9

Total	$380.4	$10.6	$47.0	$40.5	$282.3

(1)	Interest payments due under our 8 3/8% senior subordinated notes.
      The following are our commercial commitment expirations as of September 30, 2005 (in millions):

		Less Than	1-	4-	After
Other Commercial Commitments	Total	1 Year	3 Years	5 Years	5 Years

Standby letters of credit	$14.1	$14.1	$—	$—	$—
Purchase obligations	7.9	7.9	—	—	—
Performance bonds	16.0	16.0	—	—	—

Total	$38.0	$38.0	$—	$—	$—

Other
      We periodically evaluate our liquidity requirements, alternative uses of capital, capital needs and availability of resources in view of, among other things, our dividend policy, our debt service and capital expenditure requirements and estimated future operating cash flows. As a result of this process, in the future we may seek to: reduce, refinance, repurchase or restructure indebtedness; raise additional capital; issue additional securities; repurchase shares of our common stock; modify our dividend policy; restructure ownership interests; sell interests in subsidiaries or other assets; or take a combination of such steps or other steps to manage our liquidity and capital resources. In the normal course of our business, we may review opportunities for the acquisition, divestiture, joint venture or other business combinations in the ready-mix concrete or related businesses. In the event of any acquisition or joint venture transaction, we may consider using available cash, issuing equity securities or increasing our indebtedness to the extent permitted by the agreements governing our existing debt. See Note 8 to our audited consolidated financial statements included in this prospectus supplement.
Inflation
      As a result of the relatively low levels of inflation during the past three years, inflation did not significantly affect our results of operations in any of those years.

BUSINESS
General
      U.S. Concrete is a major producer of ready-mixed concrete and concrete related products in select markets in the United States. We are a leading ready-mixed concrete producer in substantially all the markets in which we have ready-mixed concrete operations. Ready-mixed concrete is an important building material used in the vast majority of commercial, residential and public works construction projects.
      We were incorporated in Delaware in 1997 and began operations on completion of our initial public offering (“IPO”) in 1999. Since our IPO, we have made strategic acquisitions to expand our geographic presence and generate operating synergies with existing businesses. We have operations in 11 states and the District of Columbia. The principal states in which we operate are California, New Jersey, Michigan and Texas, with those states representing 44%, 18%, 10% and 9%, respectively, of our net sales for the nine months ended September 30, 2005. According to publicly available industry information, those states represented an aggregate of 28% of the U.S. consumption of ready-mixed concrete in 2004 (California, 12%, New Jersey, 2%, Michigan, 3% and Texas, 11%). We believe the geographic scope of our operations enables us to achieve cost savings through consolidated purchasing, to reduce our administrative costs and to moderate the impact of regional economic cycles and weather conditions. In the first nine months of 2005, we derived approximately 78% of our revenues from the sale of ready-mixed concrete and the remaining 22% of our revenues from the sale of other concrete and concrete related products and aggregates.
      As of December 31, 2005, we had 100 fixed and seven portable ready-mixed concrete plants, eight precast concrete plants, three concrete block plants and two aggregates quarries. In the first nine months of 2005, these facilities produced approximately 4.7 million cubic yards of ready-mixed concrete, 3.5 million eight-inch equivalent block units and 1.1 million tons of aggregates.
      Our operations consist principally of formulating, preparing and delivering ready-mixed concrete to the job sites of our customers. We also provide services intended to reduce our customers’ overall construction costs by lowering the installed, or “in-place,” cost of concrete. These services include the formulation of mixtures for specific design uses, on-site and lab-based product quality control and customized delivery programs to meet our customers’ needs. Our marketing efforts primarily target general contractors, developers and home builders whose focus extends beyond the price of ready-mixed concrete to product quality, product consistency and reduction of in-place concrete costs. In addition, we manufacture and deliver various precast and concrete masonry products for the construction industry. These businesses are complementary to our ready-mixed concrete operations and provide us opportunities to cross-sell various products in markets in which we sell both ready-mixed concrete and other concrete products.
Industry Overview

General
      Ready-mixed concrete is a highly versatile, low cost construction material that the construction industry uses in substantially all of its projects. It is a stone-like compound that results from combining coarse and fine aggregates, such as gravel, crushed stone and sand, with water, various admixtures and cement. Ready-mixed concrete can be manufactured in thousands of variations, which in each instance may reflect a specific design use. Manufacturers of ready-mixed concrete generally maintain only a few days’ inventory of raw materials and must coordinate their daily material purchases with the time-sensitive delivery requirements of their customers.
      The quality of ready-mixed concrete is time-sensitive, as it becomes difficult to place within 90 minutes after mixing. Many ready-mixed concrete specifications do not allow for its placement beyond that time. Consequently, the market for a permanently installed ready-mixed concrete plant generally is limited to an area within a 25-mile radius of its location. Concrete manufacturers produce ready-mixed concrete in batches at their plants and predominantly use mixer trucks to distribute and place it at the job sites of their customers. These manufacturers generally do not provide placing or finishing services which construction contractors or subcontractors typically perform.

      Concrete manufacturers generally obtain contracts through local sales and marketing efforts they direct at general contractors, developers and home builders. As a result, local relationships are very important.
      On the basis of information the National Ready-Mixed Concrete Association has provided to us, we estimate that, in addition to a number of regional independent operators and several larger, vertically integrated manufacturers of cement and ready-mixed concrete, over 2,300 small independent concrete producers currently operate a total of approximately 6,000 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service.
      Annual usage of ready-mixed concrete in the United States remains near record levels. According to information available from the National Ready-Mixed Concrete Association and F.W. Dodge, total sales from the production and delivery of ready-mixed concrete in the United States between 2002 and 2005 were as follows (in millions):

2005	$33,219
2004	$29,109
2003	$26,938
2002	$26,971
      According to F.W. Dodge data, the four major segments of the construction industry accounted for the following approximate percentages of the total volume of ready-mixed concrete produced in the United States in the first nine months of 2005:

Residential construction	34%
Commercial and industrial construction	19%
Street and highway construction and paving	18%
Other public works and infrastructure construction	29%
      As an important material for construction and repair, ready-mixed concrete historically benefited from relatively stable demand and pricing but has experienced significant price increases over the past 18 months, driven largely by strong construction activity and increases in cement prices. From 1996 to 2004, demand for ready-mixed concrete, as measured in total cubic yards shipped, increased 24% and pricing per cubic yard increased 22%, according to the National Ready-Mixed Concrete Association and F.W. Dodge. Construction activity is driven by long-term population growth, which is expected to increase in the United States by 14% between 2005 and 2020, according to the U.S. Census Bureau. Furthermore, advancements in concrete products and in the use of concrete continue to expand its potential in the construction industry.
      Based on information from the National Ready-Mixed Concrete Association, we estimate that, in addition to vertically integrated manufacturers of cements and aggregates, over 2,300 independent ready-mixed concrete producers currently operate approximately 6,000 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service. We believe the typical ready-mixed concrete company is family-owned and has limited access to capital, financial and technical expertise and exit opportunities for its owners. Given these operating constraints, we believe many ready-mixed concrete companies are finding it difficult to both grow their businesses and compete effectively against larger, more cost-efficient and technically capable competitors. We also believe that acquisition activity in the ready-mixed concrete industry has increased in recent months.
      Historically, barriers to the start-up of a new ready-mixed concrete manufacturing operation were low. Over the past decade, public concerns about dust, process water runoff, noise and heavy mixer and other truck traffic associated with the operation of ready-mixed concrete plants and their general appearance have made obtaining the permits and licenses required for new plants increasingly difficult. Difficulties and expense associated with the regulatory process, coupled with the substantial capital investment start-up operations entail, have raised the barriers to entry for those operations.
      For a discussion of the seasonality of the ready-mixed concrete industry generally, see “Risk Factors — Our operating results may vary significantly from reporting period to reporting period and may be adversely affected by the seasonal and cyclical nature of the markets we serve” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” in this prospectus supplement.

Significant Factors Impacting the Market for Ready-Mixed Concrete
      On the basis of available industry information, we believe that ready-mix concrete revenue as a percentage of total construction expenditures in the United States has increased over the last five years. In addition to favorable trends in the overall economy of the United States, we believe three significant factors have been expanding the market for ready-mix concrete in particular:

•	the increased level of industry-wide promotional and marketing activities;

•	the development of new and innovative uses for ready-mix concrete; and

•	the enactment of federal highway funding legislation.
      Industry-Wide Promotional and Marketing Activities. We believe industry participants have, only since the 1990s, significantly increased their focus on and benefited from promotional activities to increase the industry’s share of street and highway construction, commercial and industrial construction and residential construction expenditures. Many of these promotional efforts resulted from an industry-wide initiative called RMC 2000, a program established in 1993 under the leadership of our chief executive officer, Eugene P. Martineau. The National Ready-Mixed Concrete Association, the industry’s largest trade organization, has adopted this program. Its principal goals have been to (1) promote ready-mixed concrete as a building and paving material, (2) improve the overall image of the ready-mixed concrete industry and (3) improve financial returns for producers of ready-mixed concrete. We believe RMC 2000 has been a catalyst for increased investment by the industry in the promotion of concrete.
      Development of Concrete Products. Concrete has many attributes that make it a highly versatile construction material. In recent years, industry participants have developed various uses for concrete products, including:

•	concrete housing;

•	precast modular paving stones;

•	pre-stressed concrete railroad ties to replace wood ties;

•	flowable fill for backfill applications;

•	continuous-slab rail-support systems for rapid transit and heavy-traffic rail lines; and

•	concrete bridges, tunnels and other structures for rapid transit systems.
      Other examples of successful innovations that have opened new markets for concrete include:

•	overlaying asphalt pavement with concrete, or “white topping”;

•	highway median barriers;

•	highway sound barriers;

•	paved shoulders to replace less permanent and increasingly costly asphalt shoulders;

•	pervious concrete parking lots providing a long-lasting and aesthetically pleasing urban environment; and

•	colored pavements to mark entrance and exit ramps and lanes of expressways.
      Federal Highway Funding Legislation. In August 2005, President Bush signed a six-year, $244.1 billion transportation reauthorization act known as the Safe, Accountable, Flexible and Efficient Transportation Equity Act: A Legacy for Users. The new law funds, among other things, federal bridge and highway construction programs. While we do not expect this new law to affect our revenue materially in 2006, we believe that the new law may lead to market opportunities for our products and a strong base for the public works construction segment for the future.

Our Strengths

Leading Market Positions
      We have achieved our leading market positions by acquiring local operations, implementing our “best practices” and leveraging management’s knowledge of the local market. Our market-leading positions provide us with significant advantages by allowing us to:

•	develop enhanced local and regional operating efficiencies;

•	further strengthen relationships with suppliers; and

•	further develop our relationships with local contractors, developers and homebuilders in order to expand our market share of the business those customers generate.

Proven Record of Acquisition and Integration
      We have acquired 33 ready-mixed concrete and concrete-related businesses since 1999. We selectively target well-positioned businesses in our existing markets or new markets we determine have attractive long-term growth prospects. Our acquisition candidates must complement our operating philosophy and be priced attractively. We believe we represent an attractive alternative to various other buyers in the U.S. market due to our financial strength, visibility as a public company, enhanced career opportunities and potential equity participation for local management.
      We complement our capabilities in identifying and acquiring acquisition candidates with our expertise in integrating acquired businesses into our operating structure. We focus our integration efforts on:

•	maintaining and expanding the acquired customer base;

•	retaining key employees of the acquired business; and

•	ensuring that the equipment of the acquired business meets our standards or is replaced over time with standardized equipment.
We also focus on implementing our company-wide accounting systems and controls, quality-control initiatives and standard-operating procedures.

Focus on Operational Efficiencies and Price Optimization
      We believe our national approach and focus on operational efficiencies provide significant opportunities for margin expansion and corresponding advantages over smaller operators. As a national organization, we benefit from reduced raw materials costs and improved availability of supply due to our greater purchasing power. In addition, we have implemented state-of-the-art order entry, dispatch and vehicle tracking systems, which have allowed us to enhance our fleet utilization and productivity and to eliminate duplicative general and administrative functions and facilities. We expect our continued fleet standardization efforts to enhance our purchasing power for mixer trucks and lower our maintenance costs and parts inventory.
      We have trained our sales teams to identify opportunities to provide value-added product to our customers and to price our products and service capabilities to enable us to receive optimum prices. Ready-mixed concrete can be formulated in various ways, many of which can provide added value to our customers, primarily by helping them to reduce their in-place cost of concrete. Our price optimization program focuses on providing cost efficiencies to our customers, while allowing us to receive optimum prices for our product.

Diverse Customers and Geographic Markets
      We have over 10,000 customers in 11 states and the District of Columbia. During the nine months ended September 30, 2005, our ten largest customers accounted for less than 16% of our revenues and no customer accounted for more than 3% of our revenues. Through our acquisitions, we have combined many concrete businesses, each with its own local customer base. In the ready-mixed concrete industry, greater geographic diversity helps mitigate unfavorable regional economic and weather conditions that could negatively impact local operations. Our geographic diversity is complemented by the diverse end markets we serve, including the residential, commercial and industrial, street and highway and public works construction markets. We believe that our geographic and end market diversification enables us to access multiple sources of demand and lends additional stability to our operating results.

Strong Technical Experience
      We are integrating technology into the concrete production and distribution process. We use computer-controlled batching to maintain superior product quality and have invested in technical research to create customized solutions for our customers. Because each segment of the construction industry and each region we serve has specific challenges, we have devoted substantial resources to research and development of concrete products that satisfy many different demands. For example, we offer:

•	value-added formulations of ready-mixed concrete designed to reduce the contractors’ in-place cost of concrete;

•	a wide range of architectural concrete products to designers and homeowners;

•	recycled concrete products and insulated concrete forms for environmentally sustainable (“green”) products; and

•	high performance, lightweight concrete products to replace structural steel and address security concerns raised by recent world events.

Experienced Management Team
      We benefit from an experienced, disciplined senior management team with a comprehensive understanding of our industry and proven operating experience. Our senior corporate management team has an average of approximately 26 years of industry or financial experience, and our senior regional management team has an average of approximately 26 years of industry experience. Our chief executive officer, Eugene Martineau, has over 39 years of experience in the ready-mixed concrete industry and has been a leader in many industry initiatives over the course of his career. In addition, several of our directors and members of our management are serving or have served as directors and/or executive committee members of the National Ready-Mixed Concrete Association. In addition to providing us access to significant industry expertise, our management team has significant ready-mixed concrete industry contacts and other relationships that have facilitated our introductions to and negotiations with acquisition candidates.
Our Business Strategy
      Our objectives are to become the leading provider of ready-mixed concrete and related concrete products in each of our markets, to further expand the geographic scope of our business and, on a select basis, to integrate our operations vertically through acquisitions of aggregates supply sources that support our ready-mixed concrete operations. We plan to achieve this objective by continuing to implement our business strategy, which includes the primary elements we discuss below.

Pursuing Disciplined Growth Through Acquisitions
      The U.S. ready-mixed concrete industry, with over 2,300 small, independent producers, is a fragmented but increasingly consolidating industry. We believe these industry characteristics present growth opportunities for a company with a focused acquisition program and access to capital.
      We typically pursue acquisitions that we believe represent attractive opportunities to strengthen local management teams, implement cost-saving initiatives, achieve market-leading positions and establish best practices. We adhere to a disciplined pricing methodology when acquiring businesses. Based on our methodology for valuing, acquiring and integrating target businesses, we expect our future acquisitions to be accretive to our earnings per share after a reasonable period of integration. We cannot provide any assurance, however, as to the impact of any future acquisition we may complete on our future earnings per share. Our acquisition program targets opportunities for expanding in our existing markets and entering new geographic markets in the U.S.
      Expanding in Existing Markets. We seek to further penetrate our markets by acquiring other well-established companies in those markets. We have completed follow-up acquisitions in substantially all of our ready-mixed concrete markets. By expanding in existing markets through acquisitions, we strive to:

•	eliminate duplicate staff and facilities and reduced material and operating costs and other selling, general and administrative expenses;

•	increase customer cross-selling opportunities; and

•	improve utilization and range of mixer trucks through access to additional plants.
      Entering New Geographic Markets. We seek to enter new geographic markets that demonstrate prospects for growth. In any new market we enter, we will target for acquisition one or more leading local or regional companies that can serve as platform businesses into which we can consolidate other operations. We generally expect these platform acquisition candidates to have historically successful operating results, established customer relationships and superior operational management personnel whom we will be able to retain.
      We believe there are numerous potential acquisition candidates in our existing markets and in new markets. Although we have no binding agreement to effect any acquisition, we have experienced increases in inquiries and similar communications with brokers and other representatives of potential acquisition candidates over the past year, and we are currently evaluating several potential acquisitions. We are currently a party to several nonbinding letters of intent relating to potential acquisitions of ready-mixed concrete and related businesses. We expect the economic and other industry conditions supporting recent consolidation activity within the industry will continue into the foreseeable future.

Improving Marketing and Sales Initiatives
      Our marketing strategy emphasizes the sale of value-added products to customers more focused on reducing their in-place building material costs than on the price per cubic yard of the ready-mixed concrete they purchase. Key elements of our customer-focused approach include:

•	corporate-level marketing and sales expertise;

•	technical service expertise to develop innovative new branded products; and

•	training programs that emphasize successful marketing and sales techniques that focus on the sale of high-margin concrete mix designs.
      We have also formed strategic alliances with several national companies to provide alternative solutions for designers and contractors by using value-added concrete products. Through these alliances, we offer color-conditioned, fiber-strengthened and high-performance concretes and utilize software technology that can be used to design buildings constructed of reinforced concrete.

Promoting Operational Excellence and Achieving Cost Efficiencies
      We strive to be an operationally excellent organization by:

•	implementing and enhancing standard operating procedures;

•	standardizing plants and equipment;

•	investing in software and communications technology;

•	implementing company-wide quality-control initiatives;

•	providing technical expertise to optimize mix designs; and

•	developing strategic alliances with key suppliers of goods and services for new product development.

      We also strive to increase operating efficiencies. We believe that, if we continue to increase in size on both a local and national level, we should continue to experience future productivity and cost improvements in such areas as:

•	materials, through procurement and optimized mix designs;

•	purchases of mixer trucks and other equipment, supplies, spare parts and tools;

•	vehicle and equipment maintenance; and

•	insurance and other risk management programs.
Products and Services
     Ready-Mixed Concrete
      Our ready-mixed concrete products consist of proportioned mixes we prepare and deliver in an unhardened plastic state for placement and shaping into designed forms. Selecting the optimum mix for a job entails determining not only the ingredients that will produce the desired permeability, strength, appearance and other properties of the concrete after it has hardened and cured, but also the ingredients necessary to achieve a workable consistency considering the weather and other conditions at the job site. We believe we can achieve product differentiation for the mixes we offer because of the variety of mixes we can produce, our volume production capacity and our scheduling, delivery and placement reliability. We also believe we distinguish ourselves with our value-added service approach that emphasizes reducing our customers’ overall construction costs by reducing the in-place cost of concrete and the time required for construction.
      From a contractor’s perspective, the in-place cost of concrete includes both the amount paid to the ready-mixed concrete manufacturer and the internal costs associated with the labor and equipment the contractor provides to form, place and finish the product. A contractor’s unit cost of concrete is often only a small component of the total in-place cost that takes into account all the labor and equipment costs required to build the forms for the ready-mixed concrete and place and finish the ready-mixed concrete, including the cost of additional labor and time lost as a result of substandard products or delivery delays not covered by warranty or insurance. By carefully designing proper mixes and using advances in mixing technology, we can assist our customers in reducing the amount of reinforcing steel, time and labor they will require in various applications.
      We provide a variety of services in connection with our sale of ready-mixed concrete that can help reduce our customers’ in-place cost of concrete. These services include:

•	production of formulations and alternative product recommendations that reduce labor and materials costs;

•	quality control, through automated production and laboratory testing, that ensures consistent results and minimizes the need to correct completed work; and

•	automated scheduling and tracking systems that ensure timely delivery and reduce the downtime incurred by the customer’s placing and finishing crews.
      We produce ready-mixed concrete by combining the desired type of cement, sand, gravel and crushed stone with water and, typically, one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.
      We use a variety of chemical admixtures to achieve one or more of five basic purposes:

•	relieve internal pressure and increase resistance to cracking in subfreezing weather;

•	retard the hardening process to make concrete more workable in hot weather;

•	strengthen concrete by reducing its water content;

•	accelerate the hardening process and reduce the time required for curing; and

•	facilitate the placement of concrete having low water content.

      We frequently use various mineral admixtures as supplementary cementing materials to alter the permeability, strength and other properties of concrete. These materials include fly ash, ground granulated blast-furnace slag and silica fume.
      We also use synthetic fibers, as well as steel, glass and carbon filaments, as additives in various formulations of concrete. Fibers help to control shrinkage cracking, thus reducing permeability and improving abrasion resistance and overall durability of concrete. In many applications, fibers replace welded steel wire and reinforcing bars. Relative to the other components of ready-mixed concrete, these additives generate comparatively high margins.

Precast Concrete
      We produce precast concrete products at eight plants in three states, including six in California. Our precast concrete products consist of concrete we produce and then pour into molds at our plant sites. These operations produce a wide variety of specialized finished products, including specialty engineered structures, custom signage, manholes, catch basins, highway barriers and curb inlets. After the concrete sets, we strip the molds from the products and ship the finished product to our customers. Because these products are not perishable, precast concrete plants can serve a much broader market area than ready-mixed concrete plants. Our precast operations in northern California and Delaware are located near our ready-mixed concrete operations and provide us cross-selling opportunities in those markets.

Building Materials
      Our building materials operations supply various resale materials, products and tools contractors use in the concrete construction industry. These materials include rebar, wire mesh, color additives, curing compounds, grouts, forming materials and numerous other items. Our building materials operations are located near several of our ready-mixed concrete operations in northern California, central New Jersey, Michigan and Delaware and near one of our ready-mixed concrete operations in Memphis, Tennessee.

Aggregates
      We produce crushed stone aggregates from our granite quarry in northern New Jersey. We sell these aggregates for use in commercial, residential and public works projects primarily in that area and Orange County, New York. Production during the first nine months of 2005 was approximately 0.6 million tons, and we estimate the quarry had approximately 33 million tons of remaining reserves as of that date, assuming a 20% loss factor for unusable material. We believe additional reserves may be obtainable at mining levels below the level used to make our reserve estimate. We acquired the quarry in January 2002 principally to expand our market presence in northern New Jersey and to provide crushed stone aggregates to third-party customers as well as to our existing ready-mixed concrete operations in that market. In addition, in connection with our December 2005 acquisition of substantially all the operating assets of Go-Crete and South Loop Development Corporation, we acquired a sand and gravel quarry in the Dallas/ Fort Worth, Texas area. The aggregate quarry is situated on 2,100 acres and is estimated to have approximately 10 million tons of remaining aggregate reserves. These aggregate reserves provide us with additional raw materials sourcing flexibility and supply availability.

Concrete Masonry
      We manufacture various shapes and sizes of concrete masonry, commonly known as concrete block, for use in various applications. We produced approximately 4.8 million units of concrete masonry during 2005 at our three plants in Michigan, Delaware and New Jersey. All our concrete masonry plants are located near our ready-mixed concrete operations and provide us cross-selling opportunities in those markets.
Operations
      We have made substantial capital investments in equipment and systems to facilitate continuous multi-customer deliveries of highly perishable products. In any given market, we may maintain a number of plants whose production we centrally coordinate to meet customer production requirements. We must be able to adapt promptly to frequently changing delivery schedules.
      Our ready-mixed concrete plants consist of fixed and portable facilities that produce ready-mixed concrete in wet or dry batches. Our fixed-plant facilities produce ready-mixed concrete that we transport to job sites by mixer trucks. Our portable plant division deploys our seven portable plant facilities to produce ready-mixed concrete at the job site that we direct into place using a series of conveyor belts or a mixer truck. Several factors govern the choice of plant type, including:

•	production consistency requirements;

•	daily production capacity requirements; and

•	job-site proximity to fixed plants.
      A wet batch plant generally has a higher initial cost and daily operating expense, but yields greater consistency with less time required for quality control in the concrete produced and generally has greater daily production capacity than a dry batch plant. We believe that a wet batch plant having an hourly capacity of 250 cubic yards currently would cost approximately $1.5 million, while a dry batch plant having the same capacity currently would cost approximately $0.7 million. At December 31, 2005, our fixed batch plants included 21 wet batch plants and 79 dry batch plants. Of our seven portable plants, six are dry batch plants and one is a wet batch plant.
      Any future plant decisions we make will be impacted by market factors, including:

•	the expected production demand for the plant;

•	the expected types of projects the plant will service; and

•	the desired location of the plant.
      Generally, plants intended primarily to serve high-volume, commercial or public works projects may be wet batch plants, while plants intended primarily to serve low-volume, residential construction projects will likely be dry batch plants. We use our portable plants to service high-volume projects or projects in remote locations.
      The batch operator in a dry batch plant simultaneously loads the dry components of stone, sand and cement with water and admixtures in a mixer truck that begins the mixing process during loading and completes that process while driving to the job site. In a wet batch plant, the batch operator blends the dry components and water in a plant mixer from which he loads the already mixed concrete into the mixer truck, which leaves for the job site promptly after loading.
      Mixer trucks slowly rotate their loads en route to job sites in order to maintain product consistency. A mixer truck typically has a load capacity of 10 cubic yards, or approximately 20 tons, and an estimated useful life of 12 years. A new truck of this size currently costs approximately $160,000. Depending on the type of batch plant from which the mixer trucks generally are loaded, some components of the mixer trucks usually require refurbishment after three to five years. At December 31, 2005, we operated a fleet of approximately 1,120 mixer trucks, with an average age of approximately 7.6 years.
      In our ready-mixed concrete operations, we emphasize quality control, pre-job planning, customer service and coordination of supplies and delivery. We often obtain purchase orders for ready-mixed concrete months in advance of actual delivery. A typical order contains specifications the contractor requires the concrete to meet. After receiving the specifications for a particular job, we use computer modeling, industry information and historical data from similar jobs to formulate a variety of mixtures of cement, aggregates, water and admixtures which meet or exceed the contractor’s specifications. We perform testing to determine which mix design is most appropriate to meet the required specifications. The test results enable us to select the mixture that has the lowest cost and meets or exceeds the job specifications. The testing center creates and maintains a project file that details the mixture we will use when we produce the concrete for the job. For quality control purposes, the testing center also is responsible for maintaining batch samples of concrete we have delivered to a job site.

      We use computer modeling to prepare bids for particular jobs based on job size, location, desired margin, cost of raw materials and the design mixture identified in our testing process. If the job is large enough and has a projected duration beyond the supply arrangement in place at that time, we obtain quotes from our suppliers as to the cost of raw materials we use in preparing the bid. Once we obtain a quotation from our suppliers, the price of the raw materials for the specified job is informally established. Several months may elapse from the time a contractor has accepted our bid until actual delivery of the ready-mixed concrete begins. During this time, we maintain regular communication with the contractor concerning the status of the job and any changes in the job’s specifications in order to coordinate the multi-sourced purchases of cement and other materials we will need to fill the job order and meet the contractor’s delivery requirements. We confirm that our customers are ready to take delivery of manufactured product throughout the placement process. On any given day, a particular plant may have production orders for dozens of customers at various locations throughout its area of operation. To fill an order:

•	the customer service office coordinates the timing and delivery of the concrete to the job site;

•	a load operator supervises and coordinates the receipt of the necessary raw materials and operates the hopper that dispenses those materials into the appropriate storage bins;

•	a batch operator, using a computerized batch panel, prepares the specified mixture for the order and oversees the loading of the mixer truck with either dry ingredients and water in a dry batch plant or the premixed concrete in a wet batch plant; and

•	the driver of the mixer truck delivers the load to the job site, discharges the load and, after washing the truck, departs at the direction of the dispatch office.
      The central dispatch system tracks the status of each mixer truck as to whether a particular truck is:

•	loading concrete;

•	en route to a particular job site;

•	on the job site;

•	discharging concrete;

•	washing out the mixer; or

•	en route to a particular plant.
      The system is updated continuously via signals received from the individual truck operators as to their status. In this manner, the dispatcher can determine the optimal routing and timing of subsequent deliveries by each mixer truck and monitor the performance of each driver.
      A plant manager oversees the operation of each plant. Our employees also include:

•	maintenance personnel who perform routine maintenance work throughout our plants;

•	mechanics who perform substantially all the maintenance and repair work on our vehicles;

•	testing center staff who prepare mixtures for particular job specifications and maintain quality control;

•	various clerical personnel who perform administrative tasks; and

•	sales personnel who are responsible for identifying potential customers and maintaining existing customer relationships.
      We generally operate each of our plants on a single shift, with some overtime operation during the year. On occasion, however, we may have projects that require deliveries around the clock.
Cement and Raw Materials
      We obtain most of the materials necessary to manufacture ready-mixed concrete on a daily basis. These materials include cement, which is a manufactured product, stone, gravel and sand. Each plant typically maintains an inventory level of these materials sufficient to satisfy its operating needs for a few days. Cement represents the highest cost material used in manufacturing a cubic yard of ready-mixed concrete, while the combined cost of the stone, gravel and sand used is slightly less than the cement cost. In each of our markets, we purchase each of these materials from several suppliers. Please read “— Industry Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” for further information regarding our raw materials supplies.
Marketing and Sales
      General contractors typically select their suppliers of ready-mixed concrete. In large, complex projects, an engineering firm or division within a state transportation or public works department may influence the purchasing decision, particularly if the concrete has complicated design specifications. In those projects and in government-funded projects generally, the general contractor or project engineer usually awards supply orders on the basis of either direct negotiation or competitive bidding. We believe the purchasing decision in many cases ultimately is relationship-based. Our marketing efforts target general contractors, developers, design engineers, architects and homebuilders whose focus extends beyond the price of ready-mixed concrete to product quality and consistency and reducing the in-place cost of concrete.
Customers
      Of our sales revenues in the first nine months of 2005, we made approximately 41% to commercial and industrial construction contractors, 46% to residential construction contractors, 5% to street and highway construction contractors and 8% to other public works and infrastructure contractors. In the first nine months of 2005, no single customer or project accounted for more than 5% of our total sales. Of our 2004 sales, we made approximately 38% to commercial and industrial construction contractors, 41% to residential construction contractors, 6% to street and highway construction contractors and 15% to other public works and infrastructure contractors. In 2004, no single customer or project accounted for more than 4% of our total sales.
      We rely heavily on repeat customers. Our management and sales personnel are responsible for developing and maintaining successful long-term relationships with key customers.
Competition
      The ready-mixed concrete industry is highly competitive. Our competitive position in a market depends largely on the location and operating costs of our ready-mixed concrete plants and prevailing prices in that market. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service as well as price are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies to subsidiaries or operating units of large, vertically integrated manufacturers of cement and aggregates. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we have, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for jobs that are particularly price-sensitive. Competitors having greater financial resources also may have competitive advantages over us. See “Risk Factors — We may lose business to competitors who underbid us and we may be otherwise unable to compete favorably in our highly competitive industry.”
Employees
      As of December 31, 2005, we had approximately 482 salaried employees, including executive officers and management, sales, technical, administrative and clerical personnel, and approximately 989 non-union hourly personnel. The number of employees fluctuates depending on the number and size of projects ongoing at any particular time, which may be impacted by variations in weather conditions throughout the year.
      As of December 31, 2005, approximately 895 of our employees were represented by labor unions having collective bargaining agreements with us. Generally, these agreements have multi-year terms and expire on a staggered basis between 2006 and 2010. Under these agreements, we pay specified wages to covered employees and make payments to multi-employer pension plans and employee benefit trusts rather than administering the funds on behalf of these employees.
      Other than a two-day strike at certain operations within our Atlantic Region in 2004, we have not experienced any strikes or significant work stoppages in the past five years. We believe our relationships with our employees and union representatives are satisfactory.
Training and Safety
      Our future success will depend, in part, on the extent to which we can attract, retain and motivate qualified employees. We believe that our ability to do so will depend on the quality of our recruiting, training, compensation and benefits, the opportunities we afford for advancement and our safety record. We support and fund continuing education and training programs for our employees. We intend to continue and expand these programs. We require all field employees to attend periodic safety training meetings and all drivers and other delivery personnel to participate in training seminars. The responsibilities of our national safety director include coordinating a unified, company-wide safety program.
Governmental Regulation and Environmental Matters
      A wide range of federal, state and local laws, ordinances and regulations apply to our operations, including the following matters:

•	land usage;

•	street and highway usage;

•	noise levels; and

•	health, safety and environmental matters.
      In many instances, we are required to have various certificates, permits or licenses to conduct our business. Our failure to maintain these required authorizations or to comply with applicable laws or other governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Delays in obtaining approvals for the transfer or grant of authorizations, or failures to obtain new authorizations, could impede acquisition efforts.
      Environmental laws that impact our operations include those relating to air quality, solid waste management and water quality. These laws are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, businesses may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws also may expose us to liability for the conduct of or conditions caused by others, or for acts that complied with all applicable laws when performed.
      We have conducted Phase I investigations to assess environmental conditions on substantially all the real properties we own or lease and have engaged independent environmental consulting firms to complete those assessments. We have not identified any environmental concerns we believe are likely to have a material adverse effect on our business, financial position, results of operations or cash flows, but we can provide no assurance material liabilities will not occur. In addition, we can provide no assurance our compliance with amended, new or more stringent laws, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional, material expenditures. OSHA regulations establish requirements our training programs must meet.
      We have all material permits and licenses we need to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our capital expenditures relating to environmental matters were not material in 2004. We currently do not anticipate any material adverse effect on our business, financial condition, results of operations or cash flows as a result of our future compliance with existing environmental laws controlling the discharge of materials into the environment.
Product Warranties
      Our operations involve providing ready-mixed and other concrete formulations that must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics. If we fail or are unable to provide product meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. In the past, we have had significant claims of this kind asserted against us that we have resolved. There currently are, and we expect that in the future there will be, additional claims of this kind asserted against us. If a significant product-related claim is resolved against us in the future, that resolution may have a material adverse effect on our business, financial condition, results of operations and cash flows.
Insurance
      Our employees perform a significant portion of their work moving and storing large quantities of heavy raw materials, driving large mixer trucks in heavy traffic conditions or delivering concrete at construction sites or in other areas that may be hazardous. These operating hazards can cause personal injury and loss of life, damage to or destruction of properties and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe accord with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations, and we may be unable to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable. For additional discussion of our insurance programs, see Note 14 to our audited consolidated financial statements and Note 10 to our condensed consolidated financial statements included in this prospectus supplement.

UNDERWRITING
      Citigroup Global Markets Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Sanders Morris Harris Inc. and Davenport & Company LLC are underwriters of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Shares
Underwriter
Citigroup Global Markets Inc.	4,550,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	1,400,000
Sanders Morris Harris Inc.	700,000
Davenport & Company LLC	350,000

Total	7,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.3966 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
      We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that one of our non-employee directors, Robert S. Walker, and one of our officers, Michael D. Mitschele, will be permitted to sell up to 250,000 shares and 54,000 shares, respectively, of our common stock at any time from and after the later of (1) the date that is two full trading days after we publicly announce our earnings for the fourth quarter of 2005 and (2) February 27, 2006. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
      The common stock is quoted on the Nasdaq National Market under the symbol “RMIX.”
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per share	$0.661	$0.661
Total	$4,627,000	$5,321,050
      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’

over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that our portion of the total expenses of this offering will be $380,000.
      The underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of each of Citigroup Global Markets Inc. and BB&T Capital Markets are lenders under our senior secured credit facility, and Citigroup Global Markets Inc. and BB&T Capital Markets were initial purchasers of the 8 3/8% senior subordinated notes we issued in March 2004.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS
      Baker Botts L.L.P., Houston, Texas, will issue an opinion about the legality of the common stock we are offering pursuant to this prospectus supplement. Vinson & Elkins L.L.P., Dallas, Texas, will issue an opinion for the underwriters about certain matters relating to this offering.
EXPERTS
      The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting in the Form 10-K for the year ended December 31, 2004) as of December 31, 2004 included in this prospectus supplement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov. We make our SEC filings available to the public from our web site, www.us-concrete.com. The other information on our web site does not constitute part of this prospectus supplement.
      This prospectus supplement relates to a registration statement we have filed with the SEC relating to the securities we may offer. This prospectus supplement does not contain all the information the registration statement sets forth or includes in its exhibits, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus supplement makes respecting the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits are available at the SEC’s public reference room or through its web site.
      The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the following documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered securities. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our current reports on Form 8-K dated April 1, 2005, April 8, 2005, May 17, 2005, June 1, 2005, December 5, 2005 and December 16, 2005; and

•	the description of the common stock and the description of the rights to purchase preferred stock in our registration statements on Form 8-A filed on May 10, 1999.

      You may request a copy of those filings, other than any exhibit to any of those filings, unless we have specifically incorporated that exhibit by reference into the information this prospectus supplement incorporates. You may request copies, at no cost, by writing or telephoning us at the following address:

U.S. Concrete, Inc.
2925 Briarpark Suite 1050
Houston, Texas 77042
Attention: Corporate Secretary
Telephone: (713) 499-6200

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of U.S. Concrete, Inc.:
      We have completed an integrated audit of U.S. Concrete, Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of U.S. Concrete, Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
      Also, in our opinion, management’s assessment, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 9A of Part II of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 16, 2005

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

	(In thousands, except
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$39,707	$7,111
Trade accounts receivable, net	68,131	64,086
Inventories	20,085	18,104
Deferred income taxes	10,293	2,061
Prepaid expenses	2,140	2,566
Income tax receivables	4,406	2,340
Other current assets	7,381	13,203

Total current assets	152,143	109,471

Properties, plant and equipment, net	118,748	121,022
Goodwill	166,644	165,226
Other assets	11,624	5,255

Total assets	$449,159	$400,974

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$13,610
Accounts payable	36,506	35,723
Accrued liabilities	25,990	22,197

Total current liabilities	62,496	71,530

Long-term debt, net of current maturities	200,777	141,429
Other long-term obligations	4,137	3,980
Deferred income taxes	12,900	7,324

Total liabilities	280,310	224,263

Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock, $0.001 par value per share (10,000 shares authorized; none issued)	—	—
Common stock, $0.001 par value per share (60,000 shares authorized; 29,344 shares in 2004 and 28,806 shares in 2003 issued and outstanding) shares issued)	29	29
Additional paid-in capital	168,850	164,123
Deferred compensation	(3,936)	(2,286)
Retained earnings	4,306	14,845
Cost of treasury stock, 59 common shares in 2004	(400)	—

Total stockholders’ equity	168,849	176,711

Total liabilities and stockholders’ equity	$449,159	$400,974

The accompanying notes are an integral part of these consolidated financial statements.

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31

	2004	2003	2002

	(In thousands, except per share amounts)
Sales	$500,589	$473,124	$503,314
Cost of goods sold before depreciation, depletion and amortization	412,209	388,717	404,376

Gross profit before depreciation, depletion and amortization	88,380	84,407	98,938
Selling, general and administrative expenses	47,988	42,550	47,204
Restructuring charges and impairments	—	—	28,440
Depreciation, depletion and amortization	12,669	12,441	10,734

Income from operations	27,723	29,416	12,560
Interest expense, net	16,523	16,855	17,127
Loss on early extinguishment of debt	28,781	—	—
Other income, net	665	3,016	1,137

Income (loss) before income tax provision (benefit)	(16,916)	15,577	(3,430)
Income tax provision (benefit)	(6,377)	5,274	608

Income (loss) before cumulative effect of accounting change	(10,539)	10,303	(4,038)
Cumulative effect of accounting change	—	—	(24,328)

Net income (loss)	$(10,539)	$10,303	$(28,366)

Earnings (loss) per share:
Basic and diluted income (loss) per share before cumulative effect of accounting change	$(0.37)	$0.37	$(0.15)
Cumulative effect of accounting change, net of tax	—	—	(0.91)

Basic and diluted income (loss) per share	$(0.37)	$0.37	$(1.06)

Number of shares used in calculating earnings (loss) per share:
Basic	28,247	28,003	26,825
Diluted	28,247	28,105	26,825
The accompanying notes are an integral part of these consolidated financial statements.

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock
			Additional				Total
		Par	Paid-In	Deferred	Retained	Treasury	Stockholders’
	Shares	Value	Capital	Compensation	Earnings	Stock	Equity

	(In thousands)
BALANCE, December 31, 2001	26,711	$27	$155,380	$—	$32,908	$—	$188,315
Issuance of shares for acquisitions	18	—	349	—	—	—	349
Employee purchase of ESPP shares	247	—	1,247	—	—	—	1,247
Stock issued in connection with compensation plan	48	—	300	—	—	—	300
Net loss	—	—	—	—	(28,366)	—	(28,366)

BALANCE, December 31, 2002	27,024	27	157,276	—	4,542	—	161,845
Issuance of shares for acquisitions and contingent consideration	1,009	1	4,479	—	—	—	4,480
Exchange of stock options for restricted common stock	286	—	1,374	(1,374)	—	—	—
Employee purchase of ESPP shares	265	1	866	—	—	—	867
Restricted common stock issued in connection with compensation plan	222	—	1,128	(1,128)	—	—	—
Amortization of deferred compensation	—	—	—	216	—	—	216
Receivable of common stock to be canceled	—	—	(1,000)	—	—	—	(1,000)
Net income	—	—	—	—	10,303	—	10,303

BALANCE, December 31, 2003	28,806	29	164,123	(2,286)	14,845	—	176,711
Issuance of shares for acquisitions	73	—	538	—	—	—	538
Employee purchase of ESPP shares	149	—	849	—	—	—	849
Stock options exercised	78	—	524	—	—	—	524
Restricted common stock issued in connection with compensation plan	467	—	2,816	(2,816)	—	—	—
Amortization of deferred compensation	—	—	—	1,166	—	—	1,166
Cancellation of shares	(170)	—		—	—	—	—
Purchase of treasury shares	(59)	—	—	—	—	(400)	(400)
Net loss	—	—	—	—	(10,539)	—	(10,539)

BALANCE, December 31, 2004	29,344	$29	$168,850	$(3,936)	$4,306	$(400)	$168,849

The accompanying notes are an integral part of these consolidated financial statements.

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2004	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(10,539)	$10,303	$(28,366)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	—	24,328
Restructuring and impairments	—	—	28,115
Loss on early extinguishment of debt	28,781	—	—
Depreciation, depletion and amortization	12,669	12,441	10,734
Debt issuance cost amortization	1,355	1,930	1,361
Net (gain) loss on sale of assets	25	(60)	(485)
Deferred income taxes	(2,656)	8,445	(4,232)
Provision for doubtful accounts	1,040	931	2,126
Provision to write down inventories	—	1,137	—
Stock based compensation	1,166	216	—
Changes in assets and liabilities, excluding effects of acquisitions:
Accounts receivable	(4,345)	(4,242)	10,976
Inventories	(1,981)	1,086	(2,420)
Prepaid expenses and other current assets	4,182	(565)	(1,111)
Other assets and liabilities, net	1,393	(2,358)	(414)
Accounts payable and accrued liabilities	3,333	(2,572)	(5,679)

Net cash provided by operating activities	34,423	26,692	34,933

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of properties, plant and equipment	(10,447)	(13,287)	(18,045)
Payments for acquisitions, net of cash received of $0, $1,081 and $0	(1,592)	(5,814)	(17,064)
Payment of direct costs in connection with acquisitions	(162)	(164)	(242)
Proceeds from disposals of properties, plant and equipment	608	2,587	1,068
Other investing activities	(4)	(581)	(2,206)

Net cash used in investing activities	(11,597)	(17,259)	(36,489)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	264,000	—	—
Repayments of borrowings	(219,039)	(6,769)	(1,967)
Proceeds from issuances of common stock	1,373	867	1,247
Common stock issuance costs	—	(36)	—
Purchase of treasury shares	(400)	—	—
Debt retirement costs	(25,851)	—	—
Debt issuance costs	(10,313)	(1,069)	(166)

Net cash provided by (used in) financing activities	9,770	(7,007)	(886)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,596	2,426	(2,442)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,111	4,685	7,127

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$39,707	$7,111	$4,685

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$14,428	$15,374	$15,306
Cash paid for income taxes	$279	$303	$6,445
Supplemental Disclosure of Noncash Investing and Financing Activities:
Additions to properties, plant and equipment from exchanges	$788	$—	$88
Receivable from sale of assets	$—	$—	$450
Common stock and stock options issued in connection with acquisitions and contingent consideration	$538	$4,480	$349
Common stock received in settlement	$1,000	$—	$—
Exchange of stock options for restricted stock	$—	$1,374	$—
The accompanying notes are an integral part of these consolidated financial statements.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
      U.S. Concrete, Inc., a Delaware corporation, provides ready-mixed concrete and related concrete products and services to the construction industry in several major markets in the United States. U.S. Concrete is a holding company and conducts its businesses through its consolidated subsidiaries.
      U.S. Concrete commenced operations in May 1999, when it acquired six operating businesses in three major markets in the United States. Since then, and through December 31, 2004, U.S. Concrete has acquired an additional 24 operating businesses in these and seven additional markets in the United States.
      U.S. Concrete’s future success depends on a number of factors, which include attracting and retaining qualified management and employees, complying with government regulations and other regulatory requirements or contract specifications and addressing risks associated with competition, seasonality and quarterly fluctuations, integrating operations successfully, managing growth, identifying and acquiring satisfactory acquisition candidates and obtaining acquisition financing.

Basis of Presentation
      The consolidated financial statements consist of the accounts of U.S. Concrete and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated.

Cash and Cash Equivalents
      U.S. Concrete records as cash equivalents all highly liquid investments having maturities of three months or less at the date of purchase. Cash held as collateral or escrowed for contingent liabilities is included in other current and noncurrent assets based on the expected release date of the underlying obligation.

Inventories
      Inventories consist primarily of cement and other raw materials, precast products, building materials and repair parts that U.S. Concrete holds for use or sale in the ordinary course of business. It uses the first-in, first-out method to value inventories at the lower of cost or market.

Prepaid Expenses
      Prepaid expenses primarily include amounts U.S. Concrete has paid for insurance, licenses, taxes, rent and maintenance contracts. It expenses or amortizes all prepaid amounts as used or over the period of benefit, as applicable.

Properties, Plant and Equipment, Net
      U.S. Concrete states properties, plant and equipment at cost and uses the straight-line method to compute depreciation of these assets other than mineral deposits over the following estimated useful lives: buildings and land improvements, from 10 to 40 years; machinery and equipment, from 10 to 30 years; mixers, trucks and other vehicles, from six to 12 years; and other, from three to 10 years. It capitalizes leasehold improvements on properties held under operating leases and amortizes them over the lesser of their estimated useful lives or the applicable lease term.
      U.S. Concrete expenses maintenance and repair costs when incurred and capitalizes and depreciates expenditures for major renewals and betterments that extend the useful lives of its existing assets. When U.S. Concrete retires or disposes of properties, plant or equipment, it removes the related cost and accumulated depreciation from its accounts and reflects any resulting gain or loss in its statements of operations.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depletion of the related mineral deposits is computed on the basis of the estimated quantity of recoverable raw materials. The Securities and Exchange Commission (the “SEC”) has questioned public companies in the oil, gas and mining industries as to the proper accounting for, and reporting of, acquired contractual mineral interests under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets.” These accounting standards became effective for U.S. Concrete on July 1, 2001, and January 1, 2002, respectively. At issue, is whether the acquired contractual mineral interest costs should be classified on the balance sheet as part of “properties, plant and equipment” or as “intangible assets.” U.S. Concrete intends to continue classifying these costs as “properties, plant and equipment” until authoritative guidance is provided.
      U.S. Concrete evaluates the recoverability of its properties, plant and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” U.S. Concrete compares the carrying value of long-lived assets to its projection of future undiscounted cash flows attributable to those assets, and if the carrying value exceeds the future undiscounted cash flows, U.S. Concrete records an impairment charge against income equal to the excess of the carrying value over the asset’s fair value. In restructuring charges and impairments, U.S. Concrete recorded asset impairment charges for certain equipment totaling $2.5 million in 2003 (see Note 5 for further discussion).

Goodwill
      Goodwill represents the amount by which the total purchase price U.S. Concrete has paid to acquire businesses accounted for as purchases exceeds the estimated fair value of the net assets acquired. As a result of adopting SFAS No. 142, U.S. Concrete’s goodwill is no longer amortized. Under SFAS No. 142, U.S. Concrete’s goodwill is periodically tested for impairment. SFAS No. 142 provided a six-month transitional period to complete the initial impairment review. U.S. Concrete completed its initial impairment review during the quarter ended June 30, 2002. That review indicated impairments attributable to two reporting units. As a result, U.S. Concrete recorded a transitional goodwill impairment charge of $24.3 million, net of tax, which it presented as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 2002 (see Note 2 for further discussion). In the fourth quarter of 2002, U.S. Concrete recorded a goodwill impairment charge of $25.6 million, representing the remaining goodwill associated with those two reporting units (see Notes 2 and 5 for further discussion).

Debt Issue Costs
      U.S. Concrete amortizes debt issue costs related to its prior revolving credit facility and prior senior subordinated notes at December 31, 2003, and its current senior secured credit facility and current senior subordinated notes at December 31, 2004, as interest expense over the scheduled maturity period of the debt. Unamortized debt issuance costs were $8.7 million as of December 31, 2004 and $2.5 million as of December 31, 2003. U.S. Concrete includes those unamortized costs in other assets.

Allowance for Doubtful Accounts
      U.S. Concrete provides an allowance for accounts receivable it believes it may not collect in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance. Accounts receivable are written off when U.S. Concrete feels the receivable will not be collected. Accounts receivable that U.S. Concrete writes off its books decrease the allowance. U.S. Concrete determines the amount of bad debt expense it records each period and the resulting adequacy of the allowance at the end of each period by using a combination of its historical loss experience, a customer-by-customer analysis of its accounts receivable balances each period and subjective assessments of its bad debt exposure. The allowance for doubtful accounts balance was $2.3 million as of December 31, 2004 and $4.6 million as of December 31, 2003.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales and Expenses
      U.S. Concrete derives substantially all its sales from the production and delivery of ready-mixed concrete, other onsite products and related building materials. It recognizes sales when products are delivered. Amounts billed to customers for delivery costs are classified as a component of total revenues and the related delivery costs (excluding depreciation) are classified as a component of total cost of goods sold. Cost of goods sold consists primarily of product costs and operating expenses (excluding depreciation, depletion and amortization). Operating expenses consist primarily of wages, benefits, insurance and other expenses attributable to plant operations, repairs and maintenance and delivery costs. Selling expenses consist primarily of sales commissions, salaries of sales managers, travel and entertainment expenses and trade show expenses. General and administrative expenses consist primarily of executive and administrative compensation and benefits, office rent, utilities, communication and technology expenses, provision for doubtful accounts and professional fees.

Insurance Programs
      U.S. Concrete maintains third-party insurance coverage in amounts and against the risks it believes are reasonable. Under its insurance programs in effect since July 2001, U.S. Concrete shares the risk of loss with its insurance underwriters by maintaining high deductibles subject to aggregate annual loss limitations. U.S. Concrete’s deductible retentions per occurrence for auto and general liability insurance programs were $0.5 million in 2002, 2003 and 2004, and for its worker’s compensation insurance program was $0.5 million in 2002 and $1.0 million in 2003 and 2004. In connection with these automobile and general liability and workers’ compensation insurance programs, U.S. Concrete has entered into standby letter of credit agreements of $11.6 million at December 31, 2004. U.S. Concrete funds those deductibles and records an expense for losses it expects under the programs. U.S. Concrete determines expected losses using a combination of its historical loss experience and subjective assessments of its future loss exposure. The estimated losses are subject to uncertainty from various sources, including changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. Although U.S. Concrete believes that the estimated losses are reasonable, significant differences related to the items noted above could materially affect U.S. Concrete’s insurance obligations and future expense. The amounts accrued for self-insurance claims were $8.7 million as of December 31, 2004 and $6.6 million as of December 31, 2003. U.S. Concrete includes those accruals in accrued liabilities.

Reclamation
      If a legal obligation exists for the retirement of an asset, U.S. Concrete records a fair estimate of the liability and adds a corresponding amount to the carrying value. U.S. Concrete records depreciation of the additional carrying value over the life of the asset. If U.S. Concrete accrues the obligation for other than the carrying amount of the liability, it recognizes a gain or loss on settlement. U.S. Concrete settles expenditures to reclaim land to the reserves as it incurs them.

Income Taxes
      U.S. Concrete uses the liability method of accounting for income taxes. Under this method, it records deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and uses enacted tax rates and laws that U.S. Concrete expects will be in effect when it recovers those assets or settles those liabilities, as the case may be, to measure those taxes. U.S. Concrete records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2004 and December 31, 2003, no valuation allowances were recorded.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Instruments
      U.S. Concrete recognizes derivatives as either assets or liabilities in its consolidated balance sheets and measures those instruments at fair value. U.S. Concrete’s derivatives are interest rate swaps, which represent fair value hedges. U.S. Concrete’s objective for holding these derivatives is to balance its exposure to the fixed and variable interest rate markets. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” these hedges are considered perfectly effective, and no net gain or loss is recorded for changes in fair value of the interest rate swaps or the related debt. See Note 9 for a description of U.S. Concrete’s derivative financial instruments and related accounting policies.

Fair Value of Financial Instruments
      The financial instruments of U.S. Concrete consist primarily of cash and cash equivalents, trade receivables, trade payables and long-term debt. U.S. Concrete’s management considers the carrying values of cash and cash equivalents, trade receivables, trade payables and the revolving credit facility to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The fair market value of U.S. Concrete’s long-term debt borrowings at year end was estimated at $215 million in 2004 and $107 million in 2003.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions that U.S. Concrete considers significant in the preparation of its financial statements include those related to its allowance for doubtful accounts, realization of goodwill, accruals for self-insurance, accruals for income taxes, reserves for inventory obsolescence and the valuation and useful lives of properties, plant and equipment.

Earnings (Loss) Per Share
      Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding during the year, but also include the dilutive effect of stock-based incentives and option plans (including stock options and awards of restricted stock).
      The following table reconciles the numerator and denominator of the basic and diluted earnings per share during the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share amounts).

	2004	2003	2002

Numerator:
Net income (loss)	$(10,539)	$10,303	$(28,366)
Denominator:
Weighted average common shares outstanding-basic	28,247	28,003	26,825
Effect of dilutive stock options and restricted stock	—	102	—

Weighted average common shares outstanding-diluted	28,247	28,105	26,825

Earnings (loss) per share:
Basic	$(0.37)	$0.37	$(1.06)
Diluted	$(0.37)	$0.37	$(1.06)

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For the years ended December 31, stock options and awards covering 3.7 million shares in 2004, 3.1 million shares in 2003 and 4.1 million shares in 2002 were excluded from the computation of diluted earnings (loss) per share because their effect would have been antidilutive.

Comprehensive Income
      Comprehensive income represents all changes in equity of an entity during the reporting period, except those resulting from investments by and distributions to stockholders. For each of the three years in the period ended December 31, 2004, no differences existed between the historical consolidated net income and consolidated comprehensive income of U.S. Concrete.

Segment Information
      U.S. Concrete has adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes standards for the manner by which public enterprises are to report information about operating segments in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. All segments that meet a threshold of 10% of revenues, reported profit or loss or combined assets are defined as significant segments. U.S. Concrete currently aggregates its ready-mixed concrete and concrete related products as one reportable segment. All its operations, sales and long-lived assets are in the United States.

Stock-based Compensation
      Under the requirements of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,” U.S. Concrete accounts for stock option awards in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and its related interpretations. Under APB No. 25, no compensation expense is recognized when the exercise price is greater than or equal to the market price of the underlying common stock on the date of grant. The exercise price per share of each stock option U.S. Concrete awarded during 2004, 2003 and 2002 was greater than or equal to the fair market value of a share of U.S. Concrete’s common stock on the date of grant. See Note 10 for a description of U.S. Concrete’s stock-based compensation plans.
      The following table reflects pro forma net income (loss) and earnings (loss) per share implications if the fair value method of SFAS No. 123 had been applied to all awards that vested during the years ended December 31, 2004, 2003 and 2002 (in thousands, except per share amounts):

	2004	2003	2002

Net income (loss)	$(10,539)	$10,303	$(28,366)
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	726	130	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards vested during the year, net of any tax effects	(1,775)	(1,918)	(1,713)

Pro forma net income (loss)	$(11,588)	$8,515	$(30,079)

Earnings (loss) per share:
Reported basic and diluted	$(0.37)	$0.37	$(1.06)
Pro forma basic and diluted	$(0.41)	$0.30	$(1.12)
      The weighted average fair values of stock options at their grant date for 2004, 2003 and 2002, where the exercise price equaled the market price on the grant date, was $1.95, $1.43, and $2.01, respectively. The

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated fair values for options granted in 2004, 2003 and 2002 were calculated using a Black-Scholes option pricing model, with the following weighted-average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rate of 2.87%, 3.25%, and 2.78%; no dividend yield; volatility factor of 0.307, 0.314, and 0.313; and an expected option life of five years.
      The weighted average fair values of restricted stock awards at their grant date for 2004 and 2003 was $6.44 and $5.36, respectively.
      For additional discussion related to stock options, see Note 10.

Recent Accounting Requirements
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which is effective for public companies for interim or annual periods beginning after June 15, 2005 and is required to be adopted by U.S. Concrete in its third quarter of fiscal 2005, beginning on July 1, 2005. This statement will have a significant impact on U.S. Concrete’s consolidated statements of operations, as it will be required to expense the fair value of its stock option grants and stock purchases under its employee stock purchase plan rather than disclose the pro forma impact on the consolidated net income within the footnotes as is its current practice. U.S. Concrete intends to comply with the standard upon its effectiveness; however, it does not believe that the impact would be materially different from the above pro forma disclosures under SFAS No. 123.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by U.S. Concrete in its first quarter of fiscal 2006, beginning on January 1, 2006. U.S. Concrete is currently evaluating the effect that the adoption of SFAS No. 151 will have on its consolidated financial position, results of operations or cash flows but does not expect SFAS No. 151 to have a material impact.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by U.S. Concrete in its first quarter of fiscal 2006, beginning on January 1, 2006. U.S. Concrete is currently evaluating the effect that the adoption of SFAS No. 153 will have on its consolidated financial position, results of operations or cash flows but does not expect it to have a material impact.

2.	GOODWILL
      U.S. Concrete adopted SFAS No. 142 effective January 1, 2002. Under SFAS No. 142, substantially all of U.S. Concrete’s intangible assets are no longer amortized and U.S. Concrete performs an annual impairment test for goodwill and other intangible assets. U.S. Concrete allocates these assets to various reporting units, consisting of eight operating divisions. SFAS No. 142 requires U.S. Concrete to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, U.S. Concrete would record an impairment loss to the extent of that

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
difference. The impairment test for indefinite-lived intangible assets consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, U.S. Concrete would recognize an impairment. U.S. Concrete bases the fair values of its reporting units on a combination of valuation approaches, including discounted cash flows, multiples of sales and earnings before interest, taxes, depreciation, depletion and amortization and comparisons of recent transactions. Under SFAS No. 142, U.S. Concrete recorded a transitional goodwill impairment charge of $36.6 million ($24.3 million, net of tax), which it presented as a cumulative effect of accounting change in the first quarter of 2002. This impairment charge was attributable to two reporting units, its divisions in North Texas/ Southwest Oklahoma and Memphis, Tennessee/ Northern Mississippi. Local market and economic conditions affected the value of acquisitions made in North Texas (in 2000 and 2001) and Memphis, Tennessee/ Northern Mississippi (in 1999).
      Subsequently, in the fourth quarter of 2002, U.S. Concrete conducted its annual valuation test and determined that two reporting units, its divisions in North Texas/ Southwest Oklahoma and Memphis, Tennessee/ Northern Mississippi, had experienced a further decline in value and determined that the fair value of goodwill in those reporting units was less than its carrying amount. U.S. Concrete recorded a goodwill impairment charge of $25.6 million, representing the remaining goodwill associated with those reporting units. This charge was included as a component of restructuring and impairment charges in the consolidated statement of operations in 2002 (see Note 5 for further discussion). In the fourth quarter of each of 2003 and 2004, U.S. Concrete conducted its annual valuation test and determined it was not required to recognize any goodwill impairment. There can be no assurance that goodwill impairments will not occur in the future.
      The changes in the carrying amount of goodwill for 2004 and 2003 were as follows (in thousands):

Balance at January 1, 2003	$157,364
Acquisition	6,269
Adjustments	1,593

Balance at December 31, 2003	165,226
Acquisition	1,418

Balance at December 31, 2004	$166,644

      During the third quarter of 2003, U.S. Concrete increased goodwill by $0.8 million to correct an inventory overstatement as of the acquisition date of one of its subsidiaries in its Atlantic Region (see Note 6 for discussion). The $0.8 million increase in goodwill represents a correction of a $1.4 million overstatement of inventories in the opening balance sheet of that subsidiary and a $0.6 million increase of deferred tax assets established in the opening balance sheet related to the change in inventories. The other goodwill adjustments in 2003 primarily represent post-acquisition adjustments to reflect the contingent consideration payment related to that 2001 business acquisition and the adjustment of certain pre-acquisition tax contingencies related to the acquisition of a business in 2000.

3.	BUSINESS COMBINATIONS
      In February 2003, U.S. Concrete completed the acquisition of Builders’ Redi-Mix, Inc., which produces and distributes ready-mixed concrete in the greater Lansing, Michigan market. The purchase price was approximately $10.3 million, comprised of $5.8 million in cash, net of cash acquired, transaction costs of $0.2 million and 920,726 shares of U.S. Concrete common stock (valued at $4.3 million). The purchase price has been allocated to the fair value of properties, plant and equipment of $4.4 million, goodwill of $6.3 million and net assumed liabilities of $0.4 million (net of other current assets of $2.3 million) in the accompanying consolidated balance sheets. U.S. Concrete has accounted for this transaction under the purchase method of accounting, and the excess of the purchase price compared to the fair market value of assets acquired has been allocated to goodwill.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In December 2004, U.S. Concrete completed the acquisition of Riefkohl Contracting LLC, which provides precast concrete installation services in the greater Phoenix, Arizona market. The purchase price was approximately $2.2 million, comprised of $1.6 million in cash, transaction costs of $0.1 million and 73,489 shares of U.S. Concrete common stock (valued at $0.5 million). The purchase price has been allocated to the fair value of properties and equipment of $0.2 million, identifiable intangibles of $0.6 million, net current assets of $0.1 million (net of other current liabilities of $0.6 million) and goodwill of $1.4 million in the accompanying consolidated balance sheet as of December 31, 2004.

4.	SETTLEMENTS
      In 2003, U.S. Concrete asserted a legal claim against two former owners of a U.S. Concrete subsidiary in the Atlantic Region for indemnification under an acquisition agreement for breach of representations made by the former owners in the acquisition agreement. Those prior owners provided U.S. Concrete with indemnification consideration of $2.0 million to settle the claim, consisting of cash, the return of U.S. Concrete common stock and other assets. U.S. Concrete recorded the receipt of that consideration as other income in the fourth quarter of 2003. Receivables of $0.8 million in cash and $0.2 million in other assets were included in other current receivables and other assets as of December 31, 2003. A receivable of $1.0 million in U.S. Concrete common stock was reflected as a reduction in stockholders’ equity as of December 31, 2003. In 2004, U.S. Concrete received and cancelled approximately 144,000 shares of its common stock related to this settlement.
      In January 2004, U.S. Concrete settled a previously reported lawsuit that Bay-Crete Transportation & Materials, LLC filed in July 2000 in a California state court against U.S. Concrete and one of its subsidiaries, Central Concrete Supply Co., Inc., for an alleged breach of a 1983 contract. Under the settlement agreement resolving this dispute, Bay-Crete is entitled to perform certain hauling services for Central at market rates. The former owners of one of Central’s predecessors provided U.S. Concrete with indemnification consideration that offset the settlement payment it made to Bay-Crete. As a result, the settlement did not have a material impact on U.S. Concrete’s earnings.

5.	RESTRUCTURING AND IMPAIRMENT CHARGES
      In the fourth quarter of 2002, U.S. Concrete implemented operational initiatives focusing on the realignment of the businesses in its North Texas/ Southwest Oklahoma and Memphis, Tennessee/ Northern Mississippi markets. In connection with those initiatives, U.S. Concrete completed a restructuring plan that included severance for one employee, lease terminations, the disposal of assets, the write-down of certain equipment and other actions. U.S. Concrete recorded restructuring and impairment charges totaling $28.4 million ($18.9 million, net of tax) for the year ended December 31, 2002. The restructuring and impairment charges were composed of goodwill impairments of $25.6 million related to two reporting units in U.S. Concrete’s North Texas/ Southwest Oklahoma and Memphis, Tennessee/ Northern Mississippi markets (see Note 2 for discussion), assets impairment charges of $2.5 million primarily related to rolling stock, severance costs of $0.1 million and lease termination and other exit costs of $0.2 million. The impaired assets sold, totaling approximately $0.9 million as of December 31, 2002, were included in prepaid and other current assets in the consolidated balance sheet. U.S. Concrete sold substantially all of those assets in the first quarter of 2003 for $1.3 million. The restructuring liability as of December 31, 2004 and 2003 was immaterial.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	INVENTORIES
      Inventory consists of the following (in thousands):

	December 31

	2004	2003

Raw materials	$8,114	$8,218
Precast products	6,003	4,410
Building materials for resale	3,934	3,605
Repair parts	2,034	1,871

	$20,085	$18,104

      During the third quarter of 2003, U.S. Concrete identified an inventory overstatement at one of its subsidiaries in its Atlantic Region. As a result, U.S. Concrete reduced inventory by $2.5 million to account for this overstatement in the third quarter of 2003. Since the impact to U.S. Concrete’s 2001 and 2002 annual financial statements was not material, U.S. Concrete recorded an increase of $1.1 million, or $0.7 million net of tax, to cost of goods sold in the third quarter of 2003. The cost of goods sold, properly reflected in the respective prior periods, would have decreased annual net income for 2001 by $0.2 million and increased the annual net loss for 2002 by $0.5 million. U.S. Concrete reflected the remaining $1.4 million of the overstatement, which related to the acquisition date, as a $0.8 million increase in goodwill and a $0.6 million increase in deferred tax assets as of December 31, 2003 (see Note 2 for discussion).

7.	PROPERTIES, PLANT AND EQUIPMENT
      A summary of properties, plant and equipment is as follows (in thousands):

	December 31

	2004	2003

Land and mineral deposits	$34,760	$33,461
Buildings and improvements	10,194	10,094
Machinery and equipment	61,269	56,808
Mixers, trucks and other vehicles	61,125	62,934
Other, including construction in progress	5,213	2,346

	172,561	165,643
Less: accumulated depreciation and depletion	(53,813)	(44,621)

	$118,748	$121,022

      As of December 31, the carrying amounts of mineral deposits were $10.4 million in 2004 and $10.7 million in 2003.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS
      Activity in U.S. Concrete’s allowance for doubtful accounts receivable consists of the following (in thousands):

	December 31

	2004	2003	2002

Balance, beginning of period	$4,639	$4,497	$3,667
Additions from acquisitions	—	83	—
Provision for doubtful accounts	1,040	931	2,126
Uncollectible receivables written off, net of recoveries	(3,387)	(872)	(1,296)

Balance, end of period	$2,292	$4,639	$4,497

      Other current assets consist of the following (in thousands):

	December 31

	2004	2003

Interest receivables	$440	$—
Receivables from suppliers	4,350	2,214
Other current receivables	1,306	3,399
Restricted cash equivalents	—	6,352
Other current assets	1,285	1,238

	$7,381	$13,203

      Accrued liabilities consist of the following (in thousands):

	December 31

	2004	2003

Accrued compensation and benefits	$3,451	$2,918
Accrued interest	4,281	2,009
Accrued income taxes	234	775
Accrued insurance	8,658	6,589
Other	9,366	9,906

	$25,990	$22,197

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS
      A summary of debt is as follows (in thousands):

	December 31

	2004	2003

Senior secured credit facility due 2009	$—	$—
8 3/8% senior subordinated notes due 2014(1)	200,777	—
Refinanced debt	—	155,000
Other	—	39

	200,777	155,039
Less: current maturities	—	(13,610)

	$200,777	$141,429

(1)	The carrying amount of the notes includes a $0.8 million mark-to-market adjustment at December 31, 2004 for the fair value of interest rate swaps. A corresponding amount is included in other assets.
      At December 31, 2004, there were no borrowings under U.S. Concrete’s senior secured credit facility and no maturities of its long-term debt until 2014.

Senior Secured Credit Facility
      On March 12, 2004, U.S. Concrete entered into a senior secured credit facility under which it initially borrowed $64 million to retire debt outstanding under its prior senior credit facility and to pay related transaction fees. It prepaid this borrowing on March 31, 2004 with the proceeds from its sale of its 8 3/8% senior subordinated notes described below. At December 31, 2004, the facility consisted of a $105 million revolving credit facility, with borrowings limited based on a portion of the net amounts of eligible accounts receivable, inventory and mixer trucks. The facility matures in March 2009. At December 31, 2004, borrowings under the facility would have borne annual interest at the Eurodollar-based rate (“LIBOR”) plus 2.25% or the domestic rate plus 0.75%. The interest rate margins will vary inversely with the amount of unused borrowing capacity available under the facility. Commitment fees at an annual rate of 0.375% are payable on the unused portion of the facility.
      The credit agreement relating to the facility provides that the administrative agent may, on the bases specified, reduce the amount of the available credit from time to time. At December 31, 2004, the amount of the available credit was approximately $75.9 million, net of outstanding letters of credit of $11.6 million.
      U.S. Concrete’s subsidiaries have jointly and severally, and fully and unconditionally, guaranteed the repayment of all amounts owing under the senior secured credit facility. In addition, U.S. Concrete collateralized the facility with the capital stock of its subsidiaries, excluding minor subsidiaries without operations or material assets, and substantially all the assets of those subsidiaries, excluding most of the assets of the aggregate quarry in northern New Jersey. The credit agreement contains covenants restricting, among other things, prepayment or redemption of subordinated notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, mergers, asset sales other than in the ordinary course of business, indebtedness, liens, changes in business, changes to charter documents and affiliate transactions. The credit agreement limits capital expenditures to 5% of consolidated revenues in the prior 12 months. It will require U.S. Concrete to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 on a rolling 12-month basis if the available credit under the credit facility falls below $15 million. The credit agreement provides that specified change of control events would constitute events of default under the agreement.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Subordinated Notes
      On March 31, 2004, U.S. Concrete issued and sold, through a private placement, $200 million of 8 3/8% senior subordinated notes due April 1, 2014. Interest on these notes is payable semiannually on April 1 and October 1 of each year. U.S. Concrete used the net proceeds of this financing to redeem its prior 12% senior subordinated notes and prepay the outstanding debt under its new credit facility. U.S. Concrete paid $122.5 million to redeem its prior 12% senior subordinated notes, including a prepayment premium of $25.9 million, plus all accrued and unpaid interest through the redemption date of $1.6 million.
      As a result of the March 2004 refinancing, U.S. Concrete recognized an ordinary loss on early extinguishment of debt of $28.8 million, which consisted of the $25.9 million in premium payments and a write-off of $2.9 million of debt issuance costs associated with all the debt repaid.
      All the subsidiaries of U.S. Concrete, excluding minor subsidiaries, have jointly and severally and fully and unconditionally guaranteed the repayment of the 8 3/8% senior subordinated notes. U.S. Concrete directly or indirectly owns 100% of each subsidiary guarantor. Separate financial statements of the subsidiary guarantors are not provided because U.S. Concrete has no independent assets or operations, the guarantees are full and unconditional and joint and several, and the non-guarantor subsidiaries are minor. There are no significant restrictions on the ability of U.S. Concrete or any guarantor to obtain funds from its subsidiaries by dividend or loan.
      The indenture governing the notes limits the ability of U.S. Concrete and its subsidiaries to pay dividends or repurchase common stock, make certain investments, incur additional debt or sell preferred stock, create liens, merge or transfer assets. At any time prior to April 1, 2007, U.S. Concrete may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 108.375% of their principal amount, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, after March 31, 2009, U.S. Concrete may redeem all or a part of the notes at a redemption price of 104.188% in 2009, 102.792% in 2010, 101.396% in 2011 and 100% in 2012 and thereafter. The indenture requires U.S. Concrete to redeem the subordinated notes from the proceeds of certain asset sales that are not reinvested in the business or used to pay senior debt and on the occurrence of a change of control. U.S. Concrete’s senior secured credit agreement prohibits these redemptions.

Interest Rate Swaps
      Effective April 16, 2004, U.S. Concrete entered into interest rate swap agreements that have the economic effect of modifying the interest obligations associated with $70 million of its 8 3/8% senior subordinated notes, such that the interest payable on these notes effectively becomes variable based on the six-month LIBOR rate, set on April 1 and October 1 of each year. The swaps have been designated as fair-value hedges and have no ineffective portion. The notional amounts of the swaps match the principal amounts of the hedged portion of the senior subordinated notes, and the termination dates of the swaps match the maturity date of the notes. As a result of the swaps, the interest rate on the hedged portion of the notes will be LIBOR plus 3.16%. The swap agreements are marked to market each quarter, with a corresponding mark-to-market adjustment reflected as either a discount or premium on the notes. Because the swap agreements are considered an effective fair-value hedge, there will be no effect on U.S. Concrete’s results of operations from the mark-to-market adjustment as long as the swap agreements are in effect. At December 31, 2004, the fair value of the interest rate swap was $0.8 million and included in other assets. During the year ended December 31, 2004, the interest rate swap agreements reduced U.S. Concrete’s interest expense by approximately $1.4 million ($0.9 million, net of tax).

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	STOCKHOLDERS’ EQUITY

Common Stock and Preferred Stock
      The following table presents information regarding U.S. Concrete’s common stock (in thousands):

	December 31

	2004	2003

Shares authorized	60,000	60,000
Shares outstanding at end of period	29,344	28,806
Shares held in treasury	59	—
      U.S. Concrete is authorized to issue 10,000,000 shares of preferred stock, $0.001 par value, of which none were outstanding as of December 31, 2004 and 2003.

Restricted Stock
      Shares of restricted common stock issued under U.S. Concrete’s 1999 Incentive Plan and 2001 Employee Incentive Plan are subject to restrictions on transfer and certain other conditions. On issuance of the stock, an unamortized compensation expense equivalent to the market value of the shares on the date of grant is charged to stockholders’ equity and is amortized over the restriction period. During the restriction period, the holders of restricted shares are entitled to vote and receive dividends, if any, on those shares.
      During the first quarter of 2003, U.S. Concrete awarded to certain key employees approximately 98,000 restricted shares of its common stock, at a total valued at $0.4 million. These awards vest on the fifth anniversary from the date of grant.
      In the third quarter of 2003, U.S. Concrete offered eligible employees the opportunity to exchange certain outstanding stock options for shares of restricted stock. In September 2003, U.S. Concrete accepted for exchange and canceled eligible options to purchase an aggregate of approximately 859,000 shares of its common stock, representing approximately 93% of the approximately 922,000 options that were eligible to be tendered in the offer as of the expiration date. Under the offer, U.S. Concrete granted an aggregate of approximately 286,000 restricted shares of its common stock, or approximately $1.4 million in value, in exchange for the tendered eligible options. The value of this stock was established by the market price on the date of the grant and was recorded as a reduction in stockholders’ equity on the consolidated balance sheet. This restricted deferred compensation reflected as stock issuance requires U.S. Concrete to recognize a noncash stock compensation charge of approximately $0.5 million per year over the three-year vesting period of the restricted stock. Of the eligible options subject to the offer, approximately 63,000 options were not exchanged. Of those options, as of December 31, 2004, approximately 58,000 remained outstanding and will be accounted for under variable plan accounting under APB No. 25. The weighted average exercise price of these remaining eligible options is approximately $8.11. In the future, to the extent that U.S. Concrete’s stock price exceeds an option’s exercise price, the difference will be recorded as a noncash compensation charge, with an offset to additional paid-in capital.
      During the years ended December 31, U.S. Concrete awarded approximately 467,000 shares in 2004 and 124,000 shares in 2003 of restricted stock under the plans to employees and retired employees, at a total value of $2.8 million in 2004 and $0.7 million in 2003, as part of the 2004 and 2003 annual grant or as grants issued for promotions and new hires. The awards are subject to vesting requirements. The value of this stock was established by the market price on the date of grant and was recorded as deferred compensation. The deferred compensation is reflected as a reduction in stockholders’ equity on the consolidated balance sheet and is being amortized ratably over the applicable restricted stock vesting period of four years.
      During the year ended December 31, 2004, approximately 26,000 shares of restricted stock were canceled.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, the outstanding shares of restricted stock totaled approximately 816,000 in 2004 and approximately 516,000 in 2003. U.S. Concrete recognized stock-based compensation expense of approximately $1.2 million ($0.7 million, net of tax) in 2004, $0.2 million ($0.1 million, net of tax) in 2003 and none in 2002.

Treasury Stock
      Employees may elect to satisfy their tax obligations on the vesting of their restricted stock by having U.S. Concrete make the required tax payments and withhold a number of vested shares having a value on the date of vesting equal to the tax obligation. As a result of such employee elections, U.S. Concrete withheld approximately 42,000 shares during the year ended December 31, 2004, at a total value of $0.3 million, and those shares were accounted for as treasury stock. In 2004, U.S. Concrete also purchased 16,551 shares of its common stock in private transactions from its chief executive officer and chief operating officer at a total value of $0.1 million. All shares were accounted for as treasury stock.

Stock Options
      U.S. Concrete’s 1999 Incentive Plan and 2001 Employee Incentive Plan enable U.S. Concrete to grant nonqualified and incentive options, restricted stock, stock appreciation rights and other long-term incentive awards to employees and nonemployee directors of U.S. Concrete and nonemployee consultants and other independent contractors who provide services to U.S. Concrete (except that no officers or directors of U.S. Concrete are eligible to participate in the 2001 Employee Incentive Plan). Option grants under these plans generally vest over a four-year period and expire if not exercised prior to the tenth anniversary following the grant date. The number of shares available for awards under these plans was approximately 1.9 million as of December 31, 2004, approximately 2.1 million as of December 31, 2003 and approximately 1.3 million as of December 31, 2002. The board of directors of U.S. Concrete may, in its discretion, grant additional awards or establish other compensation plans.
      The following tables set forth certain stock option information (shares in thousands):

		Weighted-
	Number	Average
	of	Exercise
	Options	Price

Options outstanding at December 31, 2001	3,414	$7.53
Granted	1,138	6.25
Exercised	—	—
Canceled	(458)	7.05

Options outstanding at December 31, 2002	4,094	7.22
Granted	125	4.58
Exercised	—	—
Canceled	(1,119)	7.80

Options outstanding at December 31, 2003	3,100	6.90
Granted	85	6.85
Exercised	(78)	6.38
Canceled	(226)	6.66

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Weighted-
	Number	Average
	of	Exercise
	Options	Price

Options outstanding at December 31, 2004	2,881	$6.93

Options exercisable at December 31, 2002	1,698	$7.64

Options exercisable at December 31, 2003	1,796	$7.16

Options exercisable at December 31, 2004	2,237	$7.08

		Weighted-
		Average
		Remaining	Weighted-		Weighted-
	Number of	Years of	Average	Number of	Average
	Outstanding	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Options	Life	Price	Options	Price

$4.08 – $5.99	126	4.2	$4.72	106	$4.69
$6.00 – $6.99	1,118	6.8	6.35	649	6.39
$7.00 – $7.99	899	5.8	7.07	744	7.08
$8.00 – $8.75	738	4.6	8.03	738	8.03

	2,881			2,237

      See Note 1 for pro forma disclosure of net income (loss) and earnings (loss) per share under SFAS No. 123.

Employee Stock Purchase Plan
      In January 2000, U.S. Concrete’s board of directors adopted, and its stockholders approved, the U.S. Concrete 2000 Employee Stock Purchase Plan (the “ESPP”). The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986. All U.S. Concrete personnel employed for at least 20 hours per week and five months per calendar year are eligible to participate in the ESPP. Eligible employees electing to participate are granted the right to purchase shares of U.S. Concrete common stock at a price generally equal to 85% of the lower of the fair market value of a share of U.S. Concrete common stock on the first or last day of the offering period. U.S. Concrete issued approximately 149,000 shares in 2004, 265,000 shares in 2003 and 247,000 shares in 2002.

11.	INCOME TAXES
      U.S. Concrete’s consolidated federal and state tax returns include the results of operations of acquired businesses from their dates of acquisition.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A reconciliation of U.S. Concrete’s effective income tax rate to the amounts calculated by applying the federal statutory corporate tax rate of 35% during the years ended December 31, 2004, 2003 and 2002 is as follows (in thousands):

	2004	2003	2002

Tax at statutory rate	$(5,921)	$5,452	$(1,201)
Add (deduct):
State income taxes	253	262	401
Settlement income	(298)	(700)	—
Tax audit settlement	(136)	—	—
Tax credits	(238)	—	—
Other	(37)	260	1,408

Income tax provision (benefit)	$(6,377)	$5,274	$608

Effective income tax rate	37.7%	33.9%	17.7%

      The amounts of consolidated federal and state income tax provisions (benefit) during the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002

Current:
Federal	$(3,769)	$(2,337)	$3,478
State	48	(834)	1,362

	(3,721)	(3,171)	4,840

Deferred:
Federal	$(2,273)	$7,209	$(3,487)
State	(383)	1,236	(745)

	(2,656)	8,445	(4,232)

Total provision (benefit)	$(6,377)	$5,274	$608

      Deferred income tax provisions result from temporary differences in the recognition of expenses for financial reporting purposes and for tax reporting purposes. U.S. Concrete presents the effects of those differences as deferred income tax liabilities and assets, as follows (in thousands):

	December 31

	2004	2003

Deferred income tax liabilities:
Properties, plant and equipment, net	$21,014	$19,499
Other	93	50

Total deferred tax liabilities	21,107	19,549

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31

	2004	2003

Deferred income tax assets:
Goodwill	7,298	11,886
Allowance for doubtful accounts	900	780
Inventory	566	390
Accrued insurance	3,550	97
Other accrued expenses	1,724	207
Net operating loss carryforwards	3,978	652
Other	484	274

Total deferred tax assets	18,500	14,286

Net deferred tax liabilities	2,607	5,263
Current deferred tax assets	10,293	2,061

Long-term deferred income tax liabilities	$12,900	$7,324

      As of December 31, 2004, U.S. Concrete had a federal income tax receivable of approximately $4 million primarily as the result of federal net operating losses incurred during 2003 and 2004, which currently is classified in other current assets. U.S. Concrete intends to file carryback claims with the Internal Revenue Service in 2005. At December 31, 2004, after the effect of the carryback claims, U.S. Concrete had federal net operating loss carryforwards of approximately $15.7 million. These carryforwards, which may provide future tax benefits, begin to expire in 2024. If certain substantial changes in U.S. Concrete’s ownership should occur, there would be an annual limitation on the amount of the carryforwards which can be utilized.
      In assessing the value of deferred tax assets at December 31, 2004, U.S. Concrete considered whether it was more likely than not that some or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. U.S. Concrete considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these considerations, U.S. Concrete determined that its deferred tax assets would be realized and a valuation allowance was not required at December 31, 2004.
      The American Jobs Creation Act of 2004, which was enacted on October 22, 2004, makes a number of changes to the income tax laws which will affect U.S. Concrete in future years, the most significant of which is a new deduction for qualifying domestic production activities. The impact of this and other changes made by that Act cannot be quantified at this time but U.S. Concrete expects that the impact would not be material on its consolidated financial position, results of operations or cash flows.

12.	RELATED-PARTY TRANSACTIONS
      On completion of its initial public offering, U.S. Concrete entered into new facilities leases, or extended existing leases, with former stockholders or affiliates of former stockholders of Central Concrete Supply Co., Inc. and Eastern Concrete Materials, Inc. (formerly known as Baer Concrete, Incorporated). Those leases generally

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provide for initial lease terms of 15 to 20 years, with one or more extension options U.S. Concrete may exercise. The following summarizes the current annual rentals U.S. Concrete must pay during the initial lease terms:

	Number	Aggregate
	of	Annual
Locations:	Facilities	Rentals

		(In
		thousands)
Central	2	$324
Eastern	2	$264
      U.S. Concrete believes the rentals it must pay under each of these leases are at fair market rates. William T. Albanese, a former owner of Central, Thomas J. Albanese, a former owner of Central, and Michael D. Mitschele, the former owner of Eastern, are executive officers of U.S. Concrete.
      Central sold concrete products to a company owned by a cousin of William T. Albanese and Thomas J. Albanese totaling approximately $11.0 million in 2004, $9.6 million in 2003 and $14.1 million in 2002. U.S. Concrete believes the amounts it received for the concrete products were fair and substantially equivalent to amounts it would have received from an unaffiliated third party.
      Central paid a company owned by a cousin of William T. Albanese and Thomas J. Albanese approximately $0.1 million in 2004, $0.6 million in 2003, and $59,000 in 2002. These payments were for construction related services. U.S. Concrete believes the amounts it paid for these services were fair and substantially equivalent to amounts it would have paid to an unaffiliated third party.
      In 2002, U.S. Concrete extended interest-free loans of $70,595 to its Chief Executive Officer, Eugene P. Martineau, and $50,000 to its Chief Operating Officer, Michael W. Harlan, who repaid these loans in 2004 with the proceeds from the sale to U.S. Concrete, in private transactions, of 9,689 shares of U.S. Concrete common stock by Mr. Martineau having an aggregate value of $70,594 and 6,862 shares of U.S. Concrete common stock by Mr. Harlan having an aggregate value of $49,997.
      U.S. Concrete reimbursed Main Street Mezzanine Fund, LLC (or its predecessor), of which Vincent D. Foster, U.S. Concrete’s chairman, is a senior managing director, approximately $17,000, $57,000, and $397,000 in 2004, 2003 and 2002, respectively, for expenses primarily related to U.S. Concrete’s business development activities.

13.	RISK CONCENTRATION
      U.S. Concrete grants credit, generally without collateral, to its customers, which include general contractors, municipalities and commercial companies located primarily in California, New Jersey/ New York, Michigan, Texas and Tennessee. Consequently, it is subject to potential credit risk related to changes in business and economic factors in those states. U.S. Concrete generally has lien rights in the work it performs, and concentrations of credit risk are limited because of the diversity of its customer base. Further, management believes that its contract acceptance, billing and collection policies are adequate to minimize any potential credit risk.
      Cash deposits were distributed among various banks in areas of operations throughout the United States as of December 31, 2004. In addition, U.S. Concrete had money-market funds with a financial institution with a strong credit rating. As a result, it believes that credit risk in such instruments is minimal.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	COMMITMENTS AND CONTINGENCIES

Litigation and Other Claims
      From time to time, and currently, U.S. Concrete and its subsidiaries are subject to various claims and litigation brought by employees, customers and other third parties for, among other matters, personal injuries, property damages, product defects and delay damages that have, or allegedly have, resulted from the conduct of its operations.
      U.S. Concrete believes that the resolution of all litigation currently pending or threatened against it or any of its subsidiaries should not have a material adverse effect on its business, financial condition, results of operations or liquidity; however, because of the inherent uncertainty of litigation, it can provide no assurance that the resolution of any such litigation will not have a material adverse effect on its consolidated financial condition, results of operations or liquidity for the fiscal period in which that resolution occurs. U.S. Concrete expects in the future it and its subsidiaries may, from time to time, be a party to litigation or administrative proceedings that arise in the normal course of its business.
      U.S. Concrete retains various self-insurance risks with respect to losses for third-party liability and property damage.
      U.S. Concrete is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions and wastewater discharge. Its management believes it is in substantial compliance with applicable environmental laws and regulations. From time to time, it receives claims from federal and state environmental regulatory agencies and entities asserting that it may be in violation of environmental laws and regulations. Based on experience and the information currently available, management of U.S. Concrete believes that these claims should not have a material impact on U.S. Concrete’s consolidated financial condition, results of operations or liquidity. Despite compliance and experience, it is possible that U.S. Concrete could be held liable for future charges, which might be material, but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements, or discovery of currently unknown conditions, could require additional expenditures.
      As permitted under Delaware law, U.S. Concrete has agreements that provide indemnification of officers and directors for certain events or occurrences while the officer or director is or was serving at U.S. Concrete’s request in such capacity. The maximum potential amount of future payments that U.S. Concrete could be required to make under these indemnification agreements is not limited; however, U.S. Concrete has a director and officer insurance policy that limits its exposure and enables U.S. Concrete to recover a portion of any future amounts paid. Many of the indemnification agreements were grandfathered under the provisions of FASB Interpretation No. 45, because they were in effect prior to December 31, 2002. As a result of the insurance policy coverage, U.S. Concrete believes the estimated fair value of these indemnification agreements is minimal. Accordingly, U.S. Concrete has not recorded any liabilities for these agreements as of December 31, 2004.
      U.S. Concrete is party to agreements that require it to provide indemnification in certain instances when it acquires businesses and real estate and in the ordinary course of business with its customers, suppliers and service providers.

Lease Payments
      U.S. Concrete leases certain mobile and other equipment, land, facilities, office space and other items which, in the normal course of business, are renewed or replaced by subsequent leases. Total expense for such operating leases amounted to $12.0 million in 2004, $12.6 million in 2003 and $12.4 million in 2002. Non cancelable operating leases with an initial or remaining term of more than one year totaled $36.1 million at December 31, 2004. Estimated lease payments for each of the five succeeding years are $8.7 million, $7.2 million, $6.3 million, $4.3 million and $2.6 million.

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Insurance Programs
      U.S. Concrete maintains third-party insurance coverage in amounts and against the risks it believes is reasonable. Under its insurance programs, U.S. Concrete shares the risk of loss with its insurance underwriters by maintaining high deductibles subject to aggregate annual loss limitations. U.S. Concrete’s deductible retentions per occurrence for automobile and general liability insurance programs were $0.5 million in 2002, 2003 and 2004, and for its worker’s compensation insurance program was $0.5 million in 2002 and $1.0 million in 2003 and 2004. In connection with these automobile and general liability and workers’ compensation insurance programs, U.S. Concrete has entered into standby letter of credit agreements of $11.6 million at December 31, 2004. U.S. Concrete funds these deductibles and records an expense for expected losses under the programs. The expected losses are determined using a combination of U.S. Concrete’s historical loss experience and subjective assessments of U.S. Concrete’s future loss exposure. The estimated losses are subject to uncertainty from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions. Although U.S. Concrete believes that the estimated losses are reasonable, significant differences related to the items noted above could materially affect U.S. Concrete’s insurance obligations and future expenses.

Performance Bonds
      In the normal course of business, U.S. Concrete is contingently liable for performance under $16.7 million as of December 31, 2004 in performance bonds that various contractors, states and municipalities have required. The bonds are principally related to construction contracts. U.S. Concrete has indemnified the underwriting insurance company that issued the bonds against any exposure under the bonds. In U.S. Concrete’s past experience, no material claims have been made against these bonds.

15.	SIGNIFICANT CUSTOMERS AND SUPPLIERS
      U.S. Concrete did not have any customers that accounted for more than 10% of its revenues or any suppliers that accounted for more than 10% of its cost of goods sold in 2004, 2003 or 2002.

16.	EMPLOYEE BENEFIT PLANS
      In 2000, U.S. Concrete established a defined contribution 401(k) profit sharing plan for employees meeting various employment requirements. Eligible employees may contribute amounts up to the lesser of 15% of their annual compensation or the maximum amount IRS regulations permit. U.S. Concrete matches 100% of employee contributions up to a maximum of 5% of their compensation. U.S. Concrete paid matching contributions of $2.3 million in 2004, $2.2 million in 2003 and $2.0 million in 2002.
      U.S. Concrete maintained defined contribution profit-sharing and money purchase pension plans for the nonunion employees of certain of its companies for the period from their acquisition by U.S. Concrete through the date that those companies adopted the U.S. Concrete 401(k) plan. Contributions made to these plans were approximately $117,000 in 2003 and none in 2004 and 2002.
      U.S. Concrete’s subsidiaries are parties to various collective bargaining agreements with labor unions having multi-year terms that expire on a staggered basis. Under these agreements, U.S. Concrete pays specified wages to covered employees, observes designated workplace rules and makes payments to multi-employer pension plans and employee benefit trusts rather than administering the funds on behalf of these employees.
      In connection with its collective bargaining agreements, U.S. Concrete participates with other companies in the unions’ multi-employer pension plans. These plans cover substantially all of U.S. Concrete’s employees who are members of such unions. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes liabilities on employers who are contributors to a multi-employer plan in the event of the employer’s withdrawal from, or on termination of, that plan. In 2001, a

U.S. CONCRETE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
subsidiary of U.S. Concrete withdrew from the multi-employer pension plan of the union that represented several of its employees. That union disclaimed interest in representing those employees. U.S. Concrete has no plans to withdraw from any other multi-employer plans. U.S. Concrete made contributions to these plans of $13.3 million in 2004, $11.9 million in 2003 and $11.3 million in 2002.
      See Note 10 for discussions of U.S. Concrete’s incentive plans and employee stock purchase plan.

17.	QUARTERLY SUMMARY (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)
2004
Sales	$90,314	$138,627	$148,252	$123,396
Income (loss) from operations	(3,219)	12,663	15,392	2,887
Net income (loss)(1)	(24,603)	6,050	7,987	27
Basic and diluted earnings (loss) per share(2)	(0.87)	0.21	0.28	0.00
2003
Sales	$85,068	$124,610	$140,885	$122,561
Income (loss) from operations	(2,876)	9,908	14,244	8,140
Net income (loss)	(4,040)	3,546	6,244	4,553
Basic and diluted earnings (loss) per share(2)	(0.15)	0.13	0.22	0.16

(1)	Net income (loss) reflects the loss on the early extinguishment of debt of $28.8 million in the first quarter of 2004 (see Note 9 for discussion).

(2)	Earnings (loss) per share (“EPS”) for each quarter are computed using the weighted-average number of shares outstanding during the quarter, while EPS for the fiscal year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the EPS for each of the four quarters may not equal the EPS for the fiscal year.

U.S. CONCRETE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$48,015	$39,707
Trade accounts receivable, net	98,199	68,131
Inventories, net	20,906	20,085
Prepaid expenses	3,358	2,140
Other current assets	13,846	22,080

Total current assets	184,324	152,143

Property, plant and equipment, net	121,678	118,748
Goodwill	167,345	166,644
Other assets	9,997	11,624

Total assets	$483,344	$449,159

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$85,278	$62,496

Total current liabilities	85,278	62,496

Debt	200,000	200,777
Other long-term liabilities	19,304	17,037

Total liabilities	304,582	280,310

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock	—	—
Common stock	30	29
Additional paid-in capital	170,920	168,850
Retained earnings	12,862	4,306
Treasury stock, at cost	(892)	(400)
Deferred compensation	(4,158)	(3,936)

Total stockholders’ equity	178,762	168,849

Total liabilities and stockholders’ equity	$483,344	$449,159

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

U.S. CONCRETE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Unaudited)
	(In thousands, except per share amounts)
Sales	$172,297	$148,252	$418,010	$377,193
Cost of goods sold before depreciation, depletion and amortization	136,997	118,157	343,565	309,108

Gross profit before depreciation, depletion and amortization	35,300	30,095	74,445	68,085
Selling, general and administrative expenses	12,892	11,533	38,345	33,899
Depreciation, depletion and amortization	3,454	3,170	9,783	9,351

Income from operations	18,954	15,392	26,317	24,835
Interest expense, net	4,336	4,134	12,939	12,247
Loss on early extinguishment of debt	—	—	—	28,781
Other income, net	396	207	871	769

Income (loss) before income taxes	15,014	11,465	14,249	(15,424)
Income tax provision (benefit)	6,014	3,478	5,693	(4,858)

Net income (loss)	$9,000	$7,987	$8,556	$(10,566)

Basic net income (loss) per share	$0.31	$0.28	$0.30	$(0.37)

Diluted net income (loss) per share	$0.31	$0.28	$0.29	$(0.37)

Basic common shares outstanding	28,691	28,279	28,559	28,202

Diluted common shares outstanding	29,278	28,792	29,097	28,202

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

U.S. CONCRETE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited)
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,556	$(10,566)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Loss on early extinguishment of debt	—	28,781
Depreciation, depletion and amortization	9,783	9,351
Debt issuance cost amortization	977	1,035
Net gain on sale of property, plant and equipment	(201)	(318)
Deferred income taxes	4,848	(1,271)
Provision for doubtful accounts	946	703
Stock-based compensation	1,186	820
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(31,014)	(22,414)
Inventories	(814)	(2,346)
Prepaids and other current assets	1,919	(1,771)
Other assets	(338)	618
Accounts payable and accrued liabilities	25,368	12,669

Net cash provided by operations	21,216	15,291

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment, net of disposals of $640 and $553	(11,960)	(5,996)
Payments for acquisitions	(1,000)	—
Other investing activities	(110)	(149)

Net cash used by investing activities	(13,070)	(6,145)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	—	264,000
Repayments of borrowings	—	(219,039)
Debt retirement costs	—	(25,851)
Debt issuance costs	—	(10,259)
Purchase of treasury stock	(492)	(280)
Other financing activities	654	520

Net cash provided by financing activities	$162	$9,091

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,308	18,237
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	39,707	7,111

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$48,015	$25,348

Supplemental disclosure of investing and financing activities:
Assets acquired in business combination	$332	$—
Issuance of common stock related to exercised stock options	$265	$117
Additions to property, plant and equipment from exchanges	$—	$788
Common stock received in settlement	$—	$1,000
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	BASIS OF PRESENTATION
      The accompanying Condensed Consolidated Financial Statements include the accounts of U.S. Concrete and its subsidiaries and have been prepared by U.S. Concrete, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC’s rules and regulations, although U.S. Concrete believes that the disclosures made are adequate to make the information presented not misleading. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and related notes in U.S. Concrete’s annual report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”). In the opinion of U.S. Concrete, all adjustments necessary to state fairly the information in its unaudited Condensed Consolidated Financial Statements have been included. Operating results for the three- and nine-month periods ended September 30, 2005 are not necessarily indicative of the results expected for the year ending December 31, 2005.
      The preparation of financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

2.	SIGNIFICANT ACCOUNTING POLICIES
      U.S. Concrete has not changed its accounting policies since December 31, 2004. For a description of those policies, refer to note 1 of the consolidated financial statements in the 2004 10-K.

3.	STOCK-BASED COMPENSATION
      U.S. Concrete accounts for its stock-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Its consolidated statements of operations do not reflect any stock-based employee compensation cost for its stock option plans if options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant.
      The following table illustrates the pro forma effect on net income (loss) and income (loss) per share as if U.S. Concrete were applying the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended, to its stock-based

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
compensation plans for the periods shown (in thousands, except per share amounts). Fair value has been determined using the Black-Scholes option-pricing model.

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net income (loss)	$9,000	$7,987	$8,556	$(10,566)
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	285	247	712	566
Deduct: Total stock-based employee compensation expense calculated using the fair value method, net of related tax effects	(354)	(498)	(1,047)	(1,306)

Pro forma net income (loss)	$8,931	$7,736	$8,221	$(11,306)

Earnings (loss) per share:
Basic — as reported	$0.31	$0.28	$0.30	$(0.37)
Diluted — as reported	$0.31	$0.28	$0.29	$(0.37)
Basic — pro forma	$0.31	$0.27	$0.29	$(0.40)
Diluted — pro forma	$0.30	$0.27	$0.28	$(0.40)
      In August 2005, the compensation committee of U.S. Concrete’s board of directors awarded approximately 163,000 share price performance units to certain salaried employees, other than executive officers and senior management, which vest in four equal annual installments beginning in May 2006. Each share price performance unit is equal in value to one share of U.S. Concrete’s common stock. Upon vesting, a holder of share price performance units will receive a cash payment from U.S. Concrete equal to the number of vested share price performance units multiplied by the closing price of a share of U.S. Concrete’s common stock on the vesting date. During the period prior to vesting, holders of share price performance units would be entitled to receive a cash amount equal to dividends paid, if any, on shares of U.S. Concrete’s common stock equal to the number of then unvested share price performance units. The value of these awards is accrued and charged to expense over the performance period of the units. U.S. Concrete recognized compensation expense from the units of approximately $0.1 million as selling, general and administrative expense during the three-month period ended September 30, 2005.

4.	INVENTORIES
      Inventories consist of the following (in thousands):

	September 30,	December 31,
	2005	2004

Raw materials	$7,598	$8,114
Finished products and supplies	13,308	11,971

	$20,906	$20,085

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	GOODWILL
      The change in the carrying amount of goodwill from December 31, 2004 to September 30, 2005 was as follows (in thousands):

Balance at December 31, 2004	$166,644
Acquisition	701

Balance at September 30, 2005	$167,345

6.	DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS
      A summary of debt is as follows (in thousands):

	September 30,	December 31,
	2005	2004

Senior secured credit facility due 2009	$—	$—
8 3/8% senior subordinated notes due 2014(1)	200,000	200,777

	200,000	200,777
Less: current maturities	—	—

	$200,000	$200,777

(1)	The December 31, 2004 carrying amount of the notes included a $0.8 million fair-value adjustment related to the interest rate swap agreements which were terminated in June 2005.
      On March 12, 2004, U.S. Concrete entered into a senior secured credit facility under which it initially borrowed $64 million to retire debt outstanding under its prior senior credit facility and to pay related transaction fees. It prepaid this borrowing on March 31, 2004 with the proceeds from its sale of its 8 3/8% senior subordinated notes described below. At September 30, 2005, the facility consisted of a $105 million revolving credit facility, with borrowings limited to an amount equal to a portion of the net amounts of eligible accounts receivable, inventory and mixer trucks. The facility is scheduled to mature in March 2009. At September 30, 2005, borrowings under the facility would have borne annual interest at the Eurodollar-based rate (“LIBOR”) plus 2.00% or the domestic rate plus 0.50%. The interest rate margins will vary inversely with the amount of unused borrowing capacity available under the facility. Commitment fees accrue at an annual rate of 0.375% on the unused portion of the facility.
      The credit agreement relating to the new facility provides that the administrative agent may, on the bases specified, reduce the amount of the available credit from time to time. At September 30, 2005, no borrowings were outstanding under the credit facility and the amount of the available credit was approximately $85.1 million, net of outstanding letters of credit of $14.1 million.
      U.S. Concrete’s subsidiaries have jointly and severally and fully and unconditionally guaranteed the repayment of all amounts owing under the senior secured credit facility. In addition, U.S. Concrete collateralized the facility with the capital stock of its subsidiaries and substantially all the assets of those subsidiaries, excluding minor subsidiaries without operations or material assets and excluding most of the assets of the aggregate quarry in northern New Jersey. The credit agreement contains covenants limiting, among other things, prepayment or redemption of subordinated notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, mergers, asset sales other than in the ordinary course of business, indebtedness, liens, changes in business, changes to charter documents and affiliate transactions. It also limits capital expenditures to 5% of consolidated revenues in the prior 12 months and will require us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 on a rolling 12-month basis if the available credit under the

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
facility falls below $15 million. The credit agreement provides that specified change of control events would constitute events of default under the agreement.
      On March 31, 2004, U.S. Concrete issued and sold $200 million of 8 3/8% senior subordinated notes due April 1, 2014. Interest on these notes is payable semi-annually on April 1 and October 1 of each year. U.S. Concrete used the net proceeds of this financing to redeem its prior senior subordinated notes and prepay the outstanding debt under its new credit facility. U.S. Concrete paid $122.5 million to redeem its prior senior subordinated notes, including a prepayment premium of $25.9 million, plus all accrued and unpaid interest through the redemption date of $1.6 million.
      As a result of the March 2004 refinancing, U.S. Concrete recognized an ordinary loss on early extinguishment of debt of $28.8 million, which consisted of the $25.9 million in premium payments and a write-off of $2.9 million of debt issuance costs associated with all the debt repaid.
      All subsidiaries of U.S. Concrete, excluding minor subsidiaries, have jointly and severally and fully and unconditionally guaranteed the repayment of the 8 3/8% senior subordinated notes. U.S. Concrete directly or indirectly owns 100% of each subsidiary guarantor. Separate financial statements of the subsidiary guarantors are not provided because U.S. Concrete has no independent assets or operations, the guarantees are full and unconditional and joint and several, and the nonguarantor subsidiaries are minor. There are no significant restrictions on the ability of U.S. Concrete or any guarantor to obtain funds from its subsidiaries by dividend or loan.
      The indenture governing the notes limits the ability of U.S. Concrete and its subsidiaries to pay dividends or repurchase common stock, make certain investments, incur additional debt or sell preferred stock, create liens, merge or transfer assets. At any time prior to April 1, 2007, U.S. Concrete may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 108.375% of their principal amount, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, after March 31, 2009, U.S. Concrete may redeem all or a part of the notes at a redemption price of 104.188% in 2009, 102.792% in 2010, 101.396% in 2011 and 100% in 2012 and thereafter. The indenture requires U.S. Concrete to redeem the subordinated notes from the proceeds of certain asset sales that are not reinvested in the business or used to pay senior debt and on the occurrence of a change of control. U.S. Concrete’s senior secured credit agreement prohibits these redemptions.
      As a result of restrictions contained in the indenture relating to the 8 3/8% senior subordinated notes, U.S. Concrete’s ability to incur additional debt is primarily limited to the greater of (i) borrowings available under U.S. Concrete’s senior secured credit facility, plus the greater of $15 million or 7.5% of its tangible assets, or (ii) additional debt if, after giving effect to the incurrence of such additional debt, U.S. Concrete’s earnings before interest, taxes, depreciation, amortization and certain noncash items equals or exceeds two times its total interest expense.
      On April 16, 2004, U.S. Concrete entered into interest rate swap agreements with a notional value of $70 million. U.S. Concrete terminated these agreements in June 2005. When they were in effect, these interest rate swap agreements had the economic effect of modifying the interest obligations associated with $70 million of U.S. Concrete’s 8 3/8% senior subordinated notes, such that the interest payable on these notes effectively became variable based on the six-month LIBOR rate, set on April 1 and October 1 of each year. The swaps were designated as fair-value hedges and had no ineffective portion. The notional amounts of the swaps matched the principal amounts of the hedged portion of the notes, and the termination dates of the swaps matched the maturity date of the notes. As a result of the swaps, the interest rate on the hedged portion of the notes was LIBOR plus 3.16%. The swap agreements were marked to market each quarter, with a corresponding mark-to-market adjustment reflected as either a discount or premium on the 8 3/8% senior subordinated notes. Because the swap agreements were considered an effective fair-value hedge, there was no effect on U.S. Concrete’s results of operations from these adjustments while the swap agreements were in effect. Upon termination of these interest

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rate swap agreements, U.S. Concrete received $2.2 million in cash as settlement proceeds. The cash proceeds have been included in “changes in operating assets and liabilities, net of acquisitions” within the accompanying Condensed Consolidated Statements of Cash Flows. The cash received has been recorded against the fair values of the respective agreements and the resulting net gain of $2.0 million is being amortized over the remaining life of the underlying debt instruments as an adjustment to interest expense. There were no interest rate swap agreements outstanding as of September 30, 2005. During the nine months ended September 30, 2005, the interest rate swap agreements reduced U.S. Concrete’s interest expense by approximately $0.5 million, $0.3 million, net of tax.
      For the nine months ended September 30, U.S. Concrete’s interest payments were approximately $8.8 million in 2005 and $5.9 million in 2004.

7.	INCOME TAXES
      In accordance with applicable generally accepted accounting principles, U.S. Concrete estimates for each interim reporting period the effective tax rate it expects for the full fiscal year and uses that estimated rate in providing its income taxes on a current year-to-date basis.
      The effective income tax rate increased to 40% for the nine months ended September 30, 2005 from 31% for the corresponding period in 2004, due primarily to the ordinary loss on early extinguishment of debt in 2004.
      The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. U.S. Concrete is currently evaluating the impact of the new law on its future taxable income. For financial reporting purposes, any deductions for qualified domestic production activities will be accounted for as a special deduction rather than as a rate reduction.
      For the nine months ended September 30, U.S. Concrete’s income tax payments were approximately $0.5 million in 2005 and $0.2 million in 2004. For the nine months ended September 30, U.S. Concrete received income tax refunds of approximately $2.4 million in 2005, primarily related to a federal net operating loss carryback, and $1.6 million in 2004, primarily from the overpayment of its 2003 estimated federal income taxes.

8.	STOCKHOLDERS’ EQUITY

Common Stock and Preferred Stock
      The following table presents information regarding U.S. Concrete’s common stock (in thousands):

	September 30,	December 31,
	2005	2004

Shares authorized	60,000	60,000
Shares outstanding at end of period	29,690	29,344
Shares held in treasury	130	59
      U.S. Concrete is authorized to issue 10,000,000 shares of preferred stock, $0.001 par value, of which none were outstanding as of September 30, 2005 and December 31, 2004.

Restricted Stock
      Shares of restricted common stock issued under U.S. Concrete’s incentive plans or otherwise are subject to restrictions on transfer and certain other conditions. On issuance of the stock, an unamortized compensation expense equivalent to the market value of the shares on the date of grant is charged to stockholders’ equity and is amortized ratably over the restriction period. During the restriction period, the holders of restricted shares are entitled to vote and receive dividends, if any, on those shares.

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2003, U.S. Concrete offered eligible employees the opportunity to exchange certain outstanding stock options for shares of restricted stock. Of the eligible options subject to the offer, 62,614 options were not exchanged. Of those options, as of September 30, 2005, approximately 51,894 options remained outstanding and are accounted for under variable plan accounting under APB Opinion No. 25. The weighted average exercise price of these remaining eligible options is approximately $8.11. In the future, to the extent that U.S. Concrete’s stock price exceeds an option’s exercise price, the difference will be recorded as a noncash compensation charge, with an offset to additional paid-in capital.
      During the nine months ended September 30, 2005, U.S. Concrete issued approximately 222,000 shares of restricted stock under its plans, primarily to executive officers and senior management employees, at a total value of $1.5 million. In general, the restricted stock grants vest ratably over a four-year period.
      As of September 30, the outstanding shares of restricted stock totaled approximately 803,000 in 2005 and approximately 739,000 in 2004. U.S. Concrete recognized stock-based compensation expense of approximately $0.4 million for the three months ended September 30, 2005 and $1.2 million for the nine months ended September 30, 2005. U.S. Concrete recognized stock-based compensation expense of approximately $0.4 million for the three months ended September 30, 2004 and $0.8 million for the nine months ended September 30, 2004.

Treasury Stock
      Employees may elect to satisfy their tax obligations on the vesting of their restricted stock by having U.S. Concrete make the required tax payments and withhold a number of vested shares having an aggregate value on the date of vesting equal to the tax obligation. As a result of such employee elections, U.S. Concrete withheld approximately 71,000 shares during the nine months ended September 30, 2005, at a total value of $0.5 million, and those shares were accounted for as treasury stock.

9.	SHARES USED IN COMPUTING NET INCOME (LOSS) PER SHARE
      The following table summarizes the number of shares (in thousands) of common stock U.S. Concrete has used on a weighted average basis in calculating basic and diluted net income (loss) per share:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Basic weighted average common shares outstanding	28,691	28,279	28,559	28,202
Effect of dilutive stock options and awards	587	513	538	—

Diluted weighted average common shares outstanding	29,278	28,792	29,097	28,202

      For the three-month periods ended September 30, stock options and awards covering 1.0 million shares in 2005 and 1.9 million shares in 2004 were excluded from the computation of the net income per share because their effect would have been antidilutive. For the nine-month periods ended September 30, stock options and awards covering 1.0 million shares in 2005 and 3.7 million shares in 2004 were excluded from the computation of the net income (loss) per share because their effect would have been antidilutive.

10.	COMMITMENTS AND CONTINGENCIES
      From time to time, and currently, U.S. Concrete is subject to various claims and litigation brought by employees, customers and other third parties for, among other matters, personal injuries, property damages, product defects and delay damages that have, or allegedly have, resulted from the conduct of its operations.
      U.S. Concrete believes that the resolution of all litigation currently pending or threatened against it or any of its subsidiaries should not have a material adverse effect on its consolidated financial condition, results of

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
operations or liquidity; however, because of the inherent uncertainty of litigation, U.S. Concrete cannot provide assurance that the resolution of any particular claim or proceeding to which it or any of its subsidiaries is a party will not have a material adverse effect on its consolidated results of operations or liquidity for the fiscal period in which that resolution occurs. U.S. Concrete expects in the future that it and its operating subsidiaries will from time to time be a party to litigation or administrative proceedings that arise in the normal course of its business.
      U.S. Concrete is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions and wastewater discharge. Its management believes it is in substantial compliance with applicable environmental laws and regulations. From time to time, it receives claims from federal and state environmental regulatory agencies and entities asserting that it may be in violation of environmental laws and regulations. Based on experience and the information currently available, management of U.S. Concrete believes that these claims should not have a material impact on U.S. Concrete’s consolidated financial condition, results of operations or liquidity. Despite compliance and experience, it is possible that U.S. Concrete could be held liable for future charges, which might be material, but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements, or discovery of currently unknown conditions, could require additional expenditures.
      As permitted under Delaware law, U.S. Concrete has agreements that provide indemnification of officers and directors for certain events or occurrences while the officer or director is or was serving at U.S. Concrete’s request in such capacity. The maximum potential amount of future payments that U.S. Concrete could be required to make under these indemnification agreements is not limited; however, U.S. Concrete has a director and officer insurance policy that limits its exposure and enables U.S. Concrete to recover a portion of any future amounts paid. As a result of the insurance policy coverage, U.S. Concrete believes the estimated fair value of these indemnification agreements is minimal. Accordingly, U.S. Concrete has not recorded any liabilities for these agreements as of September 30, 2005.
      U.S. Concrete and its subsidiaries are parties to agreements that require them to provide indemnification in certain instances when they acquire businesses and real estate and in the ordinary course of business with their customers, suppliers, lessors and service providers.

Insurance Programs
      U.S. Concrete maintains third-party insurance coverage in amounts and against the risks it believes are reasonable. Under certain components of its insurance program, U.S. Concrete shares the risk of loss with its insurance underwriters by maintaining high deductibles subject to aggregate annual loss limitations. Generally, U.S. Concrete’s deductible retention per occurrence for auto and general liability insurance programs is $0.5 million for 2005 and 2004, and its deductible retention per occurrence for its workers’ compensation insurance programs is $1.0 million for 2005 and 2004, although certain of its operations are self-insured for workers’ compensation. U.S. Concrete funds these deductibles and records an expense for expected losses under the programs. The expected losses are determined using a combination of U.S. Concrete’s historical loss experience and subjective assessments of U.S. Concrete’s future loss exposure. The estimated losses are subject to uncertainty from various sources, including changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation and economic conditions. Although U.S. Concrete believes that the estimated losses it has recorded are reasonable, significant differences related to the items noted above could materially affect U.S. Concrete’s insurance obligations and future expense.

Performance Bonds
      In the normal course of business, U.S. Concrete and its subsidiaries are contingently liable for performance under $16.0 million in performance bonds that various contractors, states and municipalities have required. The bonds principally relate to construction contracts, reclamation obligations and mining permits. U.S. Concrete and

U.S. CONCRETE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
its subsidiaries have indemnified the underwriting insurance company against any exposure under the performance bonds. No material claims have been made against these bonds.

11.	RECENT ACCOUNTING PRONOUNCEMENTS
      In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123R, “Share-Based Payment,” which is effective for public companies for interim or annual periods beginning after June 15, 2005 and was initially required to be adopted by U.S. Concrete in its third quarter of fiscal 2005, beginning on July 1, 2005. However, in April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123R. Accordingly, U.S. Concrete will adopt SFAS No. 123R beginning January 1, 2006. SFAS No. 123R will require U.S. Concrete to expense the fair value of its stock option grants and stock purchases under its employee stock purchase plan rather than disclose the impact on the consolidated net income in the footnotes to its consolidated financial statements. U.S. Concrete does not expect that the adoption of SFAS 123R will have a significant effect on its consolidated financial position, results of operations or cash flows.
      In March 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 04-6, “Accounting for Stripping Costs in the Mining Industry” (“EITF 04-6”), that stripping costs incurred after the first saleable minerals are extracted from the mine (i.e., post-production stripping costs) are a component of mineral inventory cost. As a result of this consensus, all post-production stripping costs will be considered variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The guidance in this consensus is effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted. At September 30, 2005, U.S. Concrete’s capitalized stripping costs were $0.4 million. U.S. Concrete is currently evaluating the impact EITF 04-6 will have on its financial statements.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principles and to changes required in accounting pronouncements when no specific transition provisions are provided. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for the fiscal periods beginning after December 15, 2005 and is required to be adopted by U.S. Concrete beginning on January 1, 2006. U.S. Concrete is currently evaluating the effect of the adoption of SFAS No. 154 on its consolidated financial position, results of operations and cash flows, but does not expect it to have a material impact.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of the asset retirement obligation. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. U.S. Concrete is currently evaluating the effect of the adoption of FIN 47 on its consolidated financial position, results of operations and cash flows, but does not expect it to have a material impact.

PROSPECTUS
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042
(713) 499-6200
$185,440,000
Senior Debt Securities
Subordinated Debt Securities
Preferred Stock
Common Stock
Warrants

The Offering
      We may offer from time to time any of the following securities:

•	senior debt securities;

•	subordinated debt securities;

•	shares of preferred stock;

•	shares of common stock; and

•	warrants to purchase debt securities or shares of preferred stock or common stock.
      This prospectus provides a general description of the securities we may offer. Each time we offer securities under this prospectus, we will provide a supplement to this prospectus that will contain specific information about the offering and the terms of the securities. The supplement may also add, update or change information that this prospectus contains. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell securities unless a prospectus supplement that describes those securities accompanies this prospectus.
      We may sell our securities to or through underwriters, to other purchasers and/or through agents. The accompanying prospectus supplement will specify the names of any underwriters or agents we engage to offer and sell any securities under this prospectus.
      Of the shares of our common stock we may offer under this prospectus, we may offer and sell a number of shares that could result in maximum gross proceeds to us of up to $12,255,168 under an agreement we have entered into with Ramius Securities, LLC, as underwriter. The total amount of common stock we may offer and sell under that agreement will not exceed 1,800,000 shares. Please see the description of that agreement under the heading “Plan of Distribution — Existing Underwriting Arrangement” beginning on page 23 of this prospectus.
      Our common stock is quoted on the Nasdaq National Market under the symbol “RMIX.”
       You should carefully consider the risks described under the caption “Risk Factors” beginning on page 2.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2002.

About This Prospectus	1
About U.S. Concrete, Inc.	1
Risk Factors	2
Forward-Looking Information	7
Use of Proceeds	8
Ratio of Earnings to Fixed Charges	8
Description of Debt Securities	8
Description of Capital Stock	15
Description of Warrants	20
Plan of Distribution	22
Legal Matters	26
Experts	26
Where You Can Find More Information	26

i

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a “shelf” registration process. Using this process, we may offer any combination of the securities this prospectus describes in one or more offerings with a total initial offering price of up to $185,440,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”
      The registration statement originally covered securities having a maximum aggregate offering price of $200,000,000. In July 2001, we offered and sold 1,820,000 shares of our common stock under the registration statement for an aggregate public offering price of $14,560,000. As a result, the securities we offer under this prospectus will have a total initial offering price that does not exceed $185,440,000.
About U.S. Concrete, Inc.
      U.S. Concrete provides ready-mixed concrete and related products and services to the construction industry in several major markets in the United States. As of December 31, 2001, we have 83 operating plants producing over 5.8 million cubic yards of concrete annually. Our operations consist principally of formulating, preparing, delivering and placing ready-mixed concrete at the job sites of our customers. We provide services intended to reduce our customers’ overall construction costs by lowering the installed, or “in-place,” cost of concrete. These services include the formulation of new mixtures for specific design uses, on-site and lab-based product quality control and delivery programs we configure to meet our customers’ needs.
      We completed our initial public offering in May 1999. At the same time, we acquired six ready-mixed concrete and related businesses and began operating 26 concrete plants in three major markets in the United States. Since our IPO and through December 31, 2001, we have acquired an additional 21 ready-mixed concrete and related businesses, operating an additional 57 concrete plants, in seven additional major markets in the United States.
      To increase our geographic diversification and expand the scope of our operations, we seek to acquire businesses operating under quality management teams in growing markets. Our acquisition strategy has two primary objectives. In a new market, we target one or more companies that can serve as platform businesses into which we can integrate other concrete operations. In markets where we have existing operations and seek to increase our market penetration, we pursue acquisitions that can complement our existing operations.
      In this prospectus, we refer to U.S. Concrete, Inc., its wholly owned subsidiaries and its ownership interest in equity affiliates as “we,” “us” or “U.S. Concrete,” unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 2925 Briarpark, Suite 1050, Houston, Texas 77042, and our telephone number at that location is (713) 499-6200.

RISK FACTORS
      You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities. The risks and uncertainties we describe below are not the only ones relating to these securities or facing our company. Additional risks and uncertainties not presently known to us or that we currently do not believe are material may also impact our business, operations, financial condition or results of operations.
We have a limited history of operating and integrating acquired businesses, and we may not be able to realize our business strategy of reducing costs and achieving revenue enhancements in the operations of the businesses we acquire
      If we are unable to integrate or successfully manage the companies we have acquired or may acquire in the future, our business, financial condition and results of operations could be materially and adversely affected. We completed our initial public offering in May 1999. At the same time, we acquired six ready-mixed concrete and related businesses. Since our IPO and through December 31, 2001, we have grown rapidly through the acquisition of an additional 21 ready-mixed concrete and related businesses. To manage the combined enterprise on a profitable basis, we must implement several common systems and various control mechanisms in each of the businesses we acquire. We may not be able to realize our business strategy of reducing costs and achieving revenue enhancements in the operations of the businesses we acquire for a number of reasons, including the following:

•	we may fail to integrate the businesses we acquire into a cohesive, efficient enterprise with company-wide information and management systems and effective cost and other control mechanisms;

•	we will have to rely on existing accounting, information and administrative systems of acquired businesses, which may be inadequate, until we can implement the systems we use in our existing operations;

•	our resources, including management resources, are limited and may be strained if we engage in a significant number of acquisitions, and acquisitions may divert our management’s attention from initiating or carrying out programs to save costs or enhance revenues; and

•	our ability to realize significant cost savings and customer cross-selling opportunities in any market will depend on the extent to which our acquisition strategy succeeds in that market.
We may be unsuccessful in identifying and acquiring sufficient acquisition candidates to carry out our growth strategy
      One of our principal growth strategies is to increase our revenues and the markets we serve through the acquisition of additional ready-mixed concrete and related businesses. We expect to face competition for acquisition candidates and we may not be able to identify and acquire sufficient suitable acquisition candidates available for sale at reasonable prices and on other reasonable terms for a number of reasons, including:

•	the unwillingness of candidates to sell during a period of growing demand for ready-mixed concrete;

•	competitors in our industry may outbid us;

•	we may not have sufficient available capital to pay for acquisitions; or

•	our lenders may not provide the necessary consent under our revolving credit facility, which requires the consent of the lenders for all acquisitions.
There are risks related to our operating and internal growth strategies
      A key element of our strategy is to increase the profitability and revenues of the businesses we acquire. Although we have been implementing this strategy by various means since our IPO, you have no assurance that we will be able to continue to do so successfully. Another key component of our strategy is to operate the businesses we acquire on a decentralized basis, with local management retaining responsibility for day-to-day operations, profitability and the internal growth of the individual business. If we do not implement and maintain proper overall business controls, this decentralized operating strategy could result in inconsistent operating and financial practices at the businesses we acquire, and our overall profitability could be adversely affected. Our ability to generate internal growth will be affected by, among other factors, our ability to:

•	emphasize new product development and value-added sales and marketing;

•	attract new customers;

•	hire and retain employees; and

•	reduce operating and overhead expenses.
      Many of the factors affecting our ability to generate internal growth may be beyond our control, and you have no assurance that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.
We may not have access to sufficient funding to finance future acquisitions
      If we cannot secure additional financing on acceptable terms, we may be unable to continue pursuing our acquisition strategy successfully and we may be unable to support our growth strategy. We cannot readily predict the timing, size and success of our acquisition efforts or the capital we will need for those efforts. We intend to continue to use our common stock as a significant component of the consideration we pay for future acquisitions. Issuances of common stock as acquisition consideration could have a dilutive effect on our then existing stockholders. If our common stock does not maintain a sufficient market value or potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources to pursue our acquisition program. Using cash for acquisition consideration limits our financial flexibility and increases the likelihood that we will need to seek additional capital through future debt or equity financings. If we seek more debt financing, we may have to agree to financial covenants that limit our operational and financial flexibility. Additional equity financing may dilute the ownership interests of our then existing stockholders. You have no assurance that additional debt or equity financing will be available on terms acceptable to us. Our principal credit facility contains a general requirement for us to obtain the consent of the lenders for acquisitions.
Our business growth could outpace the capability of our corporate management and systems
      We expect to grow both internally and through acquisitions. We expect to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. We cannot be certain that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant additional responsibilities on members of our senior management and executive officers. Our success will also depend on recruiting new senior level managers and officers and we cannot be certain that we can recruit and retain such additional managers and officers. To the extent we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management personnel, our business, financial condition and results of operations could be materially and adversely affected.
The departure of key personnel could disrupt our business
      We depend on the continued efforts of our executive officers and, in many cases, on senior management of the businesses we acquire. The loss of key personnel, or the inability to hire and retain qualified replacements, could adversely effect our business, financial condition and results of operations. We do not carry key-person life insurance on any of our employees.

We may be unable to attract and retain qualified employees
      Our ability to provide high-quality products and services on a timely basis requires that we employ an adequate number of skilled plant managers, technicians and drivers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. Like many of our competitors, we are currently experiencing shortages of qualified personnel. You have no assurance that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of skilled personnel.
We may lose business to competitors who underbid us and otherwise be unable to compete favorably in our highly competitive industry
      We may lose business to competitors who underbid us and otherwise be unable to compete favorably in our highly competitive industry. Our competitive position in a given market will depend largely on the location and operating costs of our ready-mixed concrete plants and prevailing prices in that market. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service as well as price are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies offering simple mixes to subsidiaries or operating units of large, vertically integrated cement manufacturing and concrete products companies. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for jobs that are particularly price-sensitive. Competitors having greater financial resources than we do to invest in new mixer trucks, build plants in new areas or pay for acquisitions also will have competitive advantages over us.
Our operating results may vary significantly quarter-to-quarter
      The ready-mixed concrete business is subject to seasonal variations. In particular, demand for our products and services during the winter months is typically lower than in other months of the year due to inclement weather. Additionally, the ready-mixed concrete industry can be highly cyclical. As a result, our volume of business may be adversely affected by declines in construction in various geographic regions of the U.S. Our quarterly results may also be materially affected by, among other things:

•	the timing of acquisitions;

•	variations in the margins of jobs performed during any particular quarter;

•	the timing and magnitude of acquisition assimilation costs;

•	the budgetary spending patterns of customers;

•	costs we incur to support growth internally or through acquisitions or otherwise;

•	the change in mix of our customers and business;

•	increases in construction and design costs; and

•	regional or general economic conditions.
      As a result, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.
Our results of operations could be adversely affected as a result of goodwill impairments
      When we acquire a business, we record an asset called “goodwill” equal to the excess amount we pay for the business, including liabilities we assume, over the fair value of the tangible and separately identifiable intangible assets of the business we acquire. The Financial Accounting Standards Board recently adopted changes to its accounting standards that relate to business combinations, goodwill and other intangible assets. These standards continue to require recognition of goodwill as an asset, but will not permit amortization of goodwill as currently required by applicable generally accepted accounting principles. These changes will require us to test goodwill periodically for impairment using a fair-value based approach. We will evaluate goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If we determine that any of the remaining balance of goodwill is impaired, we will be required to take an immediate charge to earnings. We will be required to apply the new standards beginning January 1, 2002, except that for the business combinations we completed after June 30, 2001 the new standards are currently effective. We are currently evaluating the potential impact of the adoption of these changes on our financial position and results of operations. As of September 30, 2001, goodwill represented approximately 50% of our total assets.
Governmental regulations, including environmental regulations, may result in increases in our operating costs and capital expenditures and decreases in our earnings
      A wide range of federal, state and local laws, ordinances and regulations apply to our operations, including the following matters:

•	land usage;

•	street and highway usage;

•	noise levels; and

•	health, safety and environmental matters.
In many instances, we must have various certificates, permits or licenses in order to conduct our business. Our failure to maintain required certificates, permits or licenses or to comply with applicable governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Delays in obtaining approvals for the transfer or grant of certificates, permits or licenses, or failure to obtain new certificates, permits or licenses, could impede the implementation of our acquisition program.
      Governmental requirements that impact our operations include those relating to air quality, solid waste management and water quality. These requirements are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault and expose us to liability for the conduct of or conditions caused by others, or for our acts that complied with all applicable requirements when we performed them. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of environmental conditions may require us to make material expenditures we currently do not anticipate. In addition, although we intend to conduct appropriate investigations with respect to environmental matters in connection with future acquisitions, we may fail to identify or obtain indemnification from all potential environmental liabilities of any acquired business.
Collective bargaining agreements, work stoppages and other labor relations matters may result in increases in our operating costs, disruptions in our business and decreases in our earnings
      At September 30, 2001, approximately 46% of our employees were covered by collective bargaining agreements. Any inability by us to negotiate acceptable new contracts with these unions could cause strikes or other work stoppages by the affected employees, and new contracts could result in increased operating costs attributable to both union and non-union employees. If any such strikes or other work stoppages were to occur, or if other of our employees were to become represented by a union, we could experience a significant disruption of our operations and higher ongoing labor costs which could materially adversely affect our business, financial condition and results of operations. In addition, the coexistence of union and non-union employees may lead to conflicts between union and non-union employees or impede our ability to integrate our operations efficiently. Labor relations matters affecting our suppliers of cement and aggregates could adversely impact our business from time to time.

Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs
      Operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards. Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials.
      Our operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. Although we conduct training programs designed to reduce the risks of these occurrences, we cannot eliminate these risks. We maintain insurance coverage in amounts and against the risks we believe accord with industry practice, but this insurance may not be adequate to cover all losses or liabilities we may incur in our operations, and we may not be able to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable.
We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications
      Our operations generally involve providing mixed designs of concrete which must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics. We generally warrant to our customers that the concrete we provide: (1) in its plastic state on site will be delivered on time and in conformity with applicable tests and contractual specifications; and (2) in its hardened state will satisfy any applicable industry compressive strength test conducted by an independent testing laboratory. If we fail to provide product in accordance with these requirements and specifications, claims may arise against us or our reputation may be damaged.
The market price of our common stock may be volatile
      The market price of our common stock may be volatile. Factors that could cause that volatility include:

•	fluctuations in our annual or quarterly financial results or those of our competitors or consolidators having growth strategies similar to ours in other industries;

•	price and volume volatility in the stock market generally or in the group of companies having smaller market capitalizations similar to ours;

•	changes in the market valuations of other consolidators;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders or changes by securities analysts in their estimates of our future earnings;

•	the perceived risks associated with our possible future issuances of additional shares of common stock;

•	changing conditions in our cyclical industry or in the local and regional economies in which we operate; and

•	unfavorable publicity or changes in laws or regulations which adversely affect our industry or us.
We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock
      Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock — Preferred Stock” and “— Stockholders Rights Plan.”

Provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders
      The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

•	provisions relating to the classification, nomination and removal of our directors;

•	provisions limiting the right to call special meetings of our board of directors and our stockholders;

•	provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders;

•	a prohibition of action by our stockholders without a meeting; and

•	the authorization given to our board of directors to issue and set the terms of preferred stock.
In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who attempts to acquire a significant interest in U.S. Concrete without advance approval of our board of directors, while the Delaware General Corporation Law would impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See “Description of Capital Stock.”
FORWARD-LOOKING INFORMATION
      This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “plan,” “forecast,” “budget,” “goal” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.
      The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. Although our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	our acquisition and national operating strategies;

•	our ability to integrate the businesses we acquire;

•	our ability to obtain the capital necessary to finance our growth strategies;

•	the availability of qualified personnel;

•	the trends we anticipate in the ready-mixed concrete industry and in our business;

•	the level of activity in the construction industry generally and in our local markets for ready-mixed concrete;

•	the cost of capital, including the interest expense associated with our outstanding borrowings, which is tied to market interest rates;

•	our ability to maintain compliance with the covenants under the documents relating to our outstanding indebtedness;

•	the highly competitive nature of our business;

•	changes in, or our ability to comply with, governmental regulations, including those relating to the environment;

•	our labor relations and those of our suppliers of cement and aggregates;

•	the level of funding allocated by the United States Government for federal highway, transit and safety spending;

•	power outages and other unexpected events that delay or adversely affect our ability to deliver concrete according to our customers’ requirements;

•	our ability to control costs and maintain quality; and

•	our exposure to warranty claims from developers and other customers.
We have discussed some of these factors in more detail in the “Risk Factors” section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.
USE OF PROCEEDS
      Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include acquisitions, working capital, capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table presents our ratio of earnings to fixed charges for each of the periods shown. We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes plus fixed charges exclusive of capitalized interest. “Fixed charges” consist of interest, whether expensed or capitalized, amortization of capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on operating leases that represents the interest factor. Because our financial statements present Central Concrete Supply Co., Inc., one of the businesses we acquired in May 1999 when we completed our IPO, as the purchaser of the other businesses we have acquired and U.S. Concrete, in accordance with the purchase method of accounting, the following information reflects results of Central only for periods prior to June 1, 1999, the date we recorded our initial acquisitions for accounting purposes, and for U.S. Concrete and its consolidated subsidiaries after that date.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2001	2000	1999	1998	1997	1996

	(Unaudited)
Ratio of earnings to fixed charges	1.8x	3.0x	9.3x	36.1x	17.0x	4.7x
DESCRIPTION OF DEBT SECURITIES
      The debt securities this prospectus covers will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. We will issue the debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. We sometimes call the senior indenture and the subordinated indenture the “indentures.”

      We have summarized selected provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement. Please read “Where You Can Find More Information.”
      In this summary description of the debt securities, all references to “U.S. Concrete” or “us” mean U.S. Concrete, Inc. only, unless we state otherwise or the context clearly indicates otherwise.
General
      The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a position junior to, any senior debt securities and all our other senior debt. The indentures will not limit the amount of debt we may issue under the indentures, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.
      We conduct our operations through our subsidiaries, and they generate substantially all our operating income and cash flow. As a result, distributions or advances from our subsidiaries are important sources of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain from our subsidiaries cash that we need to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a position junior to the claims of creditors of our subsidiaries on their assets and earnings.
      Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

•	any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

•	provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.
      The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

•	the denominations in which we may issue the debt securities;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes in those conditions or limitations;

•	any changes in or additions to the events of default or covenants this prospectus describes;

•	any restrictions or other provisions relating to the transfer or exchange of the debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities issued by U.S. Concrete or any other entity; and

•	any other terms of the debt securities.
      We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates.
      If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.
Subordination
      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) in any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.
      Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.
      The subordination provisions will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination provisions will not prevent the occurrence of any default under the subordinated indenture.
      Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than our other creditors.
      Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all notes or other indebtedness, including guarantees, of U.S. Concrete for money borrowed and similar obligations, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.
Consolidation, Merger and Sale of Assets
      The indentures generally will permit a consolidation or merger between us and another entity. They also will permit the sale by us of our assets substantially as an entirety to a single entity. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of our assets substantially as an entirety to any other entity only if:

•	the resulting entity is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities; and

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing.
Events of Default
      Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

•	our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;

•	our failure to pay principal of or any premium on any debt securities of that series when due;

•	our failure to deposit any mandatory sinking fund payment for that series of debt securities for 30 days;

•	our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that Indenture that are affected by that failure;

•	certain events involving bankruptcy, insolvency or reorganization of U.S. Concrete; and

•	any other event of default provided for that series of debt securities.
      A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.
      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class) may declare the principal of and all accrued and all unpaid interest on those debt securities to be due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or of all senior debt securities or subordinated debt securities affected, voting as one class) may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.
      A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holder or holders offer to the trustee indemnity reasonably satisfactory to it,

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.
This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.
      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities affected, voting as one class) will be able to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable trustee; and

•	exercising any trust or power conferred on the applicable trustee not relating to or arising in respect of an event of default.
      Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants that indenture contains.
Modification and Waiver
      We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

•	change the stated maturity of any debt security;

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

•	change any obligation to pay additional amounts on any debt security;

•	make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture’s provisions for modification;

•	waive a continuing default or event of default regarding any payment on any debt security; or

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.
      We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor on any merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for or add guarantees of any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

•	to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

•	to provide for the acceptance of a successor or another trustee.
      The holders of a majority in principal amount of the outstanding debt securities of any series (or of all senior debt securities or subordinated debt securities affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.
Defeasance
      When we use the term “defeasance,” we mean discharge from some or all of our obligations under an indenture. If we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”).
      If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold moneys for payment in trust.
      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.
Governing Law
      New York law will govern the indentures and the debt securities.
Trustee
      If an event of default occurs and is continuing, the trustee must use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.
      Each indenture will limit the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.
Form, Exchange, Registration and Transfer
      If we issue the debt securities in registered form, we will not charge a service charge for any registration of transfer or exchange of those securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.
      Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present registered debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.
      Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue in registered form under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.
      In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.
Payment and Paying Agents
      Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.
      Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.
      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us on our written request any funds they hold for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.
Book-entry Debt Securities
      We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.
DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of:

•	60,000,000 shares of common stock; and

•	10,000,000 shares of preferred stock, issuable in series.
Each authorized share has a par value of $.001. As of December 31, 2001, 26,549,830 shares of common stock were issued and outstanding. Also as of December 31, 2001, no shares of our preferred stock were issued and outstanding.
      In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, as amended, and our amended and restated bylaws relating to our capital stock. You should read the provisions of our certificate of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read “Where You Can Find More Information.”
Common Stock
      Each share of common stock has one vote in the election of each director and on other corporate matters, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting us.
      Holders of common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be at the discretion of our board of directors after taking into account various factors, including:

•	our financial condition and performance;

•	our cash needs and expansion plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our credit arrangements then impose.
In addition, the terms of our principal credit facility prohibit the payment of cash dividends.
      If we liquidate or dissolve our business, the holders of common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.
      The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock we offer and sell under this prospectus will also be fully paid and nonassessable.

      The common stock is quoted on the Nasdaq National Market under the symbol “RMIX.”
Preferred Stock
      At the direction of our board of directors, without any action by the holders of common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock and the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.
      The prospectus supplement relating to any series of preferred stock we offer will include specific terms relating to the offering. These terms will include some or all of the following:

•	the series designation of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate (or the method of calculating the dividend), the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for any other securities;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.
      Any preferred stock we offer and sell under this prospectus will be fully paid and nonassessable.
      The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified by the certificate of designation relating to the applicable series of preferred stock. The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.
      Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.
Stockholder Rights Plan
      On May 10, 1999, we entered into a rights agreement with American Stock Transfer & Trust Company, as rights agent, providing for the issuance of preferred stock purchase rights to holders of common stock. Under the plan, each share of common stock currently includes one right to purchase from us a unit consisting of one one-hundredth of a share of our Series A junior participating preferred stock at an exercise price of $35.00 per unit, subject to adjustment. We have summarized selected provisions of the rights agreement below. You should read the rights agreement for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed a copy of the rights agreement with the SEC, and it is incorporated by reference as an exhibit to the registration statement. Please read “Where You Can Find More Information.”

      The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the “rights distribution date.” That date would occur, except in some cases, on the earlier of:

•	10 days following a public announcement that a person or group of affiliated or associated persons (collectively, an “acquiring person”) has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.
Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient common stock.
      Until the rights distribution date:

•	common stock certificates will evidence the rights;

•	the rights will be transferable only with those certificates;

•	those certificates will contain a notation incorporating the rights agreement by reference; and

•	the surrender for transfer of any of those certificates also will constitute the transfer of the rights associated with the stock that certificate represents.
      The rights are not exercisable until after the rights distribution date and will expire at the close of business on April 30, 2009, unless we earlier redeem or exchange them as we describe below.
      As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on that date and, from and after that date, only separate rights certificates will represent the rights.
      We will not issue rights with any shares of common stock we issue after the rights distribution date, except (1) as our board of directors otherwise may determine and (2) together with shares of common stock we issue as a result of previously established incentive plans or convertible securities.
      A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than as a result of a “permitted offer.” The rights agreement defines “permitted offer” to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the independent members of our board of directors determines to be fair to and otherwise in our best interests and the best interests of our stockholders.
      If a flip-in event occurs, our board of directors may, at any time until 10 days after the public announcement that a person has become an acquiring person, cause us to redeem the rights in whole, but not in part, at a redemption price of $.01 per right, subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors selects. The rights will not be exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.
      If a flip-in event occurs and we do not redeem the rights, each right, other than any right that has become null and void as we describe below, will become exercisable, at the time we no longer may redeem it, to receive the number of shares of common stock (or, in some cases, cash, property or other of our securities) which has a “current market price” (as the rights agreement defines that term) equal to two times the exercise price of the right.
      When a flip-in event occurs, all rights that then are, or under the circumstances the rights agreement specifies previously were, beneficially owned by an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

      A “flip-over event” will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person, (1) we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above, or (2) 50% or more of our assets or earning power is sold or transferred. If a flip-over event occurs, each holder of a right (except rights that previously have become void as we describe above) thereafter will have the right to receive, on exercise of that right, the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of the right.
      The number of outstanding rights associated with a share of common stock, the number of fractional shares of junior participating preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the rights distribution date. The exercise price of the rights and the number of fractional shares of junior participating preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment from time to time to prevent dilution in the event of some transactions affecting the junior participating preferred stock.
      With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of that exercise price. It also will not require us to issue fractional shares of junior participating preferred stock that are not integral multiples of one one-hundredth, and, in lieu thereof, we will make a cash adjustment based on the market price of the junior participating preferred stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of junior participating preferred stock.
      At any time after the occurrence of a flip-in event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of common stock then outstanding or the occurrence of a flip-over event, we may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities we deem to have the same value as one share of common stock, per right, subject to adjustment.
      During the time we may redeem the rights, we may, at the direction of our board of directors, amend any of the provisions of the rights agreement other than the redemption price. Thereafter, we may amend the provisions of the rights agreement, other than the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement; provided, however, that we cannot lengthen the time period governing redemption if the rights are no longer redeemable.
      Until a right is exercised, the holder thereof, as such, will have no rights to vote or receive dividends or any other rights as a stockholder.
      The rights have anti-takeover effects. They will cause severe dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if the acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination our board of directors approves.
Limitation on Directors’ Liability
      Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent Delaware law permits. Specifically, no member of our board of directors will be personally liable for monetary damages for any breach of the member’s fiduciary duty as a director, except for liability:

•	for any breach of the member’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the member derived an improper personal benefit.
      This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders and us. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors and executive officers which indemnify them to the fullest extent Delaware law and our certificate of incorporation permit.
Statutory Business Combination Provision
      As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•	before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•	on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.
      Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters
      Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.
      Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws provide that only the chairman of our board of directors or a majority of the board may call a special meeting of our board of directors or of our stockholders.
      Our certificate of incorporation provides for a classified board of directors. Except for directors that the holders of preferred stock may elect, our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of our stockholders, the term of a different class of our directors will expire. As a result, we contemplate that stockholders will elect approximately one-third of our board of directors each year. Board classification could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders’ meeting following the date that party obtains that control.
      Our certificate of incorporation provides that the number of directors will be as the board of directors determines from time to time, but will not be less than three. It also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, along with the provisions authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Stockholder Proposals
      Our bylaws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual or special meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 180 days before the anniversary date of the immediately preceding annual meeting. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date differs by more than specified periods from that anniversary date. If the chairman of our board of directors or a majority of the board of directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 180 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our bylaws prescribe the specific information any advance written stockholder notice must contain.
      The advance-notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to our company and our stockholders.
Transfer Agent and Registrar
      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.
DESCRIPTION OF WARRANTS
      We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants we sell with other securities may be attached to or separate from those other securities. If we issue warrants, we will do so under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.
      We have summarized selected provisions of the warrants below. If we offer any warrants, we will file the forms of warrant certificate and warrant agreement with the SEC, and you should read those documents for provisions that may be important to you.
      The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable on exercise of the warrants, and procedures that may result in the adjustment of those numbers;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other terms of the warrants.
      Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.
Modifications
      We may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.
      We may also modify or amend various other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. Without the consent of the holders affected, however, no modification or amendment may:

•	shorten the period of time during which the warrants may be exercised; or

•	otherwise materially and adversely affect the exercise rights of the holders of the warrants.
Enforceability of Rights
      The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder’s right to exercise the holder’s warrants.

PLAN OF DISTRIBUTION
      We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.
Sale Through Underwriters or Dealers
      If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.
      In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.
      The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.
      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.
      Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions we describe above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
      We may also sell shares of our common stock through Ramius Securities, LLC under the underwriting agreement we describe below under “Existing Underwriting Arrangement.”
Direct Sales and Sales Through Agents
      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.
Existing Underwriting Arrangement
      We have entered into a Flexible Underwritten Equity Facility (FUEL(R)) Agreement, dated as of January 7, 2002, with Ramius Securities LLC, as underwriter. We have summarized that agreement below. In the following discussion, we refer to that agreement as the underwriting agreement. You should read the underwriting agreement for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed a copy of the underwriting agreement with the SEC, and it is incorporated by reference as an exhibit to the registration statement. Please read “Where You Can Find More Information.”
      Under the underwriting agreement, we may issue and sell through the underwriter shares of our common stock from time to time until January 7, 2004, or until the earlier termination of the underwriting agreement under the termination provisions we describe below. The underwriting agreement does not obligate us to sell any shares of common stock through the underwriter. If we elect to sell shares of common stock under the underwriting agreement, we may issue and sell an aggregate number of shares, in a series of capital raising periods (each consisting of ten trading days), that results in up to a maximum of $12,255,168 in aggregate gross proceeds to us, provided that the total amount of common stock we may offer and sell under the underwriting agreement will not exceed 1,800,000 shares. During each capital raising period, we may elect to issue and sell a number of shares of common stock with an aggregate value of not less than $1,500,000 and not more than $6,000,000 by giving the underwriter a capital demand notice. In each capital demand notice, we will specify a minimum offering price per share at which we are willing to sell the shares of common stock being offered.
      After we deliver a capital demand notice and subject to the satisfaction of the conditions we describe below, the underwriter (1) will be obligated to sell a portion of the shares of common stock to be offered pursuant to the capital demand notice on a firm-commitment basis and (2) will offer the remaining shares to be offered pursuant to that capital demand notice on a best-efforts basis. The number of shares to be sold on a firm-commitment basis will equal the number of shares whose proceeds equal the lesser of (1) the sum of the qualified daily trading limit for each trading day during the capital raising period or (2) $1,000,000. The qualified daily trading limit for any trading day will generally be the lesser of 10% of the dollar amount of the net proceeds we request in the capital demand notice or 15% of the dollar trading volume of our common stock (excluding block trades of more than 5,000 shares) traded at or above the minimum offering price on that trading day. The underwriter may elect to reduce the number of shares to be sold on a firm-commitment basis to zero, if the volume weighted average price per share of our common stock is below the minimum offering price we specify in the capital demand notice for any four consecutive trading days during the capital raising period. In addition, the underwriter will not be obligated to sell shares of common stock during any capital raising period if the aggregate value of the number of shares to be sold on a firm-commitment basis is less than $100,000.
      Any shares of common stock the underwriter sells under the underwriting agreement will be sold at prices related to the then prevailing market price for our common stock. During a capital raising period, the underwriter will effectively pay us for any shares it sells on our behalf on any trading day a purchase price equal to the daily volume weighted average price for that trading day, excluding block trades of more than 5,000 shares, as reported by Bloomberg Financial LP, less a discount of either 4.00 or 4.25%, depending on our market capitalization on the day we provide the related capital demand notice to the underwriter.
      Under the terms of the underwriting agreement, the underwriter and its affiliates are prohibited from engaging in any put, call, short-sale, hedge, straddle, collar or similar transaction with respect to any shares of our common stock.
      Under some circumstances, the underwriter will not be obligated to sell any shares of our common stock following our delivery of a capital demand notice. These circumstances generally include:

•	the withdrawal or suspension of the effectiveness of the registration statement;

•	our failure to maintain the inclusion of our common stock on the Nasdaq National Market;

•	a suspension of trading of our common stock on the Nasdaq National Market;

•	a general suspension of trading of securities on the Nasdaq National Market;

•	a general moratorium on commercial banking activities or securities clearance and settlement services declared by federal or New York state authorities;

•	a material outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war that, in the reasonable judgment of the underwriter, makes it impracticable to proceed with the offering;

•	our failure to satisfy the conditions precedent to sales of common stock that the underwriting agreement sets forth;

•	our failure to comply with our covenants that the underwriting agreement sets forth;

•	any merger or consolidation of our company into another entity;

•	a transfer of all or substantially all of our assets to another entity; or

•	the occurrence of an event which makes any statement of material fact made in this prospectus, the registration statement, any amendment to the registration statement, any supplement to this prospectus or any document we have incorporated by reference into this prospectus untrue in any material respect or which requires us to amend the registration statement or this prospectus.
      The underwriter may terminate the underwriting agreement if:

•	we commit a material breach of any of our representations, warranties or covenants or other obligations in the underwriting agreement;

•	we fail to comply with our covenants the underwriting agreement sets forth;

•	we merge or consolidate with another entity or transfer all or substantially all of our assets to another entity;

•	the underwriter reasonably determines that the adoption of, change in, or any change in the interpretation or application of any law, regulation, rule, guideline or treaty makes it illegal or materially impracticable for the underwriter to fulfill its commitment under the terms of the underwriting agreement; or

•	we fail to maintain the inclusion of our common stock on the Nasdaq National Market or the suspension of trading on that market for a period of ten or more consecutive trading days.
We may, in our sole discretion, terminate the underwriting agreement at any time.
      We have paid the underwriter $50,000 to cover a portion of its out-of-pocket expenses in connection with the execution of the underwriting agreement and its conduct of an initial due diligence review of our company. In addition, we have agreed to pay the underwriter’s reasonable out-of-pocket expenses relating to its ongoing due diligence review in any quarter in which we provide the underwriter a capital demand notice, up to a maximum of $8,000 per quarter. We have also agreed that:

•	if we do not raise an aggregate of at least $1 million within one year of the date of the underwriting agreement, we will pay the underwriter a stand-by fee of 5% of the difference between $1 million and the amount raised during that year; and

•	if we do not raise an aggregate of at least $2 million within two years of the date of the underwriting agreement, we will pay the underwriter a stand-by fee equal to 5% of the difference between the $2 million and the amount raised during that two-year period; provided, however, that the total of the aggregate standby-fees we pay will not exceed $100,000.
If we raise at least $2 million within two years of the date of the underwriting agreement, the underwriter will refund to us any previously paid stand-by fees. At our option, we may pay the stand-by fees in cash or in shares of our common stock, valued at the then current market price, to the extent permitted by the applicable rules of the National Association of Securities Dealers, Inc.
      We have entered into a letter agreement with Credit Lyonnais Securities (USA) Inc. (“CLS”), which acted as a finder in connection with the underwriting agreement. You should read that letter agreement for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed a copy of that letter agreement with the SEC as an exhibit to the registration statement.
      Under the terms of our letter agreement with CLS, we have agreed to pay CLS a finder’s fee of either 2.75% or 3.00% (depending on our market capitalization on the day we provide the related capital demand notice to the underwriter) of the aggregate price the underwriter pays us for those shares. We have also paid CLS an expense allowance of $50,000, which is to be refunded to us if and to the extent CLS does not incur up to $50,000 of costs and expenses in connection with these arrangements. CLS introduced us to the underwriter, but CLS is not a party to, and is not obligated to purchase any shares of our common stock under, the underwriting agreement.
      The total compensation we pay to the underwriter and CLS will depend on the amount of net proceeds, if any, we seek to obtain under the underwriting agreement and the aggregate sales proceeds from any shares of common stock the underwriter sells on our behalf under the underwriting agreement. However, in no event will the total commissions and finder’s fees we pay to the underwriter and CLS during any capital raising period exceed 7% of the aggregate gross proceeds attributable to sales of common stock under the underwriting agreement during that capital raising period.
      We have agreed to indemnify the underwriter and CLS against certain civil liabilities, including liabilities under the Securities Act of 1933.
Delayed Delivery Contracts
      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from various types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions the prospectus supplement describes. The prospectus supplement will describe the commission payable for solicitation of those contracts.
General Information
      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.
LEGAL MATTERS
      Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the legality of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.
EXPERTS
      The audited financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.
      This prospectus is part of a registration statement we have filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes respecting the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits are available at the SEC’s public reference room or through its Web site.
      The SEC allows us to “incorporate by reference” the information we file with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the offered securities. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2000;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

•	our current reports on Form 8-K dated April 10, 2001 and July 12, 2001; and

•	the description of the common stock and the description of the rights to purchase preferred stock in our registration statements on Form 8-A filed on May 10, 1999.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning us at the following address:

U.S. Concrete, Inc.
2925 Briarpark Suite 1050
Houston, Texas 77042
Attention: Corporate Secretary
Telephone: (713) 499-6200
      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any person (including any salesman or broker) to provide information other than that this prospectus or any prospectus supplement provides. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as we describe above for updated information.

### Raw Materials

The primary ingredients of concrete are cement, aggregates (sand and stone), chemical admixtures and water.

### Manufacturing Process

These ingredients are combined at a batch plant and loaded into a ready-mixed truck, which continues to mix the concrete in route to the customer's job site.

### Concrete Usage

The concrete is delivered to various job sites, which include streets and highways, public works, residential and commercial projects.

7,000,000 Shares
U.S. Concrete, Inc.
Common Stock

PROSPECTUS SUPPLEMENT
February 1, 2006

Citigroup

BB&T Capital Markets
Sanders Morris Harris
Davenport & Company LLC